

PSBUSINESSPARKS℠

2002 Annual Report











PROPERTY LOCATIONS

PS Business Parks, Inc.

(as of December 31, 2002)



WA
OR
CA
AZ
TX
TN
VA
MD
Properties
Regional Office

Southern California

Rentable Square Feet: 3,173,000

Buena Park
Carson
Cerritos
Culver City
Irvine
Laguna Hills
Lake Forest
Lakewood
Monterey Park
San Diego
Signal Hill
Studio City
Torrance

Northern California

Rentable Square Feet: 1,497,000

Hayward
Monterey
Sacramento
San Jose
San Ramon
Santa Clara
South San Francisco

Oregon

Rentable Square Feet: 1,972,000

Beaverton
Milwaukie

Washington

Rentable Square Feet: 28,000

Renton

Arizona

Rentable Square Feet: 569,000

Mesa
Phoenix
Tempe

Northern Texas

Rentable Square Feet: 1,951,000

Dallas
Garland
Houston
Las Colinas
Mesquite
Missouri City
Plano
Richardson

Southern Texas

Rentable Square Feet: 833,000

Austin

Tennessee

Rentable Square Feet: 138,000

Nashville

Virginia

Rentable Square Feet: 2,621,000

Alexandria
Chantilly
Herndon
Lorton
Merrifield
Springfield
Sterling
Woodbridge

Maryland

Rentable Square Feet: 1,646,000

Beltsville
Gaithersburg
Landover
Largo
Rockville

CUMULATIVE TOTAL RETURN

PS Business Parks, Inc. and NAREIT Equity Index
December 31, 1997 - December 31, 2002



$200
$150
$100
$ 50
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
PS Business Parks, Inc.
NAREIT Equity Index

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
PS Business Parks, Inc.	$100.00	$113.17	$112.47	$143.21	$169.82	$177.41
NAREIT Equity Index	$100.00	$ 82.50	$ 78.69	$ 99.43	$113.29	$117.61

The graph set forth above compares the yearly change in the cumulative total shareholder return on the Common Stock (formerly Common Stock Series A) of the Company (formerly Public Storage Properties XI, Inc.) for the five-year period ended December 31, 2002 to the cumulative total return of the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and the NAREIT Equity Index was $100 on December 31, 1997 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

LETTER TO SHAREHOLDERS

PS Business Parks, Inc.

From the Chairman of the Board

Our 2002 results were modest. Per share changes in valuation are as follows: book value from $22.23 to $22.92; net income per share from $1.83 to $1.93; funds from operations from $3.15 to $3.55; and net asset value from $33.50 to $35.50. As I have written in the past, I think the absolute change in NAV is the most important measure of performance, as well as the rate of change. This year, both are the lowest in the past five years.

As always, we measure our results on a per share basis, since changes in business size mean little unless translated into value for owners.

Overview of the Year

We've concluded a challenging year and are well positioned for the opportunities ahead of us. We have continued to deliver excellent returns to our shareholders. Over the past five years, as a public entity, we have been a sound investment for our owners providing a cumulative 77.4% return. This is particularly impressive when compared to the NAREIT Equity index delivering 17.6% and the S&P 500 delivering (-2.9%).

Average Annual Per Share Return

	1998	1999	2000	2001	2002	Cumulative Returns
PSB Price and Dividends	13.1%	-0.6%	27.3%	18.6%	4.5%	77.4%
NAREIT Equity Index	-17.5%	-4.6%	26.4%	13.9%	3.8%	17.6%
S&P 500	28.6%	21.0%	-9.1%	-11.9%	-22.1%	-2.9%
NASDAQ Composite	39.6%	85.6%	-39.2%	-21.0%	-31.5%	-15.0%
Growth in Estimated Net Asset Value	29.1%	12.8%	17.0%	8.1%	6.0%	73.0%

We are not likely to replicate this performance unless we do something really clever. Over time, since our customers are corporate and small business America, it is hard to make an argument that our growth rates will greatly exceed the growth rate of the economy. It is also not likely that our total returns to owners will greatly exceed that of the broad securities market. However, our business model and execution will continue to allow us to exceed the returns offered by our peers.

We can do a few things, which should bolster our returns:

1) Maintain customer focus in everything we do.
2) Diversify our portfolios, while also concentrating in higher growth markets.
3) Maintain superior financial strength.
4) Continue to focus on our costs.

As you know from past letters, we have been bearish on the economy. The operating environment and the challenges our customers' face have worsened, not improved. Despite these challenges, we set a leasing record in 2002: over 4.5 million square feet of space. This enabled us to produce modest gains in same park net operating income and free cash flow for the year. We also maintained relatively high property occupancies.

Rates of Growth

	2002	2001	2000	1999	1998
Rental Income Growth	1.4%	6.0%	7.5%	8.1%	5.9%
Cost of Operations Growth	3.9%	3.8%	2.7%	1.5%	0.4%
Net Operating Income Growth	0.5%	6.8%	9.3%	11.4%	9.5%

Period End Statistics

	2002	2001	2000	1999	1998
Weighted Average Occupancy	94.3%	95.6%	96.8%	97.0%	96.8%
FFO per share	$ 3.55	$ 3.15	$ 2.80	$ 2.45	$ 2.14
FAD per share	$ 2.79	$ 2.75	$ 2.42	$ 2.08	$ 1.75
Net income per share	$ 1.93	$ 1.83	$ 1.97	$ 1.60	$ 1.51
NAV per share	$35.50	$ 33.50	$31.00	$ 26.50	$ 23.50

*FFO is essentially net income, before depreciation and gains/losses on the sale of real estate. FAD is FFO after recurring capital expenditures.

Overall, we were able to post an increase of 12.7% in FFO per share in 2002. This growth was attributable to a reduction in share count, increased overall leverage and the contribution of our 2001 acquisitions.

The increase in our free cash flow per share, or FAD, was much more modest at just over 1%. This is due primarily to the significant increase in transaction costs associated with new leases. Tenant improvements and leasing commissions are "capitalized" for accounting purposes and deducted against Net Operating Income in the form of depreciation expense. While depreciation is viewed as a non-cash charge to earnings, the cash outlays that give rise to it are real and generally reduce our returns on invested capital.

Of notable absence was any growth in same park net operating income, at an anemic 0.5%. While our leasing velocity was strong, we are essentially running in place in a declining rate environment. Our modest same park growth may not be replicated in 2003.

Year 2003 Perspective

While many local real estate markets have arrested their precipitous erosion in vacancy rates and some have started to stabilize, it is a long road back to the real estate markets of the mid to late 1990's.

To put it in perspective, 2003 could be the best leasing market for our customers in a decade.

- Vacancies are high.
- Landlords are aggressive.
- Face rates are falling.
- Concessions are escalating – (free rent, over standard tenant improvements and generous broker incentives are now a standard part of the leasing lexicon.)

What does this mean for owners of commercial real estate and consequently the shareholders of PSB?

While deal flow is increasing and occupancy erosion in many portfolios may cease, the price of maintaining occupancies will be high!

Stripping away the bookkeeping of new leases, the marginal positive cash flow (Net Operating Income after tenant improvements and leasing costs) from 2003 leases will probably be nominal if not negative, resulting in reduced returns on invested capital.

While the abatement of further erosion in market occupancy is welcome, our customers' face continued challenges, including:

- An uncertain world and national economy
- A tough credit market, with high yield debt and IPO capital flows still dormant.

While our customers may be slowing their contraction and have finished reducing their costs, they are not growing.

It will take economic growth to absorb the staggering level of vacancies in many markets. Landlords' returns on their invested capital will begin to improve only when space starts to be absorbed.

With respect to acquisitions, low interest rates, copious quantities of private capital and high coupon leases have combined to create a gap between sellers' expectations and intrinsic values. Accordingly, we may remain net sellers in 2003. However, once some of these transitory "supports" start to dissipate, in particular, low interest rates, we would expect to resume growing our portfolio. In the short term, recognizing that we will probably not be growing significantly, we are taking a hard look at every aspect of our cost structure. While on a relative basis our cost structure is one of the best in the industry, there is always room for improvement.

We will be extremely challenged to generate growth this year. We simply are not capable of escaping the gravitational pull of this economy. Having said that, we are all focused on growing both net operating income and the quality of the revenue stream in a prudent manner.

The Last Five Years

This year marks our fifth year as a public company. Much has changed over this period, so some reflection is important.

In general, we have gone against conventional practices and prospered. Starting with our process of becoming public (a reverse merger into a much smaller public company), we:

1) Invested principally in a type of commercial space – flex space – that some had forecasted to perform poorly during an economic downturn. This has not happened.
2) Used perpetual preferred stock to provide "lower risk" leverage to our common shareholders, instead of "cheaper," higher risk debt.

3) Maintained abundant liquidity and financial flexibility, despite short-term earnings "dilution".
4) Minimized development properties and land inventories.
5) Avoided "dot.com" and other high risk large tenants (Worldcom was an A- credit when we leased to them).
6) Avoided investments in "high-tech" real estate ventures that would "revolutionize" our business.
7) Implemented a dividend policy that maximized cash flow retention, not current distributions. We have maintained one of the lowest dividend "payout" ratios in our industry.
8) Refrained from issuing common equity to increase our "float" and the trading volume of our common stock. In fact, we have repurchased shares when they have traded well below NAV.

No doubt, some of our policies and actions have cost our owners' money. We should have lengthened our lease durations at the "top" of the market – 2000. We should have used a modest amount of short-term debt, when we correctly saw the end of this "dot.com bubble". Finally, we should have stayed focused on large diverse markets, such as Los Angeles and Northern Virginia, and minimized "secondary" markets such as Beaverton, Oregon and Austin, Texas. Hopefully, we have learned from our mistakes and can compound our strengths.

Looking Ahead

The strategies by which we have created value in the past most likely will not be the proper approach going forward. Recently, tremendous capital has been flowing into real estate in many forms (real estate mutual funds have nearly doubled to $16 billion in the past two years and pension allocations have also risen dramatically). Investors are focused on the past five years. They are attracted to the lower volatility and cash flow characteristics of real estate as compared to common stocks. Many have since forgotten the RTC and the terrible state of the real estate markets just ten years ago.

Most likely, as I wrote last year, commercial real estate will "suffer" a prolonged downturn just as the general economy has. The opportunities to create value will no longer be in rising rents, improving economies of scale or applying leverage to unleveraged capital structures. The opportunities will be in taking challenged properties and rationalizing them, acquiring "empty" buildings and leasing them up, optimizing strategic relationships with key customers and servicing their unique needs and finally remaining always nimble to seize opportunities.

To seize these opportunities, we have needed someone with some significant "bricks and mortar" experience to help operate our company. Last year we added Joe Russell to our team.

Joe comes to us with a wealth of experience from the Spieker Properties organization. Prior to that, he was with IBM in the 1980's. These are two great "training" grounds for leaders. Joe joined Spieker Properties in 1990, three years before its IPO and during the real estate crises of the early 1990's, eventually becoming the President of its Silicon Valley division.

Joe learned real estate from the ground up under the tutelage of a master, Ned Spieker. Joe worked in the Silicon Valley, the mecca for our product type, flex space, and was responsible for acquisitions, development, sales, property management, and leasing. Spieker Properties was merged into Equity Office Properties in 2001 and that is how Joe became available. Over the years, I have tried to pattern our company after some of the key operating characteristics of Spieker Properties, in particular, market concentration and focus and a decentralized operating platform.

I think Joe can not only further optimize our operating platform, but also take advantage of the opportunities that will be presented to us in the future. With Joe and our senior management team, we hope to experience less pain than most and improve our competitive position both in our markets and in our industry.

Thank you for your continued interest and support.

Ronald L. Havner, Jr.
Chairman and Chief Executive Officer
March 27, 2003

Computation of Funds from Operations ("FFO") and Funds for Distribution ("FAD")

	Year Ended December 31, 2002	2001
Net income allocable to common shareholders	$ 42,018,000	$ 41,016,000
Less: (Gain)/loss on investment in marketable securities	(41,000)	(8,000)
Less: Gain on disposition of real estate	(8,123,000)	-
Less: Equity income from sale of joint venture properties	(861,000)	-
Less: Straight line rent adjustment	(2,398,000)	(1,904,000)
Add: Depreciation and amortization	58,144,000	41,067,000
Add: Depreciation from unconsolidated joint venture	63,000	15,000
Add: Minority interest in income – common units	14,243,000	13,382,000
Consolidated FFO allocable to common shareholders	$103,045,000	$ 93,568,000
Computation of Diluted FFO per Common Share (1):		
Consolidated FFO allocable to common shareholders	$103,045,000	$ 93,568,000
Weighted average common shares outstanding	21,552,000	22,350,000
Weighted average common OP units outstanding	7,305,000	7,306,000
Dilutive effect of stock options	191,000	85,000
Weighted average common shares and OP units for purposes of computing fully-diluted FFO per common share	29,048,000	29,741,000
Fully diluted FFO per common share	$ 3.55	$ 3.15
Computation of Funds Available for Distribution ("FAD") (2)		
Consolidated FFO allocable to common shareholders	$103,045,000	$ 93,568,000
Less capitalized expenditures:		
Maintenance capital expenditures	(6,057,000)	(4,202,000)
Tenant improvements	(10,722,000)	(4,926,000)
Capitalized lease commissions	(5,322,000)	(2,513,000)
Total capitalized expenditures	(22,101,000)	(11,641,000)
FAD	$ 80,944,000	$ 81,927,000
FAD per common share/OP unit	$ 2.79	$ 2.75

(1) Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") by which real estate investment trusts ("REITs") may be compared. It is generally defined as net income before depreciation and extraordinary items. FFO computations do not factor out the REIT's requirement to make either capital expenditures or principal payments on debt. The Company excludes straight line rent adjustments, gains/losses on disposition of real estate and gains/losses on sale of marketable securities to more accurately reflect cash flow from real estate operations. Other REITs may not make these adjustments in computing FFO.

(2) Funds available for distribution ("FAD") is computed by deducting recurring capital expenditures, tenant improvements and capitalized leasing commissions from FFO.

From the President

We are being challenged today by a national economy that is still feeling the effects of the aggressive expansion that many industries and companies undertook up to and thru the turn of the century. The sudden and severe correction over the last two years has been more dramatic and damaging than many industry experts had predicted. Those markets that saw the positive benefits of expansion by technology related companies a few short years ago have now become the most handicapped. Even more distressed are the buildings in these markets that are unable to be reconfigured for smaller users, or have ownership structures that cannot afford to reposition a facility to adapt to this end of the user community. There are simply fewer large scale companies searching for space today, and for those who are, a heavy inventory of discounted properties with a host of favorable concessions will be found. It is no longer a landlord's market, especially for these inflexible, large scale buildings. The best way to compensate for this is to have simple, flexible buildings that can be divided into small increments if necessary, to appeal to the broadest component of the market: small users. Herein lies the core strategy of PS Business Parks.

As Ron mentioned, in the early 1990's, I experienced the severity of these market dynamics in Silicon Valley, where large, non-divisible buildings could sit empty for several years, unable to attract the more prevalent and smaller users that were still in the market looking for space. Through that difficult cycle, the benefit of owning and operating multi-tenant, flexible buildings became clear to me: occupancy could be maintained above general market statistics with lower transaction costs! Reliance on this product type has been central to PSB's investment and operating strategy, and is one of the key reasons for my enthusiasm to join the company as President.

Equally, if not more important, is the operational structure by which properties are managed and leased day to day. Without a high degree of nimbleness, no real estate organization can outperform its market. With our platform of five divisions led by talented real estate professionals, we have entrenched market-focused leasing and management teams that have a broad array of tools and decision skills which allow them to efficiently react to and meet customer needs. This can be best judged by our success in keeping our properties occupied: PSB was able to maintain weighted average occupancies of 94% in 2002, in markets that had a weighted average occupancy of 82%. We executed 1,575 lease transactions for a total of 4.5 million square feet. That equates to over 30 lease transactions per week, averaging six deals per day or one every hour and a half for the full year! Our people enjoy the competitive spirit and collaboration of finding solutions for future and existing customers, and then delivering exceptional performance. I am proud to be associated with a group of professionals that have the drive, talent and tenacity to serve a collection of 3,200 customers on a daily basis, while also outpacing each of the markets we operate in.

To minimize risk, our customer base has intentionally been formatted so that we have no single user or industry which can materially impact our financial strength. For example, the United States Government is our largest customer, representing 6.1% of 2002 revenue, which is the highest rated credit leasing space in any given market. To further minimize our risk, however, these Government leases (which total 524,000 square feet) are spread across eleven properties with staggered lease expirations. Citigroup, IBM and Intel are our 2nd, 3rd and 4th largest tenants respectively, each representing approximately two percent of 2002 revenue, again in multiple buildings with staggered lease terms. Still, our economy and in some cases, corporate governance issues are pressuring all of corporate America, and we could not have predicted Worldcom's demise at the time we brought them into our portfolio. Fortunately, we have yet to be impacted by their bankruptcy proceedings as they continue to pay rent and utilize the facilities they lease from PSB, which equates to approximately one percent of 2002 revenue, again in separate buildings with staggered lease terms.

As difficult as our markets have been, with fundamental erosion of lease rates and terms, commercial real estate values, at least in the short term, have actually increased due to a heightened desire to invest in stable, income producing assets. In 2002, we kept our strict underwriting principals intact and did not see any properties that we were able to acquire at prices that made sense. Property values, especially in Southern California and Metropolitan Washington D.C., have accelerated to levels which we feel are temporarily overstated, which will correct over time. Investing at historically high levels with eroding market fundamentals is not in the best interest of our shareholders. We were, however, successful in pruning our portfolio and selling non-strategic assets in San Antonio, Kansas, and Maryland, which in total equaled 386,000 square feet with approximately $24.0 million in proceeds. We also benefited through a successful joint venture with GE Capital by acquiring and then selling a portfolio of industrial buildings in Los Angeles, which resulted in $3.5 million of profit to PSB through January 2003. An example of the kind of creativity and cleverness Ron referred to above.

The discipline in our investment strategy ties directly to our conservative posture from a financial perspective. We have tremendous financial flexibility through one of the most conservative balance sheets in the REIT industry, with approximately 5% debt and 28% perpetual preferred stock, the balance of our capital structure is common equity. We also have one of the industry's lowest payout ratios as a percentage of funds from operations (approximately 32%), providing the company a high level of retained cash flow. This structure allows PSB to be as nimble on the acquisitions front as we are in our field operations. Our goal will be to pursue logical and creative opportunities while maintaining the strength of our financial structure. We are well positioned to grow our company when we determine the opportunity is appropriate.

Looking forward, we are incredibly well positioned to not only weather today's economic turmoil, but also prudently grow our enterprise. We are fortunate that our product is desirable and flexible, with a broad range of potential users in each of our markets. The markets we operate in continue to provide us with strong opportunities, especially in balanced economies like Southern California, Northern Virginia and Maryland. PSB has a determined, capable and motivated group of professionals engaged with both their markets and their customers, so that we can keep our business parks well occupied by successful, vibrant companies. Our discipline from an investment perspective will drive us to logical, sensible acquisitions at the appropriate time. And finally, PSB has a strong balance sheet to protect our business in difficult times while fueling profitable growth when we see the right opportunity.

Thank you for your investment in our company and your confidence in our abilities.

Joseph D. Russell, Jr.
President
March 27, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number 1-10709

PS BUSINESS PARKS, INC.
(Exact name of registrant as specified in its charter)

California	95-4300881
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 Western Avenue, Glendale, California 91201-2397
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (818) 244-8080
Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 9 ¼% Cumulative Preferred Stock, Series A, $0.01 par value...	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 9 ½% Cumulative Preferred Stock, Series D, $0.01 par value...	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8 ¾% Cumulative Preferred Stock, Series F, $0.01 par value ...	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___ No _______

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes ___X___ No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 28, 2002:

Common Stock, $0.01 par value, $448,930,269 (computed on the basis of $34.95 per share which was the reported closing sale price of the Company's Common Stock on the American Stock Exchange on June 28, 2002).

The number of shares outstanding of the registrant's class of common stock, as of March 27, 2003:

Common Stock, $0.01 par value, 21,372,219 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2003 are incorporated by reference into Part III.



PART I.

ITEM 1. BUSINESS

The Company

PS Business Parks, Inc. ("PSB") is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates commercial properties, primarily multi-tenant flex, office and industrial space. As of December 31, 2002, PSB owned approximately 75% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership" or "OP"). The remaining common partnership units were owned by Public Storage, Inc. ("PSI") and its affiliated entities. PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. Unless otherwise indicated or unless the context requires otherwise, all references to "the Company" mean PS Business Parks, Inc. and its subsidiaries, including the Operating Partnership.

As of December 31, 2002, the Company owned and operated approximately 14.4 million net rentable square feet of commercial space located in eight states, representing a 3% decrease in commercial square footage from December 31, 2001. The Company also managed approximately 1.4 million net rentable square feet on behalf of PSI and its affiliated entities, third party owners and a joint venture in which the Company held a 25% ownership interest.

History of the Company: The Company (formerly named Public Storage Properties XI, Inc.) was formed in 1990 to own and operate primarily mini-warehouse facilities. In a March 17, 1998 merger (the "Merger") of American Office Park Properties, Inc. ("AOPP") with and into the Company, the Company acquired the commercial property business previously operated by AOPP and was renamed "PS Business Parks, Inc." Concurrent with the Merger, the Company exchanged 11 mini-warehouses and two properties that combined mini-warehouse and commercial space for 11 commercial properties owned by PSI. For financial accounting purposes, the Merger was accounted for as a reverse acquisition whereby AOPP was deemed to have acquired Public Storage Properties XI, Inc. However, PS Business Parks, Inc. is the continuing legal entity and registrant for both Securities and Exchange Commission filing purposes and income tax reporting purposes.

AOPP was originally organized in 1986 as a California corporation to serve as the manager of the commercial properties owned by PSI and its affiliated entities. In January 1997, AOPP was reorganized to succeed to the commercial property business of PSI, becoming a fully integrated, self-advised and self-managed REIT. AOPP conducted substantially all of its business as the sole general partner of the Operating Partnership. In 1997, as part of a reorganization, PSI and its consolidated partnerships contributed properties containing 2.9 million square feet of commercial space to AOPP and the Operating Partnership. During the remainder of 1997, AOPP acquired approximately 2 million square feet of additional commercial space from the Acquiport Corporations, subsidiaries of the New York State Common Retirement Fund, and approximately 0.6 million square feet of additional commercial space from other unaffiliated third parties.

From 1998 through 2001, the Company continued to grow. After completing the merger, over the ensuing four years, the Company added 9.7 million square feet in Virginia, Maryland, Texas, Oregon, California, and Arizona, acquiring 9.2 million square feet of commercial space from unaffiliated third parties and developing an additional 500,000 square feet. The cost of these additions was approximately $756 million.

During 2002, although real estate fundamentals softened, asking prices for real properties in the Company's target markets increased. This resulted in an environment is which the Company was unable to identify acquisitions at prices that met its investment criteria. The Company did dispose of four properties totaling 386,000 square feet that no longer met its investment criteria. These dispositions resulted in aggregate net proceeds of $23.3 million.

The Company has elected to be taxed as a REIT under the Internal Revenue Code (the "Code"), commencing with its taxable year ended December 31, 1990. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is currently distributed to its shareholders.

The Company's principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2397. The Company's telephone number is (818) 244-8080. Additional information about the Company is available on the internet at www.psbusinessparks.com.

Business of the Company: The Company is in the commercial property business, with its principal product type as suburban office, office industrial (also referred to as flex) and industrial. The Company owns approximately 10.9 million square feet of flex space. The Company defines "flex" space as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. The Company also owns approximately 2.2 million square feet of low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out, and approximately 1.3 million square feet of industrial space that have characteristics similar to the warehouse component of the flex space.

The Company's commercial properties typically consist of one to ten low-rise buildings located on three to fifty acres and containing from approximately 20,000 to 900,000 square feet of rentable space in the aggregate. Facilities are managed through either on-site management or area offices central to the facilities. Parking is generally open but in some instances is covered. The ratio of parking spaces to rentable square feet ranges from two to six per thousand square feet depending upon the use of the property and its location. Office space generally requires a greater parking ratio than most industrial uses. The Company may acquire properties that do not have these characteristics.

The tenant base for the Company's facilities is diverse. The portfolio can be bifurcated into those facilities that service small to medium-sized businesses and those that service larger businesses. Approximately 30% of the annual rents from the portfolio are from facilities that serve small to medium-sized businesses. A property in this facility type is typically divided into units ranging in size from 500 to 5,000 square feet and leases generally range from one to three years. The remaining 70% of the annual rents is derived from facilities that serve larger businesses, with units ranging from 5,000 square feet to multiple buildings leased to a single tenant. The U.S. Government is the largest tenant and leases 524,000 square feet or approximately 6.1% of the Company's portfolio.

The Company intends to continue acquiring commercial properties located throughout the United States. The Company's policy of acquiring commercial properties may be changed by its Board of Directors without shareholder approval. However, the Board of Directors has no intention of changing this policy at this time. Although the Company currently owns properties in nine states, it may expand its operations to other states or reduce the number of states in which it operates. Properties are acquired for both income and potential capital appreciation; there is no limitation on the amount that can be invested in any specific property.

The Company may acquire land for the development of commercial properties. In general, the Company expects to acquire land that is adjacent to commercial properties that the Company already owns or is acquiring. The Company owned approximately 6.4 acres of land in Northern Virginia, 27.4 acres in Portland, Oregon, 1.0 acre in Rockville, Maryland and 10.0 acres in Dallas, Texas as of December 31, 2002.

Operating Partnership

The properties in which the Company has an equity interest will generally be owned by the Operating Partnership. The Company has the ability to acquire interests in additional properties in transactions that could defer the contributors' tax consequences by causing the Operating Partnership to issue equity interests in return for interests in properties.

As the general partner of the Operating Partnership, the Company has the exclusive power under the Operating Partnership Agreement to manage and conduct the business of the Operating Partnership. The Board of Directors directs the affairs of the Operating Partnership by managing the Company's affairs. The Operating Partnership will be responsible for, and pay when due, its share of all administrative and operating expenses of the properties it owns.

The Company's interest in the Operating Partnership entitles it to share in cash distributions from, and the profits and losses of, the Operating Partnership in proportion to the Company's economic interest in the Operating Partnership (apart from tax allocations of profits and losses to take into account pre-contribution property appreciation or depreciation).

Summary of the Operating Partnership Agreement

The following summary of the Operating Partnership Agreement is qualified in its entirety by reference to the Operating Partnership Agreement, which is incorporated by reference as an exhibit to this report.

Issuance of Additional Partnership Interests: As the general partner of the Operating Partnership, the Company is authorized to cause the Operating Partnership from time to time to issue to partners of the Operating Partnership or to other persons additional partnership units in one or more classes, and in one or more series of any of such classes, with such designations, preferences and relative, participating, optional, or other special rights, powers and duties (which may be senior to the existing partnership units), as will be determined by the Company, in its sole and absolute discretion. No such additional partnership units, however, will be issued to the Company unless (i) the agreement to issue the additional partnership interests arises in connection with the issuance of shares of the Company, which shares have designations, preferences and other rights, such that the economic interests are substantially similar to the designations, preferences and other rights of the additional partnership units that would be issued to the Company and (ii) the Company agrees to make a capital contribution to the Operating Partnership in an amount equal to the net proceeds raised in connection with the issuance of such shares of the Company.

Capital Contributions: No partner is required to make additional capital contributions to the Operating Partnership, except that the Company as the general partner is required to contribute the net proceeds of the sale of equity interests in the Company to the Operating Partnership in return for additional partnership units. A limited partner may be required to pay to the Operating Partnership any taxes paid by the Operating Partnership on behalf of that limited partner. No partner is required to pay to the Operating Partnership any deficit or negative balance which may exist in its capital account.

Distributions: The Company, as general partner, is required to distribute at least quarterly the "available cash" (as defined in the Operating Partnership Agreement) generated by the Operating Partnership for such quarter. Distributions are to be made (i) first, with respect to any class of partnership interests having a preference over other classes of partnership interests; and (ii) second, in accordance with the partners' respective percentage interests on the "partnership record date" (as defined in the Operating Partnership Agreement). Commencing in 1998, the Operating Partnership's policy has been to make distributions per unit (other than preferred units) that are equal to the per share distributions made by the Company with respect to its Common Stock.

Preferred Units: As of December 31, 2002, the Operating Partnership had 8,710,000 preferred units owned by third parties with distribution rates ranging from 7.95% to 9.25% (per annum) with an aggregate stated value of $217,750,000. The Operating Partnership has the right to redeem the preferred units on or after the fifth anniversary of the issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. Each series of preferred units is exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PS Business Parks, Inc. on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the applicable series of preferred units.

As of December 31, 2002, the Company owned 2,198,500 preferred units with a stated value of approximately $54.9 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 9 ¼% Cumulative Preferred Stock, Series A of the Company, 2,634,000 preferred units with a stated value of $65.9 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 9 ½% Cumulative Preferred Stock, Series D of the Company and 2,000,000 preferred units with a stated value of $50.0 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 8 ¾% Cumulative Preferred Stock, Series F of the Company. The holders of all series of Preferred Stock may combine to elect two directors if the Company fails to make dividend payments for two consecutive quarters.

Redemption of Partnership Interests: Subject to certain limitations described below, each limited partner other than the Company (other than holders of preferred units) has the right to require the redemption of such limited partner's units. This right may be exercised on at least 10 days notice at any time or from time to time, beginning on the date that is one year after the date on which such limited partner is admitted to the Operating Partnership (unless otherwise contractually agreed by the general partner).

Unless the Company, as general partner, elects to assume and perform the Operating Partnership's obligation with respect to a redemption right, as described below, a limited partner that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the "redemption amount" (as defined in the Operating Partnership Agreement generally to reflect the average trading price of the Common Stock of the Company over a specified 10 day period) for the units redeemed. In lieu of the Operating Partnership redeeming the units for cash, the Company, as the general partner, has the right to elect to acquire the units directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above as the "redemption amount" or by issuance of the "shares amount" (as defined in the Operating Partnership Agreement generally to mean the issuance of one share of the Company Common Stock for each unit of limited partnership interest redeemed).

A limited partner cannot exercise its redemption right if delivery of shares of Common Stock would be prohibited under the articles of incorporation of the Company or if the general partner believes that there is a risk that delivery of shares of Common Stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities or certain antitrust laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

Limited Partner Transfer Restrictions: Limited partners generally may not transfer partnership interests (other than to their estates, immediate family or certain affiliates) without the prior written consent of the Company as general partner, which consent may be given or withheld in its sole and absolute discretion. The Company, as general partner has a right of first refusal to purchase partnership interests proposed to be sold by the limited partners. Transfers of partnership interests are not permitted if the transfer would adversely affect the Company's ability to qualify as a REIT or could subject the Company to any additional taxes under Section 857 or Section 4981 of the Code.

Management: The Operating Partnership is organized as a California limited partnership. The Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership, except as provided in the Operating Partnership Agreement and by applicable law. The limited partners of the Operating Partnership have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership except as provided in the Operating Partnership Agreement and as permitted by applicable law. The Operating Partnership Agreement provides that the general partner may not be removed by the limited partners.

However, the consent of the limited partners holding a majority of the interests of the limited partners (including limited partnership interests held by the Company) generally will be required to amend the Operating Partnership Agreement. Further, the Operating Partnership Agreement cannot be amended without the consent of each partner adversely affected if, among other things, the amendment would alter the partner's rights to distributions from the Operating Partnership (except as specifically permitted in the Operating Partnership

Agreement), alter the redemption right, or impose on the limited partners an obligation to make additional capital contributions.

The consent of all limited partners will be required to (i) take any action that would make it impossible to carry on the ordinary business of the Operating Partnership, except as otherwise provided in the Operating Partnership Agreement; or (ii) possess Operating Partnership property, or assign any rights in specific Operating Partnership property, for other than an Operating Partnership purpose except as otherwise provided in the Operating Partnership Agreement. In addition, without the consent of any adversely affected limited partner, the general partner may not perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided in the Operating Partnership Agreement or under California law.

Extraordinary Transactions: The Operating Partnership Agreement provides that the Company may not engage in any business combination, defined to mean any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets, any reclassification, any recapitalization (other than certain stock splits or stock dividends) or change of outstanding shares of common stock, unless (i) the limited partners of the Operating Partnership will receive, or have the opportunity to receive, the same proportionate consideration per unit in the transaction as shareholders of the Company (without regard to tax considerations); or (ii) limited partners of the Operating Partnership (other than the general partner) holding at least 60% of the interests in the Operating Partnership held by limited partners (other than the general partner) vote to approve the business combination. In addition, the Company, as general partner of the Operating Partnership, has agreed in the Operating Partnership Agreement with the limited partners of the Operating Partnership that it will not consummate a business combination in which the Company conducted a vote of shareholders unless the matter is also submitted to a vote of the partners.

The foregoing provision of the Operating Partnership Agreement would under no circumstances enable or require the Company to engage in a business combination which required the approval of shareholders if the shareholders of the Company did not in fact give the requisite approval. Rather, if the shareholders did approve a business combination, the Company would not consummate the transaction unless the Company as general partner first conducts a vote of partners of the Operating Partnership on the matter. For purposes of the Operating Partnership vote, the Company shall be deemed to vote its partnership interest in the same proportion as the shareholders of the Company voted on the matter (disregarding shareholders who do not vote). The Operating Partnership vote will be deemed approved if the votes recorded are such that if the Operating Partnership vote had been a vote of shareholders, the business combination would have been approved by the shareholders. As a result of these provisions of the Operating Partnership, a third party may be inhibited from making an acquisition proposal for the Company that it would otherwise make, or the Company, despite having the requisite authority under its articles of incorporation, may not be authorized to engage in a proposed business combination.

Tax Protection Provisions: The Operating Partnership Agreement provides that, until 2007, the Operating Partnership may not sell any of 12 designated properties in a transaction that will produce taxable gain for the contributing partner without the prior written consent of PSI. The Operating Partnership is not required to obtain PSI's consent if PSI and its affiliated partnerships do not continue to hold at the time of the sale at least 30% of their original interest in the Operating Partnership. Since PSI's consent is required only in connection with a taxable sale of one of the 12 designated properties, the Operating Partnership will not be required to obtain PSI's consent in connection with a "like-kind" exchange or other nontaxable transaction involving one of these properties. Such properties have been sold with consent not withheld. These properties represent 8.8% of the square footage in the Company's portfolio.

Indemnification: The Operating Partnership Agreement provides that the Company and its officers and directors and the limited partners of the Operating Partnership will be indemnified and held harmless by the Operating Partnership for any act performed for, or on behalf of, the Operating Partnership, or in furtherance of the Operating Partnership's business unless it is established that (i) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnified person did not meet the requisite standards of conduct set forth above. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the indemnified person did not meet the requisite standard of conduct set forth above. Any indemnification so made shall be made only out of the assets of the Operating Partnership or through insurance obtained by the operating partnership.

Duties and Conflicts: The Operating Agreement allows the Company to operate the Operating Partnership in a manner that will enable the Company to satisfy the requirements for being classified as a REIT. The Company intends to conduct all of its business activities, including all activities pertaining to the acquisition, management and operation of properties, through the Operating Partnership. However, the Company may own, directly or through subsidiaries, interests in Operating Partnership properties that do not exceed 1% of the economic interest of any property, and if appropriate for regulatory, tax or other purposes, the Company also may own, directly or through subsidiaries, interests in assets that the Operating Partnership otherwise could acquire, if the Company grants to the Operating Partnership the option to acquire the assets within a period not to exceed three years in exchange for the number of partnership units that would be issued if the Operating Partnership had acquired the assets at the time of acquisition by the Company.

Term: The Operating Partnership will continue in full force and effect until December 31, 2096 or until sooner dissolved upon the withdrawal of the general partner (unless the limited partners elect to continue the Operating Partnership), or by the election of the general partner (with the consent of the holders of a majority of the partnerships interests if such vote is held before January 1, 2056), in connection with a merger or the sale or other disposition of all or substantially all of the assets of the Operating Partnership, or by judicial decree.

Cost Allocation and Administrative Services

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These services include employee relations, insurance, administration, management information systems, legal, income tax and office services. Under this agreement, costs are allocated to the Company in accordance with its proportionate share of these costs. These allocated costs totaled $337,000, $834,000, and $746,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, in November, 2002, Ronald L. Havner, Jr. was appointed Chief Executive Officer of PSI and serves both Company and PSI in that position. An allocation of his compensation for the year was reviewed by the Company's compensation committee.

Common Officers and Directors

Ronald L. Havner, Jr., the Chairman and Chief Executive Officer of the Company, is the Vice-Chairman and Chief Executive Officer of PSI. Harvey Lenkin, the President of PSI, is a Director of both the Company and PSI. The Company engages additional executive personnel who render services exclusively for the Company. However, it is expected that certain officers of PSI will continue to render services for the Company as requested.

Property Management

The Company continues to manage commercial properties owned by PSI and its affiliates, which are generally adjacent to mini-warehouses, for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. The property management contract with PSI for PSI owned properties is for a seven-year term with the term extended one year upon each anniversary date. For PSI affiliate owned properties, PSI can cancel the property management contract upon 60 days notice while the Operating Partnership can cancel upon seven years notice. Management fee revenue derived from these management contracts with affiliates totaled approximately $561,000 for the year ended December 31, 2002 including $431,000 directly from PSI and $130,000 from affiliates of PSI.

Management

Ronald L. Havner, Jr. (45), Chairman and Chief Executive Officer, heads the Company's senior management team. Mr. Havner has been Chief Executive Officer of the Company or AOPP since December 1996. He became Chairman of the Company in March 1998. He was Senior Vice President and Chief Financial Officer of PSI from 1992 until December 1996 and became Vice-Chairman and Chief Executive officer of PSI in November 2002. The Company's executive management includes: Joseph D. Russell, Jr. (43), President; Jack Corrigan (42), Vice President and Chief Financial Officer; Michael Lynch (50), Vice President-Acquisitions and Development; Stephen King (46), Vice President and Chief Operating Officer; Joseph Miller (39) Vice President and Corporate Controller; Angelique Benschneider (40), Vice President (Midwest Division); Maria Hawthorne (43), Vice President (Northern Virginia Division); Bill McFaul (37) Vice President (Maryland Division); and Eileen Newkirk (54), Vice President (Pacific Northwest Division).

REIT Structure

If certain detailed conditions imposed by the Code and the related Treasury Regulations are met, an entity, such as the Company, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that this enables the Company to deduct dividend distributions (including distributions on preferred stock) to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

The Company believes that it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the taxable income that is distributed to its shareholders.

Growth Strategy

The Company believes its operating strategy, acquisition strategy and finance strategy combined with its diversified portfolio produces a lower risk, higher growth business model. The Company's primary objective is to grow Net Asset Value per share. Net Asset Value per share is determined by estimating the value of real estate holdings by applying a capitalization rate to net operating income. Tangible assets are added and liabilities and the par value of preferred units and stock are subtracted. The resulting Net Asset Value is then divided by the number of common shares and units to calculate the Net Asset Value per share. Key elements of the Company's growth strategy include:

Increase Net Cash Flow of Existing Properties: The Company seeks to maximize the net cash flow generated by its existing properties by (i) maximizing average occupancy rates, (ii) achieving higher levels of realized monthly rents per occupied square foot, and (iii) reducing its operating cost structure by improving operating efficiencies and economies of scale. The Company believes that its experienced property management personnel and comprehensive systems combined with increasing economies of scale will enhance the Company's ability to meet these goals. The Company seeks to increase occupancy rates and realized monthly rents per square foot by providing its field personnel with incentives to lease space to higher credit tenants and to maximize the return on investment in each lease transaction. The return for these incentive purposes is measured by the internal rate of return on each lease transaction after deducting tenant improvements and lease commissions. The Company seeks to reduce its cost structure by controlling capital expenditures associated with re-leasing space by acquiring and owning properties with easily reconfigured space that appeal to a wide range of tenants.

Focus on Targeted Markets: The Company intends to continue investing in markets that have characteristics which enable them to be competitive economically in the short and long-term. The Company believes that markets with above average population growth, education levels and personal income will produce better economic returns. As of December 31, 2002, 95% of the Company's square footage was located in these targeted core markets. Based on information provided by Claritas Inc., these markets have experienced over twice the population growth of the United States average over the past decade. In addition, these markets, on average, have 35% more college graduates and 23% more household income than the United States average. The Company targets individual properties in those markets that are close to important services and universities and have easy access to major transportation arteries.

Use Knowledge of Core Markets to Make Opportunistic Acquisitions in a Fragmented Industry: The Company believes its knowledge of its core markets enhances its ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the "flex" space industry. The Company maintains local market information on rates, occupancies and competition in each of its core markets. According to Torto Wheaton Research, there is approximately 1.4 billion square feet of "flex" space facilities in the United States. The Company as one of the largest operators of flex space owns less than 1% of the total market. The Company believes that the fragmented nature of this market creates opportunities for the Company to use its knowledge to make acquisitions on favorable terms.

Reduce Expenditures and Increase Occupancy Rates by Providing Flexible Properties and Attracting a Diversified Tenant Base: By focusing on properties with easily reconfigured space, the Company can offer facilities that appeal to a wide range of potential tenants, which aids in reducing the capital expenditures associated with re-leasing space. Such property flexibility also allows the Company to better serve existing tenants by accommodating their inevitable expansion and contraction needs. In addition, the Company believes that a diversified tenant base and property flexibility helps it maintain high occupancy rates during periods when market demand is weak, enabling it to attract the greatest number of potential users to its space.

Provide Superior Property Management: The Company seeks to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates, as well as minimize customer turnover. The Company's property management offices are primarily located on-site, providing tenants with convenient access to management. On-site staff enables the Company's properties to be well maintained and to convey a sense of quality, order and security. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing established tenant service programs.

Develop New Properties in Existing Core Markets: The Company's development strategy is to selectively construct new properties next to business parks in which it already owns properties. The Company develops these properties using the expertise of local development companies. The Company plans to keep development properties to less than 5% of its portfolio on a book value basis before deducting accumulated depreciation. In addition, the Company plans to limit development activity in 2003 to first generation leasing costs on completed developments and developments that have been pre-leased.

Financing Strategy

The Company's primary objective in its financing strategy is to maintain financial flexibility and a low risk capital structure using permanent capital to finance its growth. Key elements of this strategy are:

Retain Operating Cash Flow: The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional investments and debt reduction. During the year ended December 31, 2002, the Company distributed 33% of its funds from operations ("FFO") to common shareholders/unitholders and retained $47.4 million, after recurring capital expenditures and excluding the special dividend relating to 2001, for principal payments on debt, repurchasing its common stock and reinvestment into real estate assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Perpetual Preferred Stock/Units: The primary source of leverage in the capital structure is perpetual preferred stock or the equivalent units in the operating partnership. This method of financing eliminates interest rate and refinancing risks because the dividend rate is fixed and the stated value or capital contribution is not required to be repaid. In addition, the consequences of defaulting on required preferred distributions is less severe than with debt. The preferred stockholders may cumulatively elect two directors if two consecutive quarterly distributions go unpaid.

Debt Financing: The Company uses debt financing to a limited degree. This debt financing comes in three forms. 1) An unsecured $100 million revolving line of credit with Wells Fargo Bank is used as a temporary short term source of acquisition financing, 2) the Company entered into a seven year unsecured $50 million term loan facility with Fleet National Bank to provide flexibility under the line of credit but also continue to take advantage of the short-term interest rate environment and 3) the Company assumes mortgage debt in connection with property acquisitions.

Access to Acquisition Capital: The Company believes that its strong financial position will enable it to access capital to finance its future growth. The Company targets a leverage ratio of 40% (defined as debt and preferred equity as a percentage of market capitalization). Market capitalization includes debt, preferred equity and the fair market value of the common shares and partnership units based upon the quoted market price. In addition, the Company targets a ratio of FFO to combined fixed charges and preferred distributions of 2.5 to 1.0. Fixed charges include interest expense and capitalized interest. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unitholders. As of December 31, 2002 and for the year then ended respectively, the leverage ratio was 33% and the FFO to combined fixed charges and preferred distributions ratio was 3.6 to 1.0. Subject to market conditions, the Company intends to add leverage to its capital structure primarily through the issuance of preferred stock or partnership units.

Competition

Competition in the market areas in which many of the Company's properties are located is significant and has reduced the occupancy levels and rental rates of, and increased the operating expenses of, certain of these properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Barriers to entry are relatively low for those with the necessary capital and the Company will be competing for property acquisitions and tenants with entities that have greater financial resources than the Company. Recent increases in sublease space and unleased developments are expected to further intensify competition among operators in certain market areas in which the Company operates.

The Company's properties compete for tenants with similar properties located in its markets primarily on the basis of location, rent charged, services provided and the design and condition of improvements. The Company believes it possesses several distinguishing characteristics that enable it to compete effectively in the flex, office and industrial space markets. The Company believes its personnel is among the most experienced in these real estate markets. The Company's facilities are part of a comprehensive system encompassing standardized procedures and integrated reporting and information networks. The Company believes that the significant operating and financial experience of its executive officers and directors combined with the Company's capital structure, national investment scope, geographic diversity and economies of scale should enable the Company to compete effectively.

Investments in Real Estate Facilities

As of December 31, 2002, the Company owned and operated approximately 14.4 million net rentable square feet compared to 14.8 million net rentable square feet at December 31, 2001. The decrease in net rentable square feet was due to the disposition of facilities that were identified by management as not meeting the Company's ongoing investment strategy.

Summary of Business Model

The Company has a diversified portfolio. It is diversified geographically in seven major markets and has a diversified customer mix by size and industry concentration. The Company believes that this diversification combined with a conservative financing strategy, focus on markets with strong demographics for growth and operating strategy gives the Company a business model that provides strong long-term growth opportunities.

Restrictions on Transactions with Affiliates

The Company's Bylaws provide that the Company may engage in purchase or sale transactions with affiliates only if a transaction with an affiliate is (i) approved by a majority of the Company's independent directors and (ii) fair to the Company based on an independent appraisal or fairness opinion.

Borrowings

As of December 31, 2002, the Company had outstanding mortgage notes payable balances of approximately $20 million and had $50 million outstanding on the Company's term loan. See Notes 5 and 6 to the consolidated financial statements for a summary of the Company's borrowings at December 31, 2002.

In October 2002, the Company extended its unsecured line of credit (the "Credit Facility") with Wells Fargo Bank. The Credit Facility has a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.65% to LIBOR plus 1.25% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee of 0.25% of the borrowing limit. The Company had drawn $0 and $100 million on its line of credit at December 31, 2002 and December 31, 2001, respectively.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined) of less than 0.50 to 1.00, (ii) maintain interest and fixed charge coverage ratios (as defined) of not less than 2.25 to 1.00 and 1.75 to 1.00, respectively, (iii) maintain a minimum total shareholders' equity (as defined) and (iv) limit distributions to 95% of funds from operations (as defined) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt; the ratio was 14.9 times at December 31, 2002) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2002.

In February 2002, the Company entered into a seven year, $50 million unsecured term note agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% per annum and is due on February 20, 2009. The Company paid a one-time facility fee of 0.35% or $175,000 for the loan. The Company used the proceeds from the loan to reduce the amount drawn on the Credit Facility. During July, 2002, the Company entered into an interest rate swap transaction which resulted in a fixed rate for the term loan through July, 2004 at 4.46% per annum.

The unsecured note requires the Company to meet covenants that are substantially the same as the covenants in the Credit Facility. The Company was in compliance with the note covenants at December 31, 2002.

The Company has broad powers to borrow in furtherance of the Company's objectives. The Company has incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase its funds available for investment in real estate, capital expenditures and distributions.

Employees

As of December 31, 2002, the Company employed 131 individuals, primarily personnel engaged in property operations. The Company believes that its relationship with its employees is good and none of the employees are represented by a labor union.

Insurance

The Company believes that its properties are adequately insured. The Company combines its insurance coverage with PSI to reduce costs. Facilities operated by the Company have historically been covered by comprehensive insurance, including fire, earthquake, liability and extended coverage from nationally recognized carriers.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our company and our business.

PSI has significant influence over us.

PSI owns a substantial number of our shares and of the units of our operating partnership: At February 19, 2003, PSI and its affiliates owned 25% of the outstanding shares of our common stock (44% upon conversion of its interest in our operating partnership) and 25% of the outstanding common units of our operating partnership (100% of the common units not owned by us). Also, Ronald L. Havner, Jr., our chairman of the board and chief executive officer, is also vice-chairman, chief executive officer and a director of PSI and Harvey Lenkin, one of our directors, is president and a director of PSI. Consequently, PSI has the ability to significantly influence all matters submitted to a vote of our shareholders, including electing directors, changing our articles of incorporation, dissolving and approving other extraordinary transactions such as mergers, and all matters requiring the consent of the limited partners of the operating partnership. In addition, PSI's ownership may make it more difficult for another party to take over our company without PSI's approval.

Provisions in our organizational documents may prevent changes in control.

Our articles generally prohibit owning more than 7% of our shares: Our articles of incorporation restrict the number of shares that may be owned by any person (other than PSI and certain other specified shareholders), and the partnership agreement of our operating partnership contains an anti-takeover provision. No shareholder (other than PSI and certain other specified shareholders) may own more than 7% of the outstanding shares of our common stock, unless our board of directors waives this limitation. We imposed this limitation to avoid, to the extent possible, a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust, or REIT. This limitation, however, also makes a change of control much more difficult even if it may be favorable to our public shareholders. These provisions will prevent future takeover attempts not approved by PSI even if a majority of our public shareholders consider it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

Our board can set the terms of certain securities without shareholder approval: Our board of directors is authorized, without shareholder approval, to issue up to 50,000,000 shares of preferred stock and up to 100,000,000 shares of equity stock, in each case in one or more series. Our board has the right to set the terms of each of these series of stock. Consequently, the board could set the terms of a series of stock that could make it difficult (if not impossible) for another party to take over our company even if it might be favorable to our public shareholders. We can also cause our operating partnership to issue additional interests for cash or in exchange for property.

The partnership agreement of our operating partnership restricts mergers: The partnership agreement of our operating partnership provides that generally we may not merge or engage in a similar transaction unless limited partners of our operating partnership are entitled to receive the same proportionate payments as our shareholders. In addition, we have agreed not to merge with another entity unless the merger would have been approved had the limited partners been able to vote together with our shareholders, which has the effect of increasing PSI's influence over us due to PSI's ownership of operating partnership units. These provisions may make it more difficult for us to merge with another entity.

Our operating partnership poses additional risks to us.

Limited partners of our operating partnership, including PSI, have the right to vote on certain changes to the partnership agreement. They may vote in a way that is contrary to the interest of our shareholders. Also, as general partner of our operating partnership, we are required to protect the interests of the limited partners of our operating partnership. The interests of the limited partners and of our shareholders may differ.

We cannot sell certain properties without PSI's approval.

Before 2007, we may not sell 12 specified properties representing 8.8% of the portfolio's square footage without PSI's approval. Since PSI would be taxed on a sale of these properties, the interests of PSI and our other shareholders may differ as to the best time to sell.

Certain institutional investors have special rights.

An institutional investor has the right to (1) demand that the Company cooperate with the investor in an underwritten offering of its shares of the Company's common stock and (2) include its shares of the Company's common stock in most public offerings of common stock by the Company. These rights terminate when the aggregate value of common stock owned by the institutional investor is reduced below specified levels.

We would incur adverse tax consequences if we fail to qualify as a REIT.

Our cash flow would be reduced if we fail to qualify as a REIT: While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be qualified, we cannot be certain of doing so. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, and distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

Our cash flow would be reduced if our predecessor failed to qualify as a REIT: For us to qualify to be taxed as a REIT, our predecessor, AOPP, also needed to qualify to be taxed as a REIT. We believe AOPP qualified as a REIT beginning in 1997 until its March 1998 merger with us. If it is determined that it did not qualify as a REIT, we could also lose our REIT qualification. Before 1997, our predecessor was a taxable corporation and, to qualify as a REIT, was required to distribute all of its cumulative retained profits before the end of 1996. Because a determination of the precise amount of profits retained by a company over a sustained period of time is very difficult, there is some risk that not all of AOPP's profits were so distributed. While we believe AOPP qualified as a REIT since 1997, we did not obtain an opinion of an outside expert at the time of its merger with us.

We may need to borrow funds to meet our REIT distribution requirements: To qualify as a REIT, we must generally distribute to our shareholders 90% of our taxable income. Our income consists primarily of our share of our operating partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

Since we buy and operate real estate, we are subject to general real estate investment and operating risks.

Summary of real estate risks: We own and operate commercial properties and are subject to the risks of owning real estate generally and commercial properties in particular. These risks include:

- the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;

- how prospective tenants perceive the attractiveness, convenience and safety of our properties;

- our ability to provide adequate management, maintenance and insurance;
- our ability to collect rent from tenants on a timely basis;
- the expense of periodically renovating, repairing and reletting spaces;
- environmental issues;
- compliance with ADA and other government regulations;
- increasing operating costs, including real estate taxes, insurance and utilities, if these increased costs cannot be passed through to tenants;
- changes in tax, real estate and zoning laws;
- increase in new developments;
- tenant bankruptcies;
- sublease space; and
- concentration in non-rated private companies.

Certain significant costs, such as mortgage payments, real estate taxes, insurance and maintenance costs, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

If our properties do not generate sufficient income to meet operating expenses, including any debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs, and we may have to reduce our distributions to shareholders.

During 2001 and 2002, we were affected by the slowdown in economic activity in the United States in most of our primary markets. These effects were exacerbated by the terrorist attacks of September 11, 2001 and the related aftermath. These effects included a decline in occupancy rates and a reduction in market rental rates throughout the portfolio, greater rent concessions, more generous tenant improvement allowances, higher broker commissions, slower than expected lease-up of our development properties, lower interest rates on invested cash and a rise in insurance costs. An extended economic slowdown will put additional downward pressure on occupancies and market rental rates and may lead to pressure for greater rent concessions, more generous tenant improvement allowances and higher broker commissions.

We may encounter significant delays in reletting vacant space, resulting in losses of income: When leases expire, we will incur expenses and we may not be able to release the space on the same terms. Certain leases provide tenants with the right to terminate early if they pay a fee. Our properties as of December 31, 2002 generally have lower vacancy rates than the average for the markets in which they are located, and leases for 35% of our space expire in 2003 or 2004 (leases for 60% of the space occupied by small tenants expire in such years). While we have estimated our cost of renewing leases that expire in 2003, our estimates could be wrong. If we are unable to release space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce our distributions to shareholders.

Tenant defaults and bankruptcies may reduce our cash flow and distributions: We may have difficulty in collecting from tenants in default, particularly if they declare bankruptcy. This could reduce our cash flow and distributions to shareholders.

We may be adversely affected by significant competition among commercial properties: Many other commercial properties compete with our properties for tenants and we expect that new properties will be built in our markets. Also, we compete with other buyers, many of whom are larger than we are, in seeking to acquire commercial properties. Therefore, we may not be able to grow as rapidly as we would like.

We may be adversely affected if casualties to our properties are not covered by insurance: We carry insurance on our properties that we believe is comparable to the insurance carried by other operators for similar properties. However, we could suffer uninsured losses that adversely affect us or even result in loss of properties. We might still remain liable on any mortgage debt related to that property.

The illiquidity of our real estate investments may prevent us from adjusting our portfolio to respond to market changes: There may be delays and difficulties in selling real estate. Therefore, we cannot easily change our portfolio when economic conditions change. Also, tax laws limit a REIT's ability to sell properties held for less than four years.

We may be adversely affected by governmental regulation of our properties: Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety codes. If we fail to comply with these requirements, governmental authorities could fine us or courts could award damages against us. We believe our properties comply with all significant legal requirements. However, these requirements could change in a way that would reduce our cash flow and ability to make distributions to shareholders.

Property taxes can increase and cause a decline in yields on investments: Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact the Company's profitability.

We may incur significant environmental remediation costs: Under various federal, state and local environmental laws an owner or operator of real estate interests may have to clean spills or other releases of hazardous or toxic substances on or from a property. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may exceed the value of the property. The presence of toxic substances, or the failure to properly remedy any resulting contamination, may make it more difficult for the owner or operators to sell, lease or operate its property or to borrow money using its property as collateral. Future environmental laws may impose additional material liabilities on us.

The Company acquired a property in Beaverton, Oregon ("Creekside Corporate Park") in May 1998. A portion of Creekside Corporate Park, as well as properties adjacent to Creekside Corporate Park, were the subject of an environmental investigation conducted by two current and past owner/operators of an industrial facility on adjacent property, pursuant to a Consent Decree issued by the Oregon Department of Environmental Quality ("ODEQ"). Results of that investigation indicate that the contamination from the industrial facility has migrated onto portions of Creekside Corporate Park owned by the Company. There is no evidence that the Company's past or current use of the Creekside Corporate Park property contributed in any way to the contamination that is the subject of the investigation, nor has the ODEQ alleged any such contribution.

In January, 2003, the Company signed a Consent Decree resolving all potential liability to the ODEQ with respect to Creekside Corporate Park; pursuant to the Decree, the Company will pay approximately $128,000. A former owner of Creekside Corporate Park has agreed to contribute approximately $58,000 to the settlement. The Company has accrued for these costs.

We may be affected by the Americans with Disabilities Act: The Americans with Disabilities Act of 1990 requires that access and use by disabled persons of all public accommodations and commercial properties be facilitated. Existing commercial properties must be made accessible to disabled persons. While we have not estimated the cost of complying with this act, we do not believe the cost will be material.

Our ability to control our properties may be adversely affected by ownership through partnerships and joint ventures.

We own most of our properties through our operating partnership. Our organizational documents do not limit our ability to invest funds with others in partnerships or joint ventures. During 2001, we entered into a joint venture arrangement that holds property subject to debt. This type of investment may present additional risks. For example, our partners may have interests that differ from ours or that conflict with ours, or our partners may become bankrupt.

We can change our business policies and increase our level of debt without shareholder approval.

Our board of directors establishes our investment, financing, distribution and other business policies and may change these policies without shareholder approval. Our organizational documents do not limit our level of debt. A change in our policies or an increase in our level of debt could adversely affect our operations or the price of our common stock.

We can issue additional securities without shareholder approval.

We can issue preferred and common stock without shareholder approval. Holders of preferred stock have priority over holders of common stock, and the issuance of additional shares of common stock reduces the interest of existing holders in our company.

Increases in interest rates may adversely affect the market price of our common stock.

One of the factors that influences the market price of our common stock is the annual rate of distributions that we pay on our common stock, as compared with interest rates. Interest rates in late 2001 and 2002 have been at historically low levels. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock.

Shares that become available for future sale may adversely affect the market price of our common stock.

Substantial sales of our common stock, or the perception that substantial sales may occur, could adversely affect the market price of our common stock. Certain of our shareholders hold significant numbers of shares of our common stock and, subject to compliance with applicable securities laws, could sell their shares.

We depend on key personnel.

We depend on our executive officers, including Ronald L. Havner, Jr., our chief executive officer and Joseph D. Russell, Jr., our president. The loss of Mr. Havner, Mr. Russell or other executive officers could adversely affect our operations. We maintain no key person insurance on our executive officers.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

President Bush's proposed tax cut could adversely affect the price of our stock.

President Bush has proposed a tax reduction package that would, among other things, substantially reduce or eliminate the taxation of dividends paid by corporations other than REITs. If the double taxation of corporate dividends were to be eliminated or reduced, certain of the relative tax advantage of being a REIT would be eliminated or reduced, which may have an adverse effect on the price of our stock. This adverse effect may take place prior to the adoption of any tax cut based upon the market's perception of the likelihood of implementation of such a provision.

ITEM 2. PROPERTIES

As of December 31, 2002, the Company owned approximately 10.8 million square feet of "flex" space, 2.3 million square feet of suburban office space and 1.3 million square feet of industrial space concentrated primarily in seven major markets consisting of Southern and Northern California, Southern and Northern Texas, Virginia, Maryland and Oregon. The weighted average occupancy rate at December 31, 2002 was 93.5% and the average rental rate per square foot was $14.47.

The following table contains information about properties owned by the Company as of December 31, 2002 and the weighted average occupancies throughout 2002:

	Rentable Square Footage				Weighted
City	Flex	Office	Industrial	Total	Occupancy
Arizona					
Mesa	78,038	-	-	78,038	94.9%
Phoenix	199,581	-	-	199,581	91.1%
Tempe	291,264	-	-	291,264	92.8%
	568,883	-	-	568,883	92.5%
Northern California					
Hayward	-	-	406,712	406,712	99.4%
Monterey	-	12,003	-	12,003	89.1%
Sacramento	-	366,203	-	366,203	94.8%
San Jose	387,631	-	-	387,631	94.9%
San Ramon	-	52,149	-	52,149	99.4%
Santa Clara	178,132	-	-	178,132	100.0%
So. San Francisco	93,775	-	-	93,775	99.6%
	659,538	430,355	406,712	1,496,605	97.1%
Southern California					
Buena Park	-	-	317,312	317,312	100.0%
Carson	77,255	-	-	77,255	98.5%
Cerritos	-	31,270	394,610	425,880	98.5%
Culver City	146,402	-	-	146,402	92.1%
Irvine	-	160,499	-	160,499	93.9%
Laguna Hills	613,947	-	-	613,947	99.2%
Lake Forest	296,597	-	-	296,597	97.7%
Lakewood	-	52,828	-	52,828	98.2%
Monterey Park	199,056	-	-	199,056	98.5%
San Diego	535,345	-	-	535,345	95.4%
Signal Hill	178,146	-	-	178,146	96.4%
Studio City	22,092	-	-	22,092	100.0%
Torrance	147,220	-	-	147,220	97.1%
	2,216,060	244,597	711,922	3,172,579	97.5%

City	Rentable Square Footage				Weighted
	Flex	Office	Industrial	Total	Occupancy
Maryland					
Beltsville	307,791	-	-	307,791	98.4%
Gaithersburg	-	28,994	-	28,994	97.8%
Landover (2)	254,212	-	-	254,212	86.9%
Largo	149,918	-	-	149,918	94.8%
Rockville	213,853	691,434	-	905,287	92.8%
	925,774	720,428	-	1,646,202	93.2%
Oregon					
Beaverton	1,524,005	346,376	-	1,870,381	90.9%
Milwaukee	101,578	-	-	101,578	88.3%
	1,625,583	346,376	-	1,971,959	90.7%
Tennessee					
Nashville	138,004	-	-	138,004	89.9%
	138,004	-	-	138,004	89.9%
Northern Texas					
Dallas	236,997	-	-	236,997	94.7%
Garland	36,458	-	-	36,458	90.5%
Houston	176,977	131,214	-	308,191	89.3%
Las Colinas (1)	713,526	-	231,217	944,743	92.1%
Mesquite	56,541	-	-	56,541	94.0%
Missouri City	66,000	-	-	66,000	99.7%
Plano	184,809	-	-	184,809	100.0%
Richardson	116,800	-	-	116,800	88.7%
	1,588,108	131,214	231,217	1,950,539	92.8%
Southern Texas					
Austin	832,548	-	-	832,548	90.9%
	832,548	-	-	832,548	90.9%
Virginia					
Alexandria	208,519	-	-	208,519	93.9%
Chantilly (2)	494,618	-	-	494,618	87.4%
Merrifield	302,723	355,127	-	657,850	96.3%
Herndon	193,623	50,750	-	244,373	81.0%
Lorton	246,520	-	-	246,520	99.9%
Springfield	359,742	-	-	359,742	83.2%
Sterling	295,625	-	-	295,625	89.6%
Woodbridge	113,629	-	-	113,629	96.0%
	2,214,999	405,877	-	2,620,876	90.8%
Washington					
Renton	27,912	-	-	27,912	89.4%
	27,912	-	-	27,912	89.4%
Totals - 8 states	10,797,409	2,278,847	1,349,851	14,426,107	93.5%

(1) The Company owns one property that is subject to a ground lease in Las Colinas, Texas.

(2) Three commercial properties serve as collateral to mortgage notes payable. See detailed listing in Schedule III to the financial statements contained herein.

Each of these properties will continue to be used for its current purpose. Competition exists in the market areas in which these properties are located. Barriers to entry are relatively low for competitors with the necessary capital and the Company will be competing for properties and tenants with entities that have greater financial resources than the Company. The Company believes that while the current overall demand for commercial space has softened in 2002 and 2001, there is sufficient demand to maintain healthy occupancy rates.

The Company has risks that tenants will default on leases and declare bankruptcy. Management believes these risks are mitigated through the Company's geographic diversity and diverse tenant base. As of December 31, 2002, tenants occupying less than approximately 300,000 square feet of commercial space had declared bankruptcy and all of the bankrupt tenants were current on their monthly rental payments.

As of and for the year ended December 31, 2002, one of the Company's properties had a book value of more than 10% of the Company's total assets or accounted for more than 10% of its aggregate gross revenues. The property known as Metro Park North is a business park in Rockville, Maryland consisting of 17 buildings (905,000 square feet) including nine office buildings (691,000 square feet) and eight flex-space buildings (214,000 square feet). The property was purchased on December 27, 2001 and has a book value of $122 million representing approximately 11% of the Company's total assets at December 31, 2002.

The following table sets forth information with respect to occupancy and rental rates at Metro Park North for each of the last five years:

	1998	1999	2000	2001	2002
Occupancy rate	81.5%	75.9%	86.9%	93.5%	92.6%
Rental rate per square foot	$15.36	$15.73	$16.91	$18.83	$19.23

The following table sets forth information with respect to tenants occupying ten percent or more of the rentable square footage at Metro Park North:

Tenant Name	Square Feet	Annual Rent per Square Feet	Lease Expiration	Renewal Option	Business Description
State & Local Solutions, Inc.	29,688	$24.96	9/30/05	1, 5-year	Computer Software
Food & Drug Administration	22,713	$28.77	8/3/06	1, 5-year	Government
LSI Logic Corp.	15,786	$25.50	4/30/08	1, 5-year	Software Development
Axcelis Corp.	83,552	$15.59	12/31/07	1, 5-year	High-Tech Manufacturing
Special Integrated Solutions, Inc.	11,215	$15.50	1/31/10	1, 5-year	Software Development
Montgomery County Community TV	12,152	$15.00	6/30/11	1, 5-year	Television Broadcasting
Food & Drug Administration	53,227	$30.48	12/31/07	1, 5-year	Government
First Health Group Corp.	29,502	$19.50	6/30/08	1, 5-year	Insurance
Food & Drug Administration	113,912	$19.07	11/14/05	1, 5-year	Government
Hughes Network Solutions, Inc.	105,665	$23.62	8/31/05	1, 5-year	Telecommunications
Montgomery County Board of Education	38,800	$22.95	10/7/04	1, 5-year	Education

The following table sets forth information with respect to lease expirations at Metro Park North:

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2003	112,705	$2,338,000	13.0%
2004	82,872	2,014,000	11.2%
2005	324,415	7,217,000	40.1%
2006	75,243	1,947,000	10.8%
2007	138,219	3,196,000	17.8%
2008	15,786	430,000	2.4%
2009	6,310	77,000	0.4%
2010	11,215	202,000	1.1%
2011	15,560	323,000	1.8%
2012	-	-	-
Thereafter	13,517	254,000	1.4%
Total	795,842	$17,998,000	100.0%

The following table sets forth information with respect to tax depreciation at Metro Park North:

	Tax Basis	Rate of Depreciation	Method	Life In Years	Accumulated Depreciation
Improvements	$11,991,294	20.0% - 32.0%	MACRS, 200%	5	6,548,708
Improvements	5,817,593	14.3% - 24.5%	MACRS, 200%	7	2,255,802
Improvements	16,591,550	5.0% - 9.5%	MACRS, 150%	15	2,395,480
Buildings	75,392,317	0.1% - 2.5%	MACRS, SL	39	2,003,555
Total	$109,792,754				13,203,545

Portfolio Information

The Company's portfolio services two sets of customers with different characteristics. Approximately 70% of the Company's portfolio serves primarily large tenants. These tenants generally sign longer leases, require higher tenant improvements, are represented by a broker and are better credit tenants. The other 30% of the Company's portfolio serves primarily small tenants with average space requirements of 1,600 square feet and a shorter lease term duration. Tenant improvements are relatively small for these tenants and most leases are done in-house with no lease commissions.. These tenants have lower credit profiles and delinquencies and bankruptcies are more frequent. The following tables set forth the lease expirations for the entire portfolio of properties owned as of December 31, 2002 in addition to bifurcating the lease expirations for properties serving primarily small businesses and those properties serving primarily larger businesses:

Lease Expirations (Entire Portfolio) as of December 31, 2002

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2003	2,635,000	31,350,000	17.1%
2004	2,959,000	33,574,000	18.4%
2005	2,834,000	38,882,000	21.3%
2006	1,871,000	27,951,000	15.3%
2007	1,329,000	18,561,000	10.1%
Thereafter	2,042,000	32,583,000	17.8%
Total	13,670,000	$182,901,000	100.0%

Lease Expirations (Small Tenant Portfolio) as of December 31, 2002

The Company's small tenant portfolio consists of properties with average leases less than 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2003	1,372,000	14,913,000	30.4%
2004	1,223,000	14,845,000	30.2%
2005	693,000	8,789,000	17.9%
2006	271,000	3,632,000	7.4%
2007	326,000	4,198,000	8.5%
Thereafter	186,000	2,756,000	5.6%
Total	4,071,000	$49,133,000	100.0%

Lease Expirations (Large Tenant Portfolio) as of December 31, 2002

The Company's large tenant portfolio consists of properties with average leases greater than or equal to 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2003	1,263,000	16,437,000	12.3%
2004	1,736,000	18,729,000	14.0%
2005	2,141,000	30,093,000	22.5%
2006	1,600,000	24,319,000	18.2%
2007	1,003,000	14,363,000	10.7%
Thereafter	1,856,000	29,827,000	22.3%
Total	9,599,000	$133,768,000	100.0%

Environmental Matters: Compliance with laws and regulations relating to the protection of the environment, including those regarding the discharge of material into the environment, has not had any material effects upon the capital expenditures, earnings or competitive position of the Company.

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability, except as discussed below.

The Company acquired a property in Beaverton, Oregon ("Creekside Corporate Park") in May 1998. A portion of Creekside Corporate Park, as well as properties adjacent to Creekside Corporate Park, were the subject of an environmental investigation conducted by two current and past owner/operators of an industrial facility on adjacent property, pursuant to a Consent Decree issued by the Oregon Department of Environmental Quality ("ODEQ"). Results of that investigation indicate that the contamination from the industrial facility has migrated onto portions of Creekside Corporate Park owned by the Company. There is no evidence that the Company's past or current use of the Creekside Corporate Park property contributed in any way to the contamination that is the subject of the investigation, nor has the ODEQ alleged any such contribution.

In January, 2003, the Company signed a Consent Decree resolving all potential liability to the ODEQ with respect to Creekside Corporate Park; pursuant to the Decree, the Company will pay approximately $128,000. A former owner of Creekside Corporate Park has agreed to contribute approximately $58,000 to the settlement. The Company has accrued these costs.

ITEM 3. LEGAL PROCEEDINGS

In previous filings with the Securities and Exchange Commission, the Company has disclosed litigation involving former Company officers. This litigation has been settled on terms that did not materially affect the Company's financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2002.

ITEM 4A. EXECUTIVE OFFICERS

The following is a biographical summary of the executive officers of the Company:

Ronald L. Havner, Jr., age 45, has been Chairman and Chief Executive Officer of the Company from March 1998 to the present and President of the Company from March 1998 to September 2002. In November 2002, Mr. Havner became Vice Chairman and Chief Executive Officer of PSI. From December 1996 until March 1998, Mr. Havner was Chairman, President and Chief Executive Officer of AOPP. He was Senior Vice President and Chief Financial Officer of PSI, an affiliated REIT, and Vice President of the Company and certain other REITs affiliated with PSI, until December 1996. Mr. Havner became an officer of PSI in 1986, prior to which he was in the audit practice of Arthur Andersen & Company. He is a member of the National Association of Real Estate Investments Trusts (NAREIT) and the Urban Land Institute (ULI) and a Director of Business Machine Security, Inc. and Mobile Storage Group, Inc. Mr. Havner earned a Bachelor of Arts degree in Economics from the University of California, Los Angeles in 1979 and graduated Summa Cum Laude.

Joseph D. Russell, Jr., age 43, has been President since September 2002. Mr. Russell joined Spieker Partners in 1990 and became an officer of Spieker Properties when it went public as a REIT in 1993. Prior to its merger with Equity Office Properties (EOP) in 2001, Mr. Russell was President of Spieker Properties' Silicon Valley Region. Mr. Russell earned a Bachelor of Science degree from the University of Southern California and a Masters of Business Administration from the Harvard Business School. Prior to entering the commercial real estate business, Mr. Russell spent approximately six years with IBM in various marketing positions.

Jack E. Corrigan, age 42, a certified public accountant, has been Vice President, Chief Financial Officer and Secretary of the Company since June 1998. From February 1991 until June 1998, Mr. Corrigan was a partner of LaRue, Corrigan & McCormick with responsibility for the audit and accounting practice. He was Vice President and Controller of PSI (formerly Storage Equities, Inc.) from 1989 until February 1991. Mr. Corrigan earned a Bachelor of Science degree in Accounting from Loyola Marymount University.

J. Michael Lynch, age 50, has been Vice President-Director of Acquisitions and Development of the Company since June 1998. Mr. Lynch was Vice President of Acquisitions and Development of Nottingham Properties, Inc. from 1995 until May 1998. He has 18 years of real estate experience, primarily in acquisitions and development. From 1988 until 1995, Mr. Lynch was a development project manager for The Parkway Companies. From 1983 until 1988, he was an Assistant Vice President, Real Estate Investment Department of First Wachovia Corporation. Mr. Lynch earned a Bachelor of Arts degree in Economics from Mt. St. Mary's College and a Masters of Architecture from the Virginia Polytechnic Institute.

Stephen S. King, age 46, has been Vice President, Chief Operating Officer of the Company since August 2001. Mr. King joined the Company as Vice President in April 2000 with responsibility for property operations for the Southwest Division. He became an executive officer of the Company in March 2001. From 1998 to April 2000, Mr. King was Vice President of Asset Management for The RREEF Funds with responsibility for over 10 million square feet of industrial property owned in a joint venture with the California Public Employees Retirement System (CalPERS). From 1989 through 1998, Mr. King was Assistant Vice President, Western Division for USAA Real Estate Company. He has over twenty years of development, construction, property management and leasing experience. Mr. King is a licensed California real estate broker and a member of the Institute for Real Estate Management (IREM) and the National Association of Industrial and Office Properties (NAIOP). Mr. King earned a Bachelor of Arts degree in Economics from Texas A&M.

Joseph E. Miller, age 39, was promoted to Vice President, Corporate Controller in December 2001 with responsibilities for financial and operational accounting, reporting, and analysis. Mr. Miller joined the Company in August 2001 as Vice President, Property Operations Controller focusing on operational systems and processes. Previously, Mr. Miller was Corporate Controller for Maguire Partners, a prominent Los Angeles commercial real estate developer, owner, and manager, from May 1997 to August 2001. Prior to joining Maguire Partners, Mr. Miller was an audit manager at Ernst & Young with a focus on real estate clients. Mr. Miller is a Certified Public

Accountant and has earned a Bachelor of Science degree in Business Administration from California State University, Northridge, and a Masters of Business Administration from the University of Southern California.

Angelique A. Benschneider, age 40, joined the Company as Vice President in November 2000 with responsibility for property operations for the Midwest Division. Ms. Benschneider became an executive officer of the Company in March 2001. From 1999 to November 2000, Ms. Benschneider was a Senior Asset Manager for Amerishop Real Estate Services, where she was responsible for retail portfolio performance for the Company on the East Coast. From 1996 to 1999, Ms. Benschneider was a General Manager for GIC Real Estate, Inc. and was responsible for the management and leasing of Thanksgiving Tower, a 1,500,000 square foot high rise office tower. Mrs. Benschneider has extensive experience in regional malls, working on the redevelopment of the 2,900,000 square foot King of Prussia Mall in Philadelphia, Pennsylvania. Ms. Benschneider earned a Bachelor of Science degree in Business Administration from the University of North Texas and a Masters of Business Administration from the University of Texas, Dallas.

Maria R. Hawthorne, age 43, has been a Vice President of the Company since June 2001 with responsibility for property operations for the Northern Virginia Division. Mrs. Hawthorne has been with the Company and its predecessors for the past sixteen years. From July 1994 to June 2002, Mrs. Hawthorne was a Regional Manager of the Company. From August 1988 to July 1994, Mrs. Hawthorne was the Director of Leasing and Property Manager for AOPP. Ms. Hawthorne earned a Bachelor of Arts degree in International Relations from Pomona College.

William A. McFaul, age 37, was promoted to Vice President of the Company in December 2001 with responsibility for property operations for the Maryland Division. Mr. McFaul has been with the Company since July 1999. Mr. McFaul became a Regional Manager in January 2001 with responsibility for property operations of the Maryland Region and was a Senior Property Manager from July 1999 until December 2000. Prior to joining the Company, Mr. McFaul worked for The Rouse Company, a national real estate development firm, for ten years holding various positions in leasing and operations. Mr. McFaul earned a Bachelor of Science degree in Business Administration and a Masters of Business Administration from Loyola College in Maryland.

Eileen M. Newkirk, age 54, has been a Vice President of the Company since March 2000 with responsibility for property operations for the Pacific Northwest Division. Ms. Newkirk became an executive officer of the Company in March 2001. From August 1998 to March 2000, Ms. Newkirk was a Regional Manager of the Company. From 1997 to 1998, Ms. Newkirk held the position of United States Facilities Manager for N-Cube, a high tech company based in Foster City, California. From 1994 to 1997, she was a Property Manager for AOPP. Prior to joining AOPP, Ms. Newkirk held a variety of development and operations management positions, including the management of a Class A central business district high-rise. Ms. Newkirk maintains an Oregon real estate license.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

a. Market Price of the Registrant's Common Equity:

The Common Stock of the Company trades on the American Stock Exchange under the symbol PSB. The following table sets forth the high and low sales prices of the Common Stock on the American Stock Exchange for the applicable periods:

		Range		
Year	Quarter	High	Low	Closing Prices
2002	1st	$36.50	$30.70	$34.75
	2nd	$37.34	$34.10	$34.95
	3rd	$35.47	$30.96	$34.00
	4th	$34.30	$29.75	$31.80
2001	1st	$28.10	$26.50	$31.50
	2nd	$29.57	$25.80	$27.70
	3rd	$28.30	$26.00	$28.00
	4th	$32.95	$29.75	$27.15

As of February 12, 2003, there were approximately 688 holders of record of the Common Stock.

b. Dividends

Holders of Common Stock are entitled to receive distributions when, as and if declared by the Company's Board of Directors out of any funds legally available for that purpose. The Company is required to distribute at least 90% of its net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain its REIT status for federal income tax purposes. It is management's intention to pay distributions of not less than these required amounts.

Distributions paid per share of Common Stock for 2002 and 2001 amounted to $1.16 and $1.31 per year, respectively. Since the second quarter of 1998 and through the fourth quarter of 2000, the Company had declared regular quarterly dividends of $0.25 per common share. In March 2001, the Board of Directors increased the quarterly dividends from $0.25 to $0.29 per common share. In December 2001, the Board of Directors declared a special dividend of $0.15 per common share. In 2002, the Company continued to pay quarterly dividends of $0.29 per common share. The Board of Directors has established a distribution policy to maximize the retention of operating cash flow and only distribute the minimum amount required for the Company to maintain its tax status as a REIT. Pursuant to restrictions contained in the Credit Facility, distributions may not exceed 95% of funds from operations, as defined.

c. Issuance of Unregistered Securities

On October 30, 2002, the Operating Partnership issued 800,000 preferred units with a preferred distribution rate of 7.95%. The Operating Partnership received net proceeds from the sale of these preferred units of approximately $19.5 million. The Operating Partnership sold the preferred units in a private placement in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D promulgated thereunder. The preferred units were issued to a single institutional "accredited investor" within the meaning of Regulation D.

ITEM 6. SELECTED FINANCIAL DATA (1)

The following sets forth selected consolidated and combined financial and operating information on a historical basis for the Company and its predecessors. Th following information should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Form 10-K Note that historical results from 1998 through 2001 were restated to conform with 2002 presentation for discontinued operations.

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Revenues:					
Rental income	$ 197,565	$ 161,609	$ 135,334	$ 114,841	$ 79,211
Facility management fees primarily from affiliates	763	683	539	471	529
Business services	136	353	547	-	-
Interest income	819	2,251	4,076	2,356	1,411
Dividend income	4	17	1,301	459	-
	199,287	164,913	141,797	118,127	81,151
Expenses:					
Cost of operations	52,842	42,543	35,465	30,830	23,552
Cost of facility management	176	152	111	94	77
Cost of business services	462	572	344	-	-
Depreciation and amortization	57,658	39,680	34,037	27,993	17,161
General and administrative	4,663	4,320	3,954	3,153	2,233
Interest expense	5,324	1,715	1,481	3,153	2,361
	121,125	88,982	75,392	65,223	45,384
Equity in income of joint venture	1,978	25	-	-	-
Gain on investment in marketable securities	41	8	7,849	-	-
Income before gain on disposal of real estate, discontinued operations and minority interest	80,181	75,964	74,254	52,904	35,767
Income from discontinued operations	1,296	1,395	3,412	4,656	4,841
Gain on disposition of properties	8,123	-	256	-	-
Income before minority interest and extraordinary item	89,600	77,359	77,922	57,560	40,608
Minority interest in income – preferred units	(17,927)	(14,107)	(12,185)	(4,156)	-
Minority interest in income – common units	(14,243)	(13,382)	(14,556)	(11,954)	(11,208)
Income before extraordinary item	57,430	49,870	51,181	41,450	29,400
Extraordinary item, net of minority interest	-	-	-	(195)	-
Net income	$ 57,430	$ 49,870	$ 51,181	$ 41,255	$ 29,400
Net income allocation:					
Allocable to preferred shareholders	$ 15,412	$ 8,854	$ 5,088	$ 3,406	$ -
Allocable to common shareholders	42,018	41,016	46,093	37,849	29,400
	$ 57,430	$ 49,870	$ 51,181	$ 41,255	$ 29,400
Per Common Share:					
Distribution (1)	$ 1.16	$ 1.31	$ 1.00	$ 1.00	$ 1.10
Net income – Basic	$ 1.95	$ 1.84	$ 1.98	$ 1.60	$ 1.52
Net income – Diluted	$ 1.93	$ 1.83	$ 1.97	$ 1.60	$ 1.51
Weighted average common shares-Basic	21,552	22,350	23,284	23,641	19,361
Weighted average common shares-Diluted	21,743	22,435	23,365	23,709	19,429
Balance Sheet Data:					
Total assets	$ 1,156,802	$ 1,169,955	$ 930,756	$ 903,741	$ 709,414
Total debt	70,279	165,145	30,971	37,066	50,541
Minority interest – preferred units	217,750	197,750	144,750	132,750	-
Minority interest - common units	167,469	162,141	161,728	157,199	153,015
Preferred stock	170,813	121,000	55,000	55,000	-
Common shareholders' equity	$ 493,589	$ 478,731	$ 509,343	$ 500,531	$ 489,905
Other Data:					
Net cash provided by operating activities	$ 135,075	$ 126,677	$ 111,197	$ 88,440	$ 60,228
Net cash (used in) provided by investing activities	5,628	(318,367)	(77,468)	(131,318)	(308,646)
Net cash provided by (used in) financing activities	(98,967)	145,471	(58,654)	111,030	250,602
Funds from operations (2)	$ 103,045	$ 93,568	$ 85,977	$ 76,353	$ 57,430
Square footage owned at end of period	14,426	14,817	12,600	12,359	10,930

(1) In March 2001, the Board of Directors increased the annual distribution to $1.16 per common share. In December 2001, the Board of Directors declared a special distribution of $0.15 per common share. No special dividend was declared in 2002.

(2) Funds from operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP") before depreciation, amortization, minority interest in income, straight line rent adjustments and extraordinary or non-recurring items. FFO does not represent net income or cash flows from operations as defined by GAAP. FFO does not take into consideration scheduled principal payments on debt and capital improvements. Accordingly, FFO is not necessarily a substitute for cash flow or net income as a measure of liquidity or operating performance or ability to make acquisitions and capital improvements or ability to pay distributions or debt principal payments. Also, FFO as computed and disclosed by the Company may not be comparable to FFO computed and disclosed by other REITs. The Company believes that in order to facilitate a clear understanding of the Company's operating results, FFO should be analyzed in conjunction with net income as presented in the Company's consolidated financial statements included elsewhere in this Form 10-K. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Liquidity and Capital Resources," "Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of PS Business Parks, Inc. (the "Company") should be read in conjunction with the selected financial data and the Company's consolidated financial statements and notes thereto included elsewhere in the Form 10-K.

Forward-Looking Statements: Forward-looking statements are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Item 1A. Risk Factors." In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of the information contained in such forward-looking statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Moreover, we assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Overview

Critical Accounting Policies and Estimates: Our significant accounting policies are described in Note 2 to the condensed consolidated financial statements included in this Form 10-K. We believe our most critical accounting policies relate to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, depreciation, accrual of operating expenses and accruals for contingencies each of which we discuss below.

Revenue Recognition: We recognize revenue in accordance with Staff Accounting Bulletin No. 101 of the Securities and Exchange Commission, Revenue Recognition in Financial Statements (SAB 101), as amended. SAB 101 requires that four basic criteria must be met before revenue can be recognized. The criteria is that persuasive evidence of an arrangement exists, the delivery has occurred or services rendered, the fee is fixed and determinable and collectibility is reasonably assured.

Allowance for Doubtful Accounts: Rental revenue from our tenants is our principal source of revenue. We monitor the collectibility of our receivable balances including the deferred rent receivable on an on-going basis. Based on these reviews, we establish a provision, and maintain an allowance, for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. A provision for doubtful accounts is recorded during each period. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on our consolidated balance sheets. If we incorrectly determine the collectibility of our revenue, the timing and amount of our reported revenue could be affected.

Impairment of Long-Lived Assets: The Company evaluates its assets used in operations, by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying amount. Our long-lived assets consist primarily of our investments in real estate. The fair value of our investments in real estate depends on the future cash flows from operations of the properties. If the estimated future cash flow of the property results in a determination that the fair value is less than our carrying value, an impairment may be recognized if we determine the loss to be permanent. As of December 31, 2002, the Company does not consider any of its long-lived assets to be impaired.

Capitalization of Real Estate Facilities: Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than 30 months and exceed $5,000 are capitalized and depreciated over the estimated useful life. Buildings and equipment are depreciated on the straight-line method over the estimated useful lives, which are generally 30 and 5 years, respectively. Leasing costs in excess of $1,000 for leases with terms greater than two years are capitalized and depreciated/amortized over their estimated useful lives. Leasing costs for leases of less than two years or less than $1,000 are expensed as incurred. Interest cost and property taxes incurred during the period of construction of real estate facilities are capitalized. If these costs are not capitalized correctly, the timing of expenses and the recording of real estate assets could be over or understated.

Depreciation: We compute depreciation on our buildings and equipment using the straight-line method based on estimated useful lives of generally 30 and 5 years. A significant portion of the acquisition cost of each property is allocated to building and building components (usually 80-85%). The allocation of the acquisition cost to building and its components and the determination of the useful life are based on management's estimates. If we do not allocate appropriately to building or related components or incorrectly estimate the useful life of our properties, the timing and/or the amount of depreciation expense will be affected. In addition, the net book value of real estate assets could be over or understated. The statement of cash flows, however, would not be affected.

Accruals of Operating Expenses: The Company accrues for property tax expenses, performance bonuses and other operating expenses each quarter based on historical trends and anticipated disbursements. If these estimates are incorrect, the timing of expense recognition will be affected.

Accruals for Contingencies: The Company is exposed to business and legal liability risks with respect to events that may have occurred, but in accordance with generally accepted accounting principles has not accrued for such potential liabilities because the loss is either not probable or not estimable. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition of results of operations.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Internal Revenue Code and applicable state laws. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay or record as an expense income tax on the share of our taxable income that is distributed to shareholders.

Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualifications was lost. There can be no assurance that we would be entitled to any statutory relief.

Effect of Economic Conditions on the Company's Operations: During 2001 and 2002, the Company has been affected by the slowdown in economic activity in the United States in most of its primary markets. These effects were exacerbated by the terrorist attacks of September 11, 2001 and the related aftermath. These effects include a decline in occupancy rates, a reduction in market rental rates throughout the portfolio, increased rent concessions, tenant improvement allowances and lease commissions, slower than expected lease-up of the Company's development properties, increased tenant defaults and the termination of leases pursuant to early termination options.

The reduction in occupancies and market rental rates has been the result of several factors related to general economic conditions. There are more businesses contracting than expanding, more businesses failing than starting-up and general uncertainty for businesses, resulting in slower decision-making and requests for shorter-term leases. There is also more competing vacant space, including substantial amounts of sub-lease space, in many of the Company's markets. Many of the Company's properties have lower vacancy rates than the average rates for the markets in which they are located; consequently, the Company may have difficulty in maintaining its occupancy rates as leases expire. An extended economic slowdown will put additional downward pressure on occupancies and market rental rates. The economic slowdown and the abundance of space alternatives available to customers has led to pressure for greater rent concessions, more generous tenant improvement allowances and higher broker commissions.

These economic conditions have also resulted in the erosion of tenant credit quality throughout the portfolio. As a result, more tenants are contacting us regarding their economic viability, including those that could be material to our revenue base and more tenants are electing to terminate their leases early under lease termination options. To a certain extent, these economic conditions have affected two large tenants representing a combined 2% of the Company's revenues. Leases with Worldcom and two related entities generate 1% of the Company's revenues. Worldcom's recent bankruptcy may adversely affect the continuity of that revenue. Another large tenant representing approximately 1% of revenues defaulted on its lease obligations in the third quarter of 2002 and has requested a modification of its lease. This tenant is no longer in default on its lease obligations and the Company is currently monitoring the status of this lease closely. Several other of our large tenants have contacted us, requesting early termination of their lease, rent reduction in space under lease, rent deferment or abatement. At this time, the Company cannot anticipate what impact, if any, the ultimate outcome of these discussions will have on our operating results.

The Company's two development properties were 63% leased in the aggregate as of December 31, 2002, but they have not been leased as rapidly as the Company had anticipated. The development properties consist of a 141,000 square foot flex development in Northern Virginia that was 88% leased, and a 97,000 square foot development in the Beaverton submarket of Portland, Oregon that was 26% leased.

Effect of Economic Conditions on the Company's Primary Markets: The Company has concentrated its operations in seven major markets. Each of these markets has been affected by the slowdown in economic activity. The Company's overall view of these markets is summarized below as of December 31, 2002. For purposes of market occupancy statistics, the Company has compiled these statistics using broker reports for these respective markets. These sources are deemed to be reliable by the Company, but there can be no assurance that these reports are accurate.

The Company owns approximately 1.9 million square feet in the Beaverton sub market of Portland, Oregon. Leasing activity slowed dramatically during 2002 and continues to be slow in 2003. On the supply side, the Company does not believe significant new construction starts will occur in 2003. The Company's vacancy rate is 9%.

The Company owns approximately 1.5 million square feet in Northern California with a concentration in South San Francisco, Santa Clara and San Jose. The vacancy rates in these submarkets stand at 7%, 25% and 20%, respectively, or more throughout most of the Bay Area. Market rental rates dropped dramatically in 2002 and continue to decrease. The Company's vacancy rate is 2.9%.

The Company owns approximately 3.2 million square feet in Southern California. This is one of the most stable markets in the country but continues to experience slowing. Vacancy rates have increased throughout Southern California for flex, industrial and office space, ranging from 5% to 25% for office and less than 5% for industrial, depending on sub-markets and product type. The rental rates for the Company's properties have dropped slightly. The Company's vacancy is 2.5%.

The Company owns approximately 0.8 million square feet in Austin, Texas. This market experienced a dramatic increase in office and flex vacancy, both running at 23%, respectively. One half of the office vacancy is due to sub-lease space. Construction deliveries of office and flex space continue to add to the vacancy rate resulting in downward pressure on rental rates. The Company's vacancy rate is 9%.

The Company owns approximately 1.9 million square feet in Northern Texas. The vacancy rate in Las Colinas, where most of the Company's properties are concentrated, has risen to over 20% for office and 13% for industrial flex. Over the 12 months ended December 31, 2002, the number of new properties constructed has decreased, virtually no new construction has commenced and very little pre-leasing of space has occurred. The Company believes that any such new construction will cause vacancy rates to rise. Leasing activity has slowed overall and sub-leasing is continuing to increase in the Telecom Corridor. The Company's vacancy rate is 7%.

The Company owns approximately 2.6 million square feet in Northern Virginia, where the vacancy rate is 16% as of December 31, 2002. Vacancy rates have risen to over 20% in the sub-markets in the western technology corridor, such as Herndon, Chantilly and Sterling, primarily as a result of the decline in the technology sector. The Company's vacancy rate in is 6%.

The Company owns approximately 1.6 million square feet in Maryland. The Company expects that the business of the GSA, defense contractors and the biotech industry will continue to grow in 2003. With most 2003 construction deliveries pre-leased, the Company expects that the vacancy rate will remain flat or decline. The Company's vacancy rate is approximately 9%.

Growth of the Company's Operations: During 2001 and 2002, the Company focused on maximizing cash flow from its existing core portfolio of properties, seeking to expand its presence in existing markets through strategic acquisitions and developments and strengthening its balance sheet, primarily through the issuance of preferred stock/units. The Company has historically maintained low debt and overall leverage levels, including preferred stock/units, which should give it the flexibility for future growth without the issuance of additional common stock.

During 2002, the Company did not complete any acquisitions. The Company plans to continue to seek to build its presence in existing markets by acquiring high quality facilities in selected markets. The Company targets properties (i) with below market rents which may offer it growth in rental rates above market averages and (ii) which offer the Company the ability to achieve economies of scale resulting in more efficient operations.

In 2002, the Company sold four properties totaling 386,000 square feet. The Company exited the San Antonio, Texas and Overland Park, Kansas markets. In addition, the Company sold a property located in Landover Maryland that no longer met the Company's investment criteria. Net proceeds from the sales were approximately $23.1 million and the Company recognized a net gain of $2.7 million. In addition, the Company recognized $5.4 million of deferred gain from a sale completed in 2001.

Through a joint venture with an institutional investor, the Company holds a 25% equity interest in an industrial park in the City of Industry, submarket of Los Angeles County. Initially the joint venture consisted of 14 buildings totaling 294,000 square feet. During 2002, the joint venture sold eight of the buildings totaling approximately 170,000 square feet. The Company recognized gains of approximately $861,000 on the disposition of these eight buildings. In addition, the Company's interest in cash distributions from the joint venture increased from 25% to 50% as a result of meeting its performance measures. Therefore, the Company recognized additional income of $1,008,000. The gains and the additional income are included in equity in income of joint venture. As of December 31, 2002, the joint venture holds six buildings totaling 124,000 square feet. During January, 2003, five of the remaining six buildings were sold and the Company will recognize gains of approximately $1.0 million as a result of these sales and additional income of approximately $700,000 in 2003. There is currently only one building remaining with approximately 29,000 square feet which is under contract to be sold.

During 2001, the Company added approximately 2.2 million square feet of space to its portfolio at an aggregate cost of approximately $303 million. These acquisitions increased the Company's presence in its existing markets. The Company acquired 658,000 square feet in Northern Virginia for approximately $88 million, 685,000 square feet in Oregon for approximately $88 million and 905,000 square feet in Maryland for approximately $127 million. In addition, the Company completed development of three properties totaling 339,000 square feet in Northern Virginia, Portland and Dallas for approximately $28.5 million. The Company also disposed of a property aggregating 77,000 square feet for approximately $9 million. The Company also formed a joint venture to own and operate an industrial park. This park, consisting of 294,000 square feet, was acquired in December 2000 at a cost of approximately $14.4 million and was contributed to the joint venture at its original cost for a 25% equity interest in the joint venture.

During 2000, the Company added approximately 0.8 million square feet to its portfolio at an aggregate cost of approximately $82 million. The Company acquired 454,000 square feet in Southern California for $40 million, 178,000 square feet in Northern California for $23 million and 210,000 square feet in Northern Virginia for approximately $19 million. In addition, the Company completed development of a property totaling 22,000 square feet in Oregon for approximately $3 million. The Company also disposed of five properties in non-core markets aggregating 627,000 square feet for approximately $23.8 million.

Comparison of 2002 to 2001

Results of Operations: Net income for the year ended December 31, 2002 was $57,430,000 compared to $49,870,000 for the same period in 2001. Net income allocable to common shareholders (net income less preferred stock dividends) for the year ended December 31, 2002 was $42,018,000 compared to $41,016,000 for the same period in 2001. Net income per common share on a diluted basis was $1.93 for the year ended December 31, 2002 compared to $1.83 for the same period in 2001 (based on weighted average diluted common shares outstanding of 21,743,000 and 22,435,000, respectively). The increase was primarily due to gains on disposition of properties. Net income allocable to common shareholders for the year ended December 31, 2002 included recognizing gains on dispositions of properties totaling $8.1 million or $0.28 per share and the Company's share of gains and income related to the disposition of eight buildings in its joint venture of $861,000 or approximately $0.03 per share. Net income per common share, excluding discontinued operations and gains related to dispositions, was $1.61 on a diluted basis for the year ended December 31, 2002 compared to $1.78 diluted for the same period in 2001. The decrease is due primarily to increased depreciation related to acquisitions completed in 2001.

The Company's property operations account for almost all of the net operating income earned by the Company. The following table presents the operating results of the properties for the years ended December 31, 2002 and 2001 in addition to other income and expense items affecting income from continuing operations (1):

	Years Ended December 31,		
	2002	2001	Change
Rental income:			
"Same Park" facilities (11.8 million net rentable square feet)	$150,110,000	$148,034,000	1.4%
Other facilities (2.6 million net rentable square feet)	45,057,000	11,671,000	286.1%
Rental income before straight-line rent adjustment	195,167,000	159,705,000	22.2%
Straight line rent adjustment:			
"Same Park" facilities	1,844,000	1,751,000	5.3%
Other facilities	554,000	153,000	262.1%
Total rental income	$197,565,000	$161,609,000	22.2%
Cost of operations (excluding depreciation):			
"Same Park" facilities	$40,277,000	$38,752,000	3.9%
Other facilities	12,565,000	3,791,000	231.4%
Total cost of operations (excluding depreciation)	$52,842,000	$42,543,000	24.2%
Net operating income (rental income less cost of operations):			
"Same Park" facilities (2)	$109,833,000	$109,282,000	0.5%
Other facilities	32,492,000	7,880,000	312.3%
Total net operating income before straight line rent adjustment	142,325,000	117,162,000	21.5%
Straight line rent adjustment	2,398,000	1,904,000	25.9%
Total net operating income	$144,723,000	$119,066,000	21.5%
Income (Loss):			
Facility management fees, net	587,000	531,000	10.5%
Business services, net	(326,000)	(219,000)	(48.9%)
Interest and dividend income	823,000	2,268,000	(63.7%)
Equity in income of joint venture	1,978,000	25,000	7,812.0%
Gain on investment in marketable securities	41,000	8,000	412.5%
Expenses:			
Depreciation and amortization	57,658,000	39,680,000	45.3%
General and administrative	4,663,000	4,320,000	8.0%
Interest expense	5,324,000	1,715,000	210.4%
Income before gain on disposal of real estate, discontinued operations and minority interest	$80,181,000	$75,964,000	5.5%
"Same Park" Gross margin[3]	73.2%	73.8%	(0.6%)
"Same Park" Weighted average for period:			
Occupancy	94.3%	95.8%	(1.5%)
Annualized realized rent per square foot[4]	$13.44	$13.04	3.1%

(1) Net operating income (NOI) is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. The key components of NOI are "rental income" less "cost of operations". The Company breaks out "Same Park" operations to provide information regarding trends for properties the Company has held for the periods being compared. The Company uses NOI in its segment reporting. See Note 14 to the Company's consolidated financial statements included elsewhere herein for a definition of NOI.

(2) See "Supplemental Property Data and Trends" below for a definition of "Same Park" facilities.

(3) Gross margin is computed by dividing property net operating income by rental income.

(4) Realized rent per square foot represents the actual revenues earned per occupied square foot.

Concentration of Portfolio by Region: Rental income and rental income less cost of operations or net operating income prior to depreciation and the straight-line rent adjustment (defined as "NOI" for purposes of the following tables) are summarized for the year ended December 31, 2002 by major geographic region below. Note that the Company excludes the effects of depreciation and straight-line rent adjustment in the calculation of NOI because the table below is designed to illustrate the concentration of value of the portfolio in the respective regions. The effects of depreciation and the straight-line rent adjustment are generally not considered when determining value in the real estate industry. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with generally accepted accounting principles. Below the table of rental income and NOI based on geographical concentration is a reconciliation to the most comparable amounts determined based on generally accepted accounting principles.

Region	Square Footage	Percent of Total	Rental Income	Percent of Total	NOI	Percent of Total
Southern California	3,171,000	22%	$42,320,000	22%	$31,965,000	23%
Northern California	1,495,000	10%	20,873,000	11%	16,148,000	11%
Southern Texas	833,000	6%	8,721,000	4%	5,762,000	4%
Northern Texas	1,951,000	14%	20,909,000	11%	14,297,000	10%
Virginia	2,621,000	18%	39,687,000	20%	28,321,000	20%
Maryland	1,646,000	11%	26,312,000	14%	18,781,000	13%
Oregon	1,973,000	14%	29,733,000	15%	23,346,000	16%
Other	736,000	5%	6,612,000	3%	3,705,000	3%
Subtotal	14,426,000	100%	195,167,000	100%	142,325,000	100%
Add: Straight line rent adjustment			2,398,000		2,398,000	
Less: Depreciation expense			NA		57,356,000	
Total based on generally accepted accounting principles			$197,565,000		$87,367,000	

Supplemental Property Data and Trends: In order to evaluate the performance of the Company's overall portfolio, management analyzes the operating performance of a consistent group of properties constituting 11.8 million net rentable square feet ("Same Park" facilities). The Company currently has owned and operated them for the comparable periods. These properties do not include properties that have been acquired or sold during 2001 and 2002. The "Same Park" facilities represent approximately 81% of the weighted average square footage of the Company's portfolio for 2002.

The following table summarizes the pre-depreciation historical operating results of the "Same Park" facilities excluding the effects of accounting for rental revenues on a straight-line basis for the years ended December 31, 2002 and 2001. The Company excludes the effect of depreciation and straight-line rent accounting because these non-cash accounts have the effect of smoothing earnings and masking trends in operating results.

Below the table of rental income and NOI on a "Same Park" basis is a reconciliation to the comparable amounts determined based on generally accepted accounting principles.

Region	Revenues 2002	Revenues 2001	Increase	NOI 2002	NOI 2001	Increase
Southern California	$42,486,000	$41,031,000	3.5%	$32,031,000	$31,037,000	3.2%
Northern California	20,818,000	19,417,000	7.2%	16,049,000	14,786,000	8.5%
Austin Texas	8,732,000	9,411,000	(7.2%)	5,767,000	6,280,000	(8.2%)
Northern Texas	18,875,000	19,071,000	(1.0%)	12,747,000	13,042,000	(2.3%)
Virginia	25,043,000	25,620,000	(2.3%)	17,826,000	18,781,000	(5.1%)
Maryland	8,903,000	8,683,000	2.5%	6,740,000	6,691,000	0.7%
Oregon	18,635,000	18,155,000	2.6%	14,990,000	14,772,000	1.5%
Other	6,618,000	6,646,000	(0.4%)	3,683,000	3,893,000	(5.4%)
	150,110,000	148,034,000	1.4%	109,833,000	109,282,000	0.5%
Add: Straight line rent Adjustment	1,844,000	1,751,000	5.3%	1,844,000	1,751,000	5.3%
Less: Depreciation expense	NA	NA	NA	40,328,000	37,429,000	7.7%
Total based on generally accepted accounting principles	$151,954,000	$149,785,000	1.4%	$71,349,000	$73,604,000	(3.1%)

Southern California

This region includes San Diego, Orange County and Los Angeles County. The increase in revenues and NOI are the result of this market being the most stable market in the country during 2002 with a diverse economy that felt only modest effects of the technology slump. Weighted average occupancies have increased from 96.2% in 2001 to 97.5% in 2002. Realized rent per foot have increased 2.2% from $13.43 per foot in 2001 to $13.72 per foot in 2002.

Northern California

This region includes San Jose, San Francisco and Sacramento. The Company benefited from the early renewal of large leases in its Silicon Valley portfolio and relative strength in the Sacramento market. Weighted average occupancies have increased from 96.7% in 2001 to 97.1% in 2002. Realized rent per foot have increased 6.9% from $13.41 per foot in 2001 to $14.33 per foot in 2002.

Austin Texas

This region was among the hardest hit due to the technology slump and the Company is showing the effects of sharply reduced market rental rates, higher vacancies and business failures. Weighted average occupancies have decreased from 94.4% in 2001 to 90.9% in 2002. Realized rent per foot have decreased 3.7% from $11.97 per foot in 2001 to $11.53 per foot in 2002.

Northern Texas

This region includes Dallas and Houston. The Dallas Market has felt the effects of the slowdown in the telecommunications industry, which has been partially offset by the relative strength in the Houston portfolio. Weighted average occupancies have decreased from 93.8% in 2001 to 92.4% in 2002. Realized rent per foot have increased 0.5% from $11.00 per foot in 2001 to $11.05 per foot in 2002.

Virginia

The Virginia region includes all major submarkets surrounding the Washington D.C. metropolitan area. Virginia has been negatively impacted in the Chantilly and Herndon submarkets as a result of the technology and telecommunications industry slowdown. Other submarkets have been positively impacted by increased federal government spending on defense. The Company's results were negatively impacted in the short-term by the early termination of a 70,000 square foot building that was re-leased to the United States government. The building was vacant for almost nine months as it was being renovated to customer specifications. Weighted average occupancies have decreased from 97.1% in 2001 to 91.2% in 2002. Realized rent per foot have increased 4.1% from $14.48 per foot in 2001 to $15.07 per foot in 2002.

Maryland

The Maryland region from a "Same Park" perspective consists primarily of facilities in Prince Georges County and Montgomery County. These markets were relatively stable. The Company was negatively impacted by the bankruptcies of two large tenants and positively impacted by a lease termination fee in excess of estimated re-leasing costs. Weighted average occupancies have decreased from 99.0% in 2001 to 93.7% in 2002. Realized rent per foot have increased 8.3% from $11.84 per foot in 2001 to $12.82 per foot in 2002.

Oregon

The Oregon region from a "Same Park" perspective consists primarily of two business parks in the Beaverton submarket of Portland. Oregon showed positive results despite being one of the markets hardest hit by the technology slowdown. The full effect of this slowdown will likely take effect in 2003 with expected lease terminations and expirations resulting in significant declines in rental revenue. Weighted average occupancies have decreased from 97.9% in 2001 to 94.5% in 2002. Realized rent per foot have increased 6.4% from $15.57 per foot in 2001 to $16.57 per foot in 2002.

Facility Management Operations: The Company's facility management accounts for a small portion of the Company's net income. During the year ended December 31, 2002, $587,000 in net income was recognized from facility management operations compared to $531,000 for the same period in 2001. Facility management fees have increased due to additional properties brought under management in 2001 including the management of joint venture properties for the full year of 2002 versus a partial year in 2001.

Business Services: Business services include fees from telecommunication service providers. During the year ended December 31, 2002, the Company incurred a net loss of $326,000 from such services compared to net loss of $219,000 recognized for the same period in 2001. Business services revenues have declined due to the bankruptcies of telecommunication service providers such as Darwin Networks, Winstar and Teligent and lower than anticipated acceptance of the program. The Company expects to wind the program down in 2003.

Equity in Income of Joint Venture: On October 23, 2001, the Company formed a joint venture with an unaffiliated investor to own and operate an industrial park in the City of Industry submarket of Los Angeles County. The Company recognized income of $1,978,000 and $25,000 in 2002 and 2001, respectively. For 2002, the income consists primarily of gains from dispositions of properties of $861,000 and the recognition of an increase in the Company's interest in the joint venture from 25% to 50% for meeting performance measures of $1,008,000.

Interest Income: Interest income reflects earnings on interest bearing investments. Interest income was $819,000 for the year ended December 31, 2002 compared to $2,251,000 for the same period in 2001. The decrease is attributable to lower interest rates and lower average cash balances. Weighted average interest bearing investments and effective interest rates for the year ended December 31, 2002 were approximately $24 million and 1.9% compared to $53 million and 4.2% for the same period in 2001.

Dividend Income: Dividend income reflects dividends received from marketable securities. Dividend income was $4,000 for the year ended December 31, 2002 compared to $17,000 for the same period in 2001.

Cost of Operations: Cost of operations was $52,842,000 for the year ended December 31, 2002 compared to $42,543,000 for the same period in 2001. The increase is due primarily to the growth in the square footage of the Company's portfolio of properties. Cost of operations as a percentage of rental income increased slightly from 26.3% in 2001 to 26.7% in 2002. Cost of operations for the year ended December 31, 2002 consists primarily of property taxes ($16,762,000), property maintenance ($12,370,000), utilities ($9,697,000) and direct payroll ($8,848,000) as compared to cost of operations for the year ended December 31, 2001 which consisted primarily of property taxes ($14,241,000), property maintenance ($9,386,000), utilities ($8,046,000) and direct payroll ($6,957,000).

Depreciation and Amortization Expense: Depreciation and amortization expense was $57,658,000 for the year ended December 31, 2002 compared to $39,680,000 for the same period in 2001. The increase is primarily due to depreciation expense on real estate facilities acquired or developed in 2001.

General and Administrative Expense: General and administrative expense was $4,663,000 for the year ended December 31, 2002 compared to $4,320,000 for the same period in 2001. The increase is due to the adoption of the Fair Value Method of accounting for stock options in 2002 resulting in approximately $525,000 of expense related to stock options granted after December 31, 2001. General and administrative expenses consist primarily of expenses which relate to the accounting, finance and executive divisions of the corporate office which primarily consists of payroll expenses. These costs were approximately $1,858,000 and $1,835,000 for the year ended December 31, 2002 and 2001, respectively. Other costs included in general and administrative costs are internal acquisition costs of $639,000 and $587,000 for the year ended December 31, 2002 and 2001, respectively. Legal costs were $188,000 and $176,000 for the years ended December 31, 2002 and 2001, respectively.

Interest Expense: Interest expense was $5,324,000 for the year ended December 31, 2002 compared to $1,715,000 for the same period in 2001. The increase is primarily attributable to higher average debt balances in 2002 due to the Company's $50 million term loan obtained in February, 2002 and the reduction of capitalized interest. Interest expense of $288,000 and $1,091,000 was capitalized as part of building costs associated with properties under development during the years ended December 31, 2002 and 2001, respectively. As of the third quarter of 2002, all developed properties had been shell complete for at least one year. The Company has therefore, discontinued capitalization of interest on these facilities.

Minority Interest in Income: Minority interest in income reflects the income allocable to equity interests in the Operating Partnership that are not owned by the Company. Minority interest in income was $32,170,000 ($17,927,000 allocated to preferred unitholders and $14,243,000 allocated to common unitholders) for the year ended December 31, 2002 compared to $27,489,000 ($14,107,000 allocated to preferred unitholders and $13,382,000 allocated to common unitholders) for the same period in 2001. The increase in minority interest in income is due primarily to the issuance of preferred operating partnership units during 2001 and 2002 and higher earnings at the operating partnership level.

Gain on Disposition of Real Estate: Certain properties that were identified as not meeting the Company's ongoing investment strategy were sold in 2002. Gain on sale of real estate was $8,123,000 for the year ended December 31, 2002. The gain primarily results from the Company's disposal of a property in San Diego for approximately $9 million in November 2001 and deferral of gain of $5,366,000 which was later recognized in the first quarter of 2002 when the buyer of the property obtained third party financing for the property and paid off most of its note to the Company. In addition, the Company sold a property located in Overland Park, Kansas for approximately $5.3 million in the third quarter of 2002, resulting in a gain of approximately $2.1 million. During the fourth quarter of 2002, the Company sold another property located in Landover, Maryland for approximately $9.6 million generating a gain of approximately $1.7 million. Also in the fourth quarter, the Company sold two properties located in San Antonio, Texas for $9.5 million and a net loss totaling approximately $1.1 million.

Comparison of 2001 to 2000

Results of Operations: Net income for the year ended December 31, 2001 was $49,870,000 compared to $51,181,000 for the same period in 2000. Net income allocable to common shareholders (net income less preferred stock dividends) for the year ended December 31, 2001 was $41,016,000 compared to $46,093,000 for the same period in 2000. Net income per common share on a diluted basis was $1.83 for the year ended December 31, 2001 compared to $1.97 for the same period in 2000 (based on weighted average diluted common shares outstanding of 22,435,000 and 23,365,000, respectively). The decreases in net income and net income per common share reflect a non-recurring realized and unrealized gain on the Company's investment in the common stock of Pacific Gulf Properties, Inc. ("PAG") recognized in 2000.

The Company's property operations account for almost all of the net operating income earned by the Company. The following table presents the operating results of the properties for the years ended December 31, 2001 and 2000 (1). Note that income from properties included in discontinued operations during 2002 are not segregated for presentation of 2001 and 2000 comparisons:

	Years Ended December 31,		
	2001	2000	Change
Rental income:			
"Same Park" facilities (11.4 million net rentable square feet)	$139,239,000	$131,347,000	6.0%
Other facilities (3.4 million net rentable square feet)	25,919,000	10,620,000	144.1%
Rental income before straight-line rent adjustment	165,158,000	141,967,000	16.3%
Straight line rent adjustment:			
"Same Park" facilities	1,605,000	2,039,000	21.3%
Other facilities	299,000	165,000	81.2%
Total rental income	$167,062,000	$144,171,000	15.9%
Cost of operations (excluding depreciation):			
"Same Park" facilities	$36,385,000	$35,061,000	3.8%
Other facilities	8,829,000	4,229,000	108.8%
Total cost of operations (excluding depreciation)	$45,214,000	$39,290,000	15.1%
Net operating income (rental income less cost of operations):			
"Same Park" facilities (2)	$102,854,000	$96,286,000	6.8%
Other facilities	17,090,000	6,391,000	167.4%
Total net operating income before straight line rent adjustment	119,944,000	102,677,000	16.8%
Straight line rent adjustment	1,904,000	2,204,000	(13.6%)
Total net operating income	$121,848,000	$104,881,000	16.2%
Income (Loss):			
Facility management fees, net	531,000	428,000	24.1%
Business services, net	(219,000)	203,000	(207.9%)
Interest and dividend income	2,268,000	5,377,000	(57.8%)
Equity in income of joint venture	25,000	-	100.0%
Gain on investment in marketable securities	8,000	7,849,000	(99.9%)
Expenses:			
Depreciation and amortization	41,067,000	35,637,000	15.2%
General and administrative	4,320,000	3,954,000	9.3%
Interest expense	1,715,000	1,481,000	15.8%
Income before gain on disposal of real estate, discontinued operations and minority interest	$77,359,000	$77,666,000	(0.4%)
"Same Park" Gross margin(3)	73.9%	73.3%	0.6%
"Same Park" Weighted average for period:			
Occupancy	95.6%	96.8%	(1.2%)
Annualized realized rent per square foot(4)	$12.78	$11.90	7.4%

(1) Net operating income (NOI) is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. The key components of NOI are "rental income" less "cost of operations". The Company breaks out "Same Park" operations to provide information regarding trends for properties the Company has held for the periods being compared. The Company uses NOI in its segment reporting. See Note 14 to the Company's consolidated financial statements included elsewhere herein for a definition of NOI.

(2) See "Supplemental Property Data and Trends" below for a definition of "Same Park" facilities.

(3) Gross margin is computed by dividing property net operating income by rental income.

(4) Realized rent per square foot represents the actual revenues earned per occupied square foot.

Concentration of Portfolio by Region: Rental income and rental income less cost of operations or net operating income prior to depreciation (defined as "NOI" for purposes of the following tables) are summarized for the year ended December 31, 2001 by major geographic region below. Note that the Company excludes the effects of depreciation and the straight-line rent adjustment in the calculation of NOI because the table below is designed to illustrate the concentration of value of the portfolio in the respective regions. The effects of depreciation and the straight-line rent adjustment are generally not considered when determining value in the real estate industry. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with generally accepted accounting principles. Below the table of rental income and NOI based on geographical concentration is a reconciliation to the most comparable amounts determined based on generally accepted accounting principles.

Region	Square Footage	Percent of Total	Rental Income	Percent of Total	NOI	Percent of Total
Southern California	3,177,000	22%	$43,550,000	26%	$32,448,000	27%
Northern California	1,495,000	10%	19,353,000	12%	14,653,000	12%
Southern Texas	1,032,000	7%	11,662,000	7%	6,954,000	6%
Northern Texas	1,951,000	13%	19,602,000	12%	13,322,000	11%
Virginia	2,621,000	18%	33,946,000	21%	24,616,000	21%
Maryland	1,771,000	12%	9,997,000	6%	7,704,000	6%
Oregon	1,973,000	13%	19,641,000	12%	15,935,000	13%
Other	797,000	5%	7,407,000	4%	4,312,000	4%
Subtotal	14,817,000	100%	165,158,000	100%	119,944,000	100%
Add: Straight line rent adjustment			1,904,000		1,904,000	
Less: Depreciation expense			NA		40,765,000	
Total based on generally accepted accounting principles			$167,062,000		$81,083,000	

Supplemental Property Data and Trends: In order to evaluate the performance of the Company's overall portfolio, management analyzes the operating performance of a consistent group of properties constituting 11.4 million net rentable square feet ("Same Park" facilities). The Company currently has an ownership interest in these properties and has owned and operated them for the comparable periods. These properties do not include properties that have been acquired or sold during 2000 and 2001. The "Same Park" facilities represent approximately 90% of the weighted average square footage of the Company's portfolio for 2001.

The following tables summarize the "Same Park" operating results prior to depreciation by major geographic region for the years ended December 31, 2001 and 2000. The Company excludes the effect of depreciation and straight-line rent accounting because these non-cash accounts have the effect of smoothing earnings and masking trends in operating results.

Below the table of rental income and NOI on a "Same Park" basis is a reconciliation to the comparable amounts determined based on generally accepted accounting principles.

Region	Revenues 2001	Revenues 2000	Increase	NOI 2001	NOI 2000	Increase
Southern California	$37,275,000	$35,011,000	6.5%	$28,702,000	$26,965,000	6.4%
Northern California	16,697,000	14,719,000	13.4%	12,610,000	10,728,000	17.5%
Southern Texas	9,413,000	8,799,000	7.0%	6,289,000	5,762,000	9.1%
Northern Texas	19,076,000	18,680,000	2.1%	13,058,000	12,855,000	1.6%
Virginia	23,198,000	21,952,000	5.7%	16,868,000	15,986,000	5.5%
Maryland	9,853,000	9,808,000	0.5%	7,598,000	7,398,000	2.7%
Oregon	16,293,000	15,179,000	7.3%	13,343,000	12,260,000	8.8%
Other	7,434,000	7,199,000	3.2%	4,386,000	4,332,000	1.3%
	139,239,000	131,347,000	6.0%	102,854,000	96,286,000	6.8%
Add: Straight line rent Adjustment	1,605,000	2,039,000	(21.3%)	1,605,000	2,039,000	(21.3%)
Less: Depreciation expense	NA	NA	NA	37,429,000	34,187,000	9.5%
Total based on generally accepted accounting principles	$140,844,000	$133,386,000	5.6%	$67,030,000	$64,138,000	4.5%

The increases noted above reflect the performance of the Company's existing markets. Northern California benefited from the expiration of leases with below market rents, as did all other markets to a lesser extent, resulting in revenue and NOI increases in all of our markets.

Facility Management Operations: The Company's facility management accounts for a small portion of the Company's net income. During the year ended December 31, 2001, $531,000 in net income was recognized from facility management operations compared to $428,000 for the same period in 2000. Facility management fees have increased due to the increase in rental rates of the properties managed by the Company and additional properties brought under management during 2000 and 2001.

Business Services: Business services include construction management fees and fees from telecommunication service providers. During the year ended December 31, 2001, the Company incurred a net loss of $219,000 from such services compared to net income of $203,000 recognized for the same period in 2000. Business services revenues have declined due to the bankruptcies of Darwin Networks, Winstar and Teligent. Expenses have increased as a result of a full year of operations in 2001.

Equity in Income of Joint Venture: On October 23, 2001, the Company formed a joint venture with an unaffiliated investor to own and operate an industrial park in the City of Industry submarket of Los Angeles County. The Company recognized income of $25,000 in 2001 which represented the Company's 25% equity interest in the joint venture.

Interest Income: Interest income reflects earnings on interest bearing investments. Interest income was $2,251,000 for the year ended December 31, 2001 compared to $4,076,000 for the same period in 2000. The decrease is attributable to lower interest rates and lower average cash balances. Weighted average interest bearing investments and effective interest rates for the year ended December 31, 2001 were approximately $53 million and 4.2% compared to $62 million and 6.5% for the same period in 2000.

Dividend Income: Dividend income reflects dividends received from marketable securities. Dividend income was $17,000 for the year ended December 31, 2001 compared to $1,301,000 for the same period in 2000. Dividend income decreased due to the liquidation of PAG during the year ended December 31, 2001.

Cost of Operations: Cost of operations was $42,543,000 for the year ended December 31, 2001 compared to $35,465,000 for the same period in 2000. The increase is due primarily to the growth in the square footage of the Company's portfolio of properties. Cost of operations as a percentage of rental income decreased from 26.2% in 2000 to 26.3% in 2001 as a result of economies of scale achieved through the acquisition and development of properties in core markets and the disposition of properties outside of the Company's core markets. Cost of operations for the year ended December 31, 2001 consists primarily of property taxes ($13,496,000), property maintenance ($8,911,000), utilities ($7,387,000) and direct payroll ($6,649,000).

Depreciation and Amortization Expense: Depreciation and amortization expense was $39,680,000 for the year ended December 31, 2001 compared to $34,037,000 for the same period in 2000. The increase is due to the acquisition and development of real estate facilities during 2000 and 2001 and depreciation of capitalized expenditures.

General and Administrative Expense: General and administrative expense was $4,320,000 for the year ended December 31, 2001 compared to $3,954,000 for the same period in 2000. The increase is due primarily to the increased size and activities of the Company offset by a decrease in legal costs. Included in general and administrative costs are internal acquisition costs and abandoned transaction costs. Internal acquisition expenses were $587,000 and $553,000 for the year ended December 31, 2001 and 2000, respectively. Legal costs were $176,000 and $837,000 for the years ended December 31, 2001 and 2000, respectively. Legal costs were higher in 2000 as a result of the litigation matters described in Item 3 of this Form 10-K.

Interest Expense: Interest expense was $1,715,000 for the year ended December 31, 2001 compared to $1,481,000 for the same period in 2000. The increase is primarily attributable to increased average debt balances during the period and greater capitalized interest in 2000 as a result of more construction in progress. Interest expense of $1,091,000 and $1,415,000 was capitalized as part of building costs associated with properties under development during the years ended December 31, 2001 and 2000, respectively.

Minority Interest in Income: Minority interest in income reflects the income allocable to equity interests in the Operating Partnership that are not owned by the Company. Minority interest in income was $27,489,000 ($14,107,000 allocated to preferred unitholders and $13,382,000 allocated to common unitholders) for the year ended December 31, 2001 compared to $26,741,000 ($12,185,000 allocated to preferred unitholders and $14,556,000 allocated to common unitholders) for the same period in 2000. The increase in minority interest in income is due primarily to the issuance of preferred operating partnership units during 2000 and 2001 and higher earnings at the operating partnership level, partially offset by a conversion of units to common stock during 2000.

Gain on Investment in Marketable Securities: Gain on investments in marketable securities was $8,000 for the year ended December 31, 2001 compared to $7,849,000 for the same period in 2000. The Company received a liquidating distribution from PAG of approximately $21.8 million and recognized a non-recurring gain of approximately $7.8 million during the year ended December 31, 2000.

Gain on Disposition of Real Estate: Certain properties that were identified as not meeting the Company's ongoing investment strategy were designated for sale in 2000 and 2001. The Company disposed of a property in San Diego with 77,000 square feet for approximately $9 million in November 2001 and deferred a gain of $5,366,000. The Company disposed of five properties aggregating 627,000 square feet for approximately $23.8 million during the year ended December 31, 2000 at a gain of $256,000.

Liquidity and Capital Resources

Net cash provided by operating activities for the years ended December 31, 2002 and 2001 was $134,926,000 and $126,677,000, respectively. Management believes that its internally generated net cash provided by operating activities will continue to be sufficient to enable it to meet its operating expenses, capital improvements and debt service requirements, and to maintain the level of distributions to shareholders in addition to providing additional retained cash for future growth, debt repayment and stock repurchases. There are various factors, however, that could cause net cash provided by operating activities to be less than management anticipates, including the factors set forth in Item 1A "Risk Factors". In particular, leases for 35% of the space in the Company's properties expire in 2003 or 2004 (leases for 60% of the space occupied by small tenants expire in such years). If the Company is not able to maintain the occupancy rate of its properties, which in many of the Company's markets is significantly higher than the average for such markets, the Company's retained cash flow will decrease and if there is substantial deterioration in occupancy rates, the Company may have to reduce its level of distributions and/or increase the level of its borrowings.

The Company disposed of four properties in non-core markets for approximately $23 million during the year ended December 31, 2002 at a gain of approximately $2.8 million. The Company disposed of a property in San Diego with 77,000 square feet for approximately $9 million in November 2001 and deferred a gain of $5,366,000 which was recognized in 2002.

The following table summarizes the Company's cash flow from operating activities. The purpose of this table is to reconcile net income to cash flow available for distribution to shareholders. The table further illustrates the remaining amount of funds available for adding to the value of the Company either through investment or repayment of debt after distributions to shareholders.:

	Years Ended December 31,	
	2002	2001
Net income	$57,430,000	$49,870,000
Gain on disposal of properties	(8,123,000)	-
Gain on investment in marketable securities.	(41,000)	(8,000)
Equity income of joint venture	(1,978,000)	(25,000)
Stock option expense	525,000	-
Depreciation and amortization *	58,143,000	41,067,000
Minority interest in income	32,170,000	27,489,000
Change in working capital	(3,200,000)	8,284,000
Net cash provided by operating activities	134,926,000	126,677,000
Maintenance capital expenditures	(6,057,000)	(4,202,000)
Tenant improvements	(10,722,000)	(4,926,000)
Capitalized lease commissions	(5,322,000)	(2,513,000)
Funds available for distribution to shareholders, minority interests, acquisitions and other corporate purposes	112,825,000	115,036,000
Cash distributions to common and preferred shareholders and minority interests	(71,142,000)	(61,559,000)
Excess funds available for principal payments on debt, investments in real estate and other corporate purposes	$41,683,000	$53,477,000

* Includes depreciation of discontinued operations

The Company's capital structure is characterized by a relatively low level of leverage. As of December 31, 2002, the Company had three fixed rate mortgage notes payable totaling $20.3 million, which represented approximately 2% of its total capitalization (based on book value, including minority interest and debt). The weighted average interest rate for the mortgage notes is approximately 7.50% per annum. The Company estimates that approximately 2% of its properties in terms of value were encumbered. In February 2002, the Company entered into a seven year $50 million term loan agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% and is due on February 20, 2009. The Company paid a one-time fee of 0.35% or $175,000 for the facility. The Company used the proceeds of the loan to reduce the amount drawn on its Credit Facility with Wells Fargo Bank. In July, 2002, the Company entered into an interest rate swap transaction which had the effect of fixing the rate on the term loan for two years at 4.46% per annum.

The following table outlines upcoming cash flows due to contractual commitments in connection with the Company's mortgage notes and term loan which have a weighted average interest rate of 5.73% and an average maturity of 5.7 years. At December 31, 2002, approximate principal maturities of mortgage notes payable are as follows:

2003	$ 586,000
2004	631,000
2005	680,000
2006	7,890,000
2007	5,169,000
Thereafter	55,323,000
	$ 70,279,000

The Company used its short-term borrowing capacity to complete acquisitions totaling $303 million in 2001. The Company borrowed $100 million from its line of credit and $35 million from PSI. The remaining balance was funded from proceeds of the issuance of preferred stock and preferred units in the Operating Partnership totaling $116 million and existing cash of $52 million. During January 2002, the Company issued 2,000,000 depositary shares, each representing 1/1,000 of a share of 8 ¾% Cumulative Preferred Stock, Series F, resulting in net proceeds of $48.3 million. This was used to repay PSI and to increase financial flexibility.

During October, 2002, the Operating Partnership completed a private placement of 800,000 preferred units with a preferred distribution rate of 7.95%. The net proceeds from the placement of preferred units were approximately $19.5 million.

The Company's funding strategy is to use permanent capital, including common and preferred stock, and internally generated retained cash flows. In addition, the Company may sell properties that no longer meet its investment criteria. The Company may finance acquisitions on a temporary basis with borrowings from its Credit Facility. The Company targets a leverage ratio of 40% (defined as debt and preferred equity as a percentage of market capitalization). In addition, the Company targets a ratio of Funds from Operations ("FFO") to combined fixed charges and preferred distributions of 2.5 to 1.0. As of December 31, 2002 and for the year then ended, the leverage ratio was 33% and the FFO to fixed charges and preferred distributions coverage ratio was 3.6 to 1.0.

In October 2002, the Company extended its Credit Facility with Wells Fargo Bank. The Credit Facility has a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.65% to LIBOR plus 1.25% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee of up to 0.25% of the borrowing limit. In connection with the extension, the Company paid Wells Fargo Bank a one-time fee of approximately $330,000. As of December 31, 2002, there was no balance outstanding on the Credit Facility.

The Company estimates, assuming 8% interest/distribution rate and 9.5% yield on investments in real estate assets, it could borrow an additional $200 million and maintain a coverage ratio of better than 2.5 times.

Funds from Operations: FFO is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), before depreciation, amortization, minority interest in income, straight line rent adjustments and extraordinary or items. FFO is presented because the Company considers FFO to be a useful measure of the operating performance of a REIT which, together with net income and cash flows provides investors with a basis to evaluate the operating and cash flow performances of a REIT. FFO does not represent net income or cash flows from operations as defined by GAAP. FFO does not take into consideration scheduled principal payments on debt or capital improvements. The Company believes that in order to facilitate a clear understanding of the Company's operating results, FFO should be analyzed in conjunction with net income as presented in the Company's consolidated financial statements included elsewhere in this Form 10-K. Accordingly, FFO is not necessarily a substitute for cash flow or net income as a measure of liquidity or operating performance or ability to make acquisitions and capital improvements or ability to make distributions or debt principal payments. Also, FFO as computed and disclosed by the Company may not be comparable to FFO computed and disclosed by other REITs.

FFO for the Company is computed as follows:

	Years Ended December 31,	
	2002	2001
Net income allocable to common shareholders	$42,018,000	$41,016,000
Less: Gain on investment in marketable securities	(41,000)	(8,000)
Less: Gain on disposition of real estate	(8,123,000)	-
Less: Equity income from sale of joint venture properties	(861,000)	-
Depreciation and amortization *	58,143,000	41,067,000
Depreciation from joint venture	63,000	15,000
Minority interest in income – common units	14,243,000	13,382,000
Less: Effects of straight line rents	(2,398,000)	(1,904,000)
Consolidated FFO allocable to common shareholders and minority interests	103,044,000	93,568,000
FFO allocated to minority interests – common units	(26,070,000)	(23,018,000)
FFO allocated to common shareholders	$76,974,000	$70,550,000

* Includes depreciation of discontinued operations

Capital Expenditures: During 2002, the Company incurred approximately $22.1 million in recurring capital expenditures or $1.53 per weighted average square foot in maintenance capital expenditures, tenant improvements and capitalized leasing commissions. This amount was higher than the Company expects to incur on a recurring basis due to more generous tenant improvement allowances and higher broker commissions as a result of soft market conditions. The Company expects these conditions to continue or worsen in 2003 and recurring capital expenditures could reach $2 per foot or $29 million. On a recurring annual basis, the Company expects to incur between $0.90 and $1.40 per square foot in recurring capital expenditures ($13-$20 million based on square footage at December 31, 2002). The Company expects to make $31 million in capital expenditures in 2003. These include $24 million in recurring capital expenditures comprised of maintenance capital expenditures, tenant improvements and capitalized leasing commissions, $1 million to bring acquired properties up to the Company's standards, $2.5 million in first generation tenant improvements and leasing commissions on developed properties and $3.5 million in property renovations.

During 2001, the Company incurred $11.6 million or $0.91 per weighted average square foot in maintenance capital expenditures, tenant improvements and capitalized leasing commissions.

Stock Repurchase: The Company's Board of Directors has authorized the repurchase from time to time of up to 4,500,000 shares of the Company's common stock on the open market or in privately negotiated transactions. In 2002, the Company repurchased 38,800 shares of common stock and no common units in its operating partnership at an aggregate cost of approximately $1.2 million. In addition, the Company may repurchase shares of its preferred stock from time to time on the open market in separately negotiated transactions. For the year ended

December 31, 2002, the Company repurchased 6,000 shares of Series D preferred stock with a face value of $150,000 for $154,619 or $25.77 per share and repurchased 1,500 shares of Series A preferred stock with a face value of $37,500 for $38,266 or $25.51 per share. Any significant reduction in the Company's net cash from operations will limit the Company's ability to repurchase shares or units.

Distributions: The Company has elected and intends to qualify as a REIT for federal income tax purposes. In order to maintain its status as a REIT, the Company must meet, among other tests, sources of income, share ownership and certain asset tests. As a REIT, the Company is not taxed on that portion of its taxable income that is distributed to its shareholders provided that at least 90% of its taxable income is distributed to its shareholders prior to filing of its tax return.

Related Party Transactions: At December 31, 2002, PSI owns 25% of the outstanding shares of the Company's common stock (44% upon conversion of its interest in the Operating Partnership) and 25% of the outstanding common units of the Operating Partnership (100% of the common units not owned by the Company). Ronald L. Havner, Jr., the Company's chairman and chief executive officer, is also the vice-chairman, chief executive officer and a director of PSI. The portion of his compensation allocated to the Company is reviewed and approved by the Company's Compensation Committee.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These costs totaled $337,000 in 2002 and are allocated among PSI and its affiliates in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PSI and its affiliates for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contracts with affiliated parties totaled approximately $561,000 in 2002. In addition, the Company combines its insurance purchasing power with PSI through a captive insurance company controlled by PSI, STOR-Re Mutual Insurance Corporation ("Stor-Re"). Stor-Re provides limited property and liability insurance to the Company at commercially competitive rates. The Company and PSI also utilize unaffiliated insurance carriers to provide property and liability insurance in excess of Stor-Re's limitations.

In June 2002, PSI assigned to the Company PSI's right to acquire from an unaffiliated third party a parcel of undeveloped land. The land is located adjacent to the Company's business park known as Metro Park North in Rockville, Maryland. In consideration for the assignment, the Company reimbursed PSI for all of its costs incurred in connection with the acquisition and development of the land, (approximately $376,000, including $87,000 of land deposits paid by PSI to the unaffilated seller of the land). The land deposits were applied to the $800,000 purchase price for the land.

As of December 31, 2001, the Company had $35 million in short-term borrowings from PSI. The notes bore interest at 3.25% and were repaid as of January 28, 2002.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

To limit the Company's exposure to market risk, the Company principally finances its operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2002, the Company's debt as a percentage of shareholders' equity (based on book values) was 10.6%.

The Company's market risk sensitive instruments include mortgage notes payable and the Company's term loan which total $20,279,000 and $50,000,000, respectively at December 31, 2002. All of the Company's mortgage notes payable bear interest at fixed rates. For the term loan, the Company entered into an interest rate swap transaction which had the effect of fixing the rate on the term loan for two years at 4.46% per annum. See Note 6 of the Notes to Consolidated Financial Statements for terms, valuations and approximate principal maturities of the mortgage notes payable as of December 31, 2002. Based on borrowing rates currently available to the Company, the carrying amount of debt approximates fair value.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of the Company at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 and the report of Ernst & Young LLP, Independent Auditors, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Consolidated Financial Statements and Schedules in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2003 (the "Proxy Statement") under the caption "Election of Directors." Information required by this item with respect to executive officers is provided in Item 4A of this report. See "Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Election of Directors–Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" and Approval of Adoption of 2003 Stock Option and Incentive Plan – Securities Authorized for Issuance Under Prior Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Compensation Committee Interlocks and Insider Participation–Certain Relationships and Related Transactions."

ITEM 14. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

(b) *Changes in internal controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedule hereof are filed as part of this report.

2. Financial Statements Schedule

The financial statements schedule listed in the accompanying Index to Financial Statements and Schedule is filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Reports on Form 8-K

The Registrant filed a Current Report on Form 8-K dated February 27, 2003 (filed February 28, 2003) pursuant to Item 9, relating to Regulation FD Disclosure.

c. Exhibits

See Index to Exhibits contained herein.

d. Financial Statement Schedules

Not applicable.

PS BUSINESS PARKS, INC.
EXHIBIT INDEX
(Items 14(a)(3) and 14(c))

2.1	Amended and Restated Agreement and Plan of Reorganization among Registrant, American Office Park Properties, Inc. ("AOPP") and Public Storage, Inc. ("PSI") dated as of December 17, 1997. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.
3.1	Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-78627 and incorporated herein by reference.
3.2	Certificate of Determination of Preferences of 8 ¾% Series C Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.
3.3	Certificate of Determination of Preferences of 8 7/8% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.
3.4	Amendment to Certificate of Determination of Preferences of 8 7/8% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.
3.5	Certificate of Determination of Preferences of 8 7/8% Series Y Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.
3.6	Certificate of Determination of Preferences of 9 1/2% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated May 7, 2001 and incorporated herein by reference.
3.7	Amendment to Certificate of Determination of Preferences of 9 1/2% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.
3.8	Certificate of Determination of Preferences of 9 1/4% Series E Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.
3.9	Certificate of Determination of Preferences of 8 3/4% Series F Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 18, 2002 and incorporated herein by reference.
3.10	Certificate of Determination of Preferences of 7.95% Series F Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed herewith.
3.11	Restated Bylaws. Filed with Registrant's Current Report on Form 8-K dated March 17, 1998 and incorporated herein by reference.
10.1	Amended Management Agreement between Storage Equities, Inc. and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.2* Registrant's 1997 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-48313 and incorporated herein by reference.

10.3 Agreement of Limited Partnership of PS Business Parks, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.4 Agreement Among Shareholders and Company dated as of December 23, 1997 among Acquiport Two Corporation, AOPP, American Office Park Properties, L.P. and PSI. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.

10.5 Amendment to Agreement Among Shareholders and Company dated as of January 21, 1998 among Acquiport Two Corporation, AOPP, American Office Park Properties, L.P. and PSI. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.

10.6 Non-Competition Agreement dated as of December 23, 1997 among PSI, AOPP, American Office Park Properties, L.P. and Acquiport Two Corporation. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.

10.7** Employment Agreement between AOPP and Ronald L. Havner, Jr. dated as of December 23, 1997. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.

10.8** Employment Agreement between Registrant and J. Michael Lynch dated as of May 20, 1998. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.9 Revolving Credit Agreement dated August 6, 1998 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.10 First Amendment to Revolving Credit Agreement dated as of August 19, 1999 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.11 Second Amendment to Revolving Credit Agreement dated as of September 29, 2000 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference.

10.12 Form of Indemnity Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

10.13 Cost Sharing and Administrative Services Agreement dated as of November 16, 1995 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

10.14 Amendment to Cost Sharing and Administrative Services Agreement dated as of January 2, 1997 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

10.15 Accounts Payable and Payroll Disbursement Services Agreement dated as of January 2, 1997 by and between PSCC, Inc. and American Office Park Properties, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

10.16 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 7/8% Series B Cumulative Redeemable Preferred Units, dated as of April 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

10.17 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9 ¼% Series A Cumulative Redeemable Preferred Units, dated as of April 30, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

10.18 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 ¾% Series C Cumulative Redeemable Preferred Units, dated as of September 3, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.19 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 7/8% Series X Cumulative Redeemable Preferred Units, dated as of September 7, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.20 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to Additional 8 7/8% Series X Cumulative Redeemable Preferred Units, dated as of September 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.21 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 8 7/8% Series Y Cumulative Redeemable Preferred Units, dated as of July 12, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

10.22 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/2% Series D Cumulative Redeemable Preferred Units, dated as of May 10, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 and incorporated herein by reference.

10.23 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/2% Series D Cumulative Redeemable Preferred Units, dated as of June 18, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.24 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/4% Series E Cumulative Redeemable Preferred Units, dated as of September 21, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.25 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 8 3/4% Series F Cumulative Redeemable Preferred Units, dated as of January 18, 2002. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.26 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 7.95% Series G Cumulative Redeemable Preferred Units, dated as of October 30, 2002. Filed herewith.

10.27 Registration Rights Agreement dated as of March 17, 1998 between Registrant and Acquiport Two Corporation ("Acquiport Registration Rights Agreement"). Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.28	Letter dated May 20, 1998 relating to Acquiport Registration Rights Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.
10.29	Third Amendment to Revolving Credit Agreement dated as of February 15, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
10.30	Term Loan Agreement dated as of February 20, 2002 among PS Business Parks, L.P. and Fleet National Bank, as Agent. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
10.31	Fourth Amendment to Revolving Credit Agreement dated as of October 29, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed herewith.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.
21	List of Subsidiaries
23	Consent of Independent Auditors. Filed herewith.
99.1	Certifcation of CEO and CFO (Section 906 of Sarbanes-Oxley Act of 2002)

---

* Compensatory benefit plan.
** Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2002

PS BUSINESS PARKS, INC.

BY: /s/ Ronald L. Havner, Jr.
Ronald L. Havner, Jr.
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	President, Chairman of the Board and Chief Executive Officer (principal executive officer)	March 27, 2003
/s/ Jack E. Corrigan Jack E. Corrigan	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 27, 2003
/s/ Harvey Lenkin Harvey Lenkin	Director	March 27, 2003
/s/ Vern O. Curtis Vern O. Curtis	Director	March 27, 2003
/s/ James H. Kropp James H. Kropp	Director	March 27, 2003
/s/ Jack D. Steele Jack D. Steele	Director	March 27, 2003
/s/ Alan K. Pribble Alan K. Pribble	Director	March 27, 2003
/s/ Arthur M. Friedman Arthur M. Friedman	Director	March 27, 2003

PS BUSINESS PARKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

(Item 15(a)(1) and Item 15(a)(2))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
PS Business Parks, Inc.

We have audited the accompanying consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Business Parks, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 14, 2003

PS BUSINESS PARKS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 44,812,000	$ 3,076,000
Marketable securities	5,278,000	9,134,000
Real estate facilities, at cost:		
Land	286,301,000	288,792,000
Buildings and equipment	968,473,000	948,899,000
	1,254,774,000	1,237,691,000
Accumulated depreciation	(177,229,000)	(121,609,000)
	1,077,545,000	1,116,082,000
Properties held for disposition, net	-	9,498,000
Land held for development	11,989,000	10,629,000
	1,089,534,000	1,136,209,000
Investment in joint venture	1,057,000	974,000
Rent receivable	1,814,000	745,000
Note receivable	-	7,450,000
Deferred rent receivables	11,507,000	9,601,000
Intangible assets, net	378,000	679,000
Other assets	2,422,000	2,087,000
Total assets	$ 1,156,802,000	$ 1,169,955,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued and other liabilities	$ 36,902,000	$ 39,822,000
Deferred gain on property disposition	-	5,366,000
Line of credit	-	100,000,000
Notes payable to affiliate	-	35,000,000
Mortgage notes payable	20,279,000	30,145,000
Unsecured note payable	50,000,000	-
Total liabilities	107,181,000	210,333,000
Minority interest:		
Preferred units	217,750,000	197,750,000
Common units	167,469,000	162,141,000
Shareholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 6,833 and 4,840 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	170,813,000	121,000,000
Common stock, $0.01 par value, 100,000,000 shares authorized, 21,531,419 and 21,539,783 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	215,000	215,000
Paid-in capital	420,372,000	422,161,000
Cumulative net income	232,290,000	174,860,000
Comprehensive income/(loss)	(260,000)	108,000
Cumulative distributions	(159,028,000)	(118,613,000)
Total shareholders' equity	664,402,000	599,731,000
Total liabilities and shareholders' equity	$ 1,156,802,000	$ 1,169,955,000

See accompanying notes.

PS BUSINESS PARKS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2002	2001	2000
Revenues:			
Rental income	$ 197,565,000	$ 161,609,000	$ 135,334,000
Facility management fees primarily from affiliates	763,000	683,000	539,000
Business services	136,000	353,000	547,000
Interest income	819,000	2,251,000	4,076,000
Dividend income	4,000	17,000	1,301,000
	199,287,000	164,913,000	141,797,000
Expenses:			
Cost of operations	52,842,000	42,543,000	35,465,000
Cost of facility management	176,000	152,000	111,000
Cost of business services	462,000	572,000	344,000
Depreciation and amortization	57,658,000	39,680,000	34,037,000
General and administrative	4,663,000	4,320,000	3,954,000
Interest expense	5,324,000	1,715,000	1,481,000
	121,125,000	88,982,000	75,392,000
Equity in income of joint venture	1,978,000	25,000	-
Gain on investment in marketable securities	41,000	8,000	7,849,000
Income before gain on disposal of real estate, discontinued operations and minority interest	80,181,000	75,964,000	74,254,000
Income from discontinued operations	1,296,000	1,395,000	3,412,000
Gain on disposition of real estate	8,123,000	-	256,000
Income before minority interest	89,600,000	77,359,000	77,922,000
Minority interest in income – preferred units	(17,927,000)	(14,107,000)	(12,185,000)
Minority interest in income – common units	(14,243,000)	(13,382,000)	(14,556,000)
Net income	$ 57,430,000	$ 49,870,000	$ 51,181,000
Net income allocation:			
Allocable to preferred shareholders	$ 15,412,000	$ 8,854,000	$ 5,088,000
Allocable to common shareholders	42,018,000	41,016,000	46,093,000
	$ 57,430,000	$ 49,870,000	$ 51,181,000
Net income per common share – basic:			
Continuing operations	$ 1.62	$ 1.79	$ 1.86
Discontinued operations	0.33	0.05	0.12
Net income	$ 1.95	$ 1.84	$ 1.98
Net income per common share – diluted:			
Continuing operations	$ 1.61	$ 1.78	$ 1.85
Discontinued operations	0.32	0.05	0.12
Net income	$ 1.93	$ 1.83	$ 1.97
Weighted average common shares outstanding:			
Basic	21,552,000	22,350,000	23,284,000
Diluted	21,743,000	22,435,000	23,365,000

See accompanying notes.

PS BUSINESS PARKS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Paid-in	Cumulative	Other Comprehensive	Cumulative	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Net Income	Income/(Loss)	Distributions	Equity
Balances at December 31, 1999	2,200	55,000,000	23,645,461	236,000	478,889,000	73,809,000	-	(52,403,000)	555,531,000
Issuance of common stock:									
Conversion of common OP units	-	-	107,517	1,000	2,530,000	-	-	-	2,531,000
Exercise of stock options	-	-	14,257	-	261,000	-	-	-	261,000
Repurchase of common stock	-	-	(722,600)	(7,000)	(16,634,000)	-	-	-	(16,641,000)
Net income	-	-	-	-	-	51,181,000	-	-	51,181,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(5,088,000)	(5,088,000)
Common stock	-	-	-	-	-	-	-	(23,241,000)	(23,241,000)
Adjustment to reflect minority interest to underlying ownership interest	-		-	-	(191,000)	-	-	-	(191,000)
Balances at December 31, 2000	2,200	55,000,000	23,044,635	230,000	464,855,000	124,990,000	-	(80,732,000)	564,343,000
Issuance of preferred stock, net of costs	2,640	66,000,000	-	-	(1,663,000)	-	-	-	64,337,000
Issuance of common stock:									
Exercise of stock options	-	-	94,259	1,000	1,602,000	-	-	-	1,603,000
Unrealized gain – appreciation in marketable securities	-	-	-	-	-	-	108,000	-	108,000
Repurchase of common stock	-	-	(1,599,111)	(16,000)	(43,910,000)	-	-	-	(43,926,000)
Net income	-	-	-	-	-	49,870,000	-	-	49,870,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(8,854,000)	(8,854,000)
Common stock	-	-	-	-	-	-	-	(29,027,000)	(29,027,000)
Adjustment to reflect minority interest to underlying ownership interest	-		-	-	1,277,000	-	-	-	1,277,000
Balances at December 31, 2001	4,840	121,000,000	21,539,783	215,000	422,161,000	174,860,000	108,000	(118,613,000)	599,731,000
Issuance of preferred stock, net of costs	2,000	50,000,000	-	-	(1,737,000)	-	-	-	48,263,000
Repurchase of preferred stock	(7)	(187,000)	-	-	(5,000)	-	-	-	(192,000)
Issuance of common stock:									
Exercise of stock options	-	-	29,998	-	723,000	-	-	-	723,000
Stock bonus awards	-	-	438	-	15,000	-	-	-	15,000
Stock option expense	-	-	-	-	525,000	-	-	-	525,000
Repurchase of common stock	-	-	(38,800)	-	(1,206,000)	-	-	-	(1,206,000)
Unrealized gain – appreciation in marketable securities	-	-	-	-	-	-	726,000	-	726,000
Unrealized loss on interest rate swap	-	-	-	-	-	-	(1,094,000)	-	(1,094,000)
Net income	-	-	-	-	-	57,430,000	-	-	57,430,000
Comprehensive income	-	-	-	-	-	-	-	-	57,062,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(15,412,000)	(15,412,000)
Common stock	-	-	-	-	-	-	-	(25,003,000)	(25,003,000)
Adjustment to reflect minority interest to underlying ownership interest	-	-	-	-	(104,000)	-	-	-	(104,000)
Balances at December 31, 2002	6,833	$ 170,813,000	21,531,419	$ 215,000	$ 420,372,000	$ 232,290,000	$ (260,000)	$ (159,028,000)	$ 664,402,000

See accompanying notes.

PS BUSINESS PARKS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 57,430,000	$ 49,870,000	$ 51,181,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on investment in marketable securities	(41,000)	(8,000)	(7,849,000)
Gain on disposition of properties	(8,123,000)	-	(256,000)
Equity income of joint venture	(1,978,000)	(25,000)	-
Stock option expense and stock bonuses	540,000	-	-
Depreciation and amortization expense	58,143,000	41,067,000	35,637,000
Minority interest in income	32,170,000	27,489,000	26,741,000
(Increase) in receivables and other assets	(3,529,000)	(2,617,000)	(2,004,000)
Increase in accrued and other liabilities	314,000	10,901,000	7,747,000
Total adjustments	77,496,000	76,807,000	60,016,000
Net cash provided by operating activities	134,926,000	126,677,000	111,197,000
Cash flows from investing activities:			
Distribution from Pacific Gulf Properties, Inc.	-	-	21,767,000
Sale of marketable securities	4,823,000	6,401,000	-
Investment in marketable securities	(255,000)	(9,441,000)	(1,720,000)
Acquisition of real estate facilities	(1,156,000)	(301,960,000)	(82,335,000)
Disposition of properties	23,313,000	1,175,000	23,763,000
Distribution from investment in joint venture	1,988,000	13,122,000	-
Proceeds from note receivable	7,450,000	-	-
Capital improvements to real estate facilities	(26,675,000)	(12,760,000)	(19,127,000)
Land held for development and construction in progress	(3,712,000)	(14,904,000)	(19,816,000)
Net cash provided by (used in) investing activities	5,776,000	(318,367,000)	(77,468,000)
Cash flows from financing activities:			
Proceeds from unsecured note payable	50,000,000	-	-
Borrowings (repayment of borrowings) from an affiliate	(35,000,000)	35,000,000	-
Borrowings from (repayments on) line of credit	(100,000,000)	100,000,000	-
Principal payments on mortgage notes payable	(9,866,000)	(826,000)	(6,095,000)
Repurchase of common stock	(1,206,000)	(43,926,000)	(16,641,000)
Repurchase of preferred stock	(192,000)	-	-
Redemption of common operating partnership units	-	(808,000)	
Exercise of stock options	723,000	1,603,000	261,000
Net proceeds from the issuance of preferred stock	48,263,000	64,337,000	-
Net proceeds from the issuance of preferred operating partnership units	19,453,000	51,650,000	11,698,000
Distributions paid to preferred shareholders	(15,412,000)	(8,854,000)	(5,088,000)
Distributions paid to minority interests – preferred units	(17,927,000)	(14,107,000)	(12,185,000)
Distributions paid to common shareholders	(28,234,000)	(29,027,000)	(23,241,000)
Distributions paid to minority interests – common units	(9,568,000)	(9,571,000)	(7,363,000)
Net cash provided by (used in) financing activities	(98,966,000)	145,471,000	(58,654,000)
Net (decrease) increase in cash and cash equivalents	41,736,000	(46,219,000)	(24,925,000)
Cash and cash equivalents at the beginning of the period	3,076,000	49,295,000	74,220,000
Cash and cash equivalents at the end of the period	$ 44,812,000	$ 3,076,000	$ 49,295,000
Supplemental disclosures:			
Interest paid, net of interest capitalized	$ 5,424,000	$ 2,121,000	$ 2,896,000

See accompanying notes.

PS BUSINESS PARKS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2001	2000
Supplemental schedule of non cash investing and financing activities:			
Conversion of common OP units into shares of common stock:			
Minority interest – common units	-	-	(2,531,000)
Common stock	-	-	1,000
Paid-in capital	-	-	2,530,000
Adjustment to reflect minority interest to underlying ownership interest:			
Minority interest – common units	104,000	(1,277,000)	191,000
Paid-in capital	(104,000)	1,277,000	(191,000)
Transfer of developed properties to real estate facilities:			
Real estate facilities	-	(29,479,000)	(3,228,000)
Construction in progress	-	29,479,000	3,228,000
Disposition of property:			
Real estate facilities	-	3,265,000	-
Deferred gain on property disposition	-	5,360,000	-
Note receivable	-	(7,450,000)	-
Investment in joint venture:			
Real estate facilities	-	14,096,000	-
Investment in joint venture	-	(14,096,000)	-
Unrealized gain:			
Marketable securities	(726,000)	(108,000)	-
Other comprehensive income	726,000	108,000	-
Unrealized loss:			
Comprehensive loss on interest rate swap	1,094,000	-	-
Other comprehensive loss	(1,094,000)	-	-

See accompanying notes.

1. Organization and description of business

Organization

PS Business Parks, Inc. ("PSB") was incorporated in the state of California in 1990. As of December 31, 2002, PSB owned approximately 75% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership" or "OP"). The remaining common partnership units were owned by Public Storage, Inc. ("PSI") and its affiliated entities. PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. PSB and the Operating Partnership are collectively referred to as the "Company."

Description of business

The Company is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates commercial properties containing commercial and industrial rental space. As of December 31, 2002, the Company owned and operated approximately 14.4 million net rentable square feet of commercial space located in eight states. The Company also managed approximately 1.4 million net rentable square feet on behalf of PSI and its affiliated entities, third party owners and a joint venture in which the Company held a 25% equity ownership interest (See Note 2).

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of PSB and the Operating Partnership. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from estimates.

Allowance for doubtful accounts

We monitor the collectibility of our receivable balances including the deferred rent receivable on an on-going basis. Based on these reviews, we establish a provision, and maintain an allowance for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. A provision for doubtful accounts is recorded during each period. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on our consolidated balance sheets. Tenant receivables are net of an allowance for uncollectible accounts totaling $150,000 and $400,000 at December 31, 2002 and 2001, respectively.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below. The Company has estimated the fair value of financial instruments using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133, as amended by SFAS 138). The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

In July 2002, the Operating Partnership entered into an interest rate swap agreement, which is accounted for as a cash flow hedge in order to reduce the impact of changes in interest rates on a portion of its floating rate debt. The agreement, which covers $50,000,000 of debt through July 2004, effectively changes the interest rate exposure from floating rate to a fixed rate of 4.46%. Market gains and losses on the value of the swap are deferred and included in income over the life of the swap or related debt. For the year ended December 31, 2002, the transaction was determined to be an effective hedge. The Operating Partnership records the differences paid or received on the interest rate swap in interest expense as payments are made or received.

Net interest differentials to be paid or received related to these contracts were accrued as incurred or earned. Included in comprehensive income is $1,094,000 in unrealized losses related to the interest rate swap as of December 31, 2002. Upon termination of the contract, the related balance in comprehensive income is recognized into income or expense in the period the contract matures or is terminated.

At December 31, 2002, the Company expects to reclassify $597,000 of net losses on derivative instruments from accumulated comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Due to the short period to maturity of the Company's cash and cash equivalents, accounts receivable, other assets and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. Based on borrowing rates currently available to the Company, the carrying amount of debt approximates fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and receivables. Cash and cash equivalents, which consist primarily of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Receivables are comprised of balances due from a large number of customers. Balances that the Company expects to become uncollectable are reserved for or written off.

Marketable securities and financial instruments

Marketable securities are classified as "available-for-sale" in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments are reflected on the balance sheet at fair market value based upon the quoted market price. Included in the Company's other comprehensive loss at December 31, 2002 of approximately $260,000 are $1,094,000 of unrealized loss from the Company's interest rate swap contract, offset by an unrealized gain of

$834,000 from investments in marketable securities. These items are excluded from earnings and reported in a separate component of shareholders' equity. Dividend income is recognized when earned.

The Company owned approximately one million common shares of Pacific Gulf Properties Inc ("PAG") at December 31, 2000. On December 15, 2000, the Company received a liquidating cash distribution of approximately $21.8 million and recognized a gain of approximately $6.1 million in excess of its original investment. The investment was classified as "trading securities" in accordance with SFAS No. 115. The investment was reflected on the balance sheet at fair market value based upon the quoted market price, resulting in an unrealized gain of $1.7 million which was included in earnings. The Company sold its remaining investment in Pacific Gulf Properties Inc. during the year ended December 31, 2001 and recognized a gain of $15,000.

Real estate facilities

Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than 30 months and exceed $5,000 are capitalized and depreciated over the estimated useful life. Buildings and equipment are depreciated on the straight-line method over the estimated useful lives, which are generally 30 and 5 years, respectively. Leasing costs in excess of $1,000 for leases with terms greater than two years are capitalized and depreciated/amortized over their estimated useful lives. Leasing costs for leases of less than two years or less than $1,000 are expensed as incurred.

Interest cost and property taxes incurred during the period of construction of real estate facilities are capitalized. The Company capitalized $288,000, $1,091,000 and $1,415,000 of interest expense and $0, $321,000 and $64,000 of property taxes during the years ended December 31, 2002, 2001 and 2000, respectively.

Investment in joint venture

In October 2001, the Company formed a joint venture with an unaffiliated investor to own and operate an industrial park consisting of 14 buildings in the City of Industry submarket of Los Angles County. The park, consisting of 294,000 square feet of industrial space, was acquired by the Company in December 2000 at a cost of approximately $14.4 million. The property was contributed to the joint venture at its original cost. The partnership is capitalized with equity capital consisting of 25% from the Company and 75% from the unaffiliated investor in addition to a mortgage note payable.

During 2002, the joint venture sold eight of the buildings totaling approximately 170,000 square feet. The Company recognized gains of approximately $861,000 on the disposition of these eight buildings. In addition, the Company's interest in cash distributions from the joint venture increased from 25% to 50% as a result of meeting its performance measures. Therefore, the Company recognized additional income of $1,008,000. The gains and the additional income are included in equity in income of joint venture. As of December 31, 2002, the joint venture holds six buildings totaling 124,000 square feet. During January, 2003, five of the remaining six buildings were sold and the Company will recognize gains of approximately $1.0 million as a result of these sales and additional income of approximately $700,000 in 2003. There is currently only one building remaining with approximately 29,000 square feet which is under contract to be sold. The real estate assets within the joint venture are held for disposition as of December 31, 2002.

The Company's investment is accounted for under the equity method in accordance with APB 18, "Equity Method of Accounting for Investments." In accordance with APB 18, the Company's share of the debt is netted against its share of the assets in determining the investment in the joint venture and is not included in the

Company's total liabilities. The accounting policies of the joint venture are consistent with the Company's accounting policies.

Summarized below is financial data for the joint venture as of December 31, 2002.

	For the years ended December 31, 2002	2001
Total revenues	$ 1,570,000	$ 329,000
Gain on sale of real estate	3,444,000	-
Cost of operations	477,000	134,000
Depreciation and amortization	251,000	59,000
Interest and other expenses	405,000	46,000
Total expenses	1,133,000	239,000
Net income	$ 3,881,000	$ 90,000

	December 31, 2002	2001
Real estate held for disposition, net	$ 5,992,000	$ 14,779,000
Total assets	6,731,000	15,022,000
Notes payable	2,551,000	7,015,000
Total liabilities	3,908,000	9,391,000
Partners' capital	2,823,000	5,631,000
The Company's investment at December 31	$ 1,057,000	$ 974,000

At December 31, 2002, the joint venture had a variable rate mortgage obligation of approximately $2.5 million bearing interest at 5.45%. After the January dispositions, the mortgage balance was reduced to approximately $50,000.

Intangible assets

Intangible assets consist of property management contracts for properties managed, but not owned, by the Company. The intangible assets are being amortized over seven years. Accumulated amortization was $1,779,000 and $1,477,000 at December 31, 2002 and 2001, respectively.

Evaluation of asset impairment

The Company evaluates its assets used in operations, by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on discounting its estimated future cash flows. In addition, the Company evaluates its assets held for disposition. Assets held for disposition are reported at the lower of their carrying value or fair value, less cost of disposition. At December 31, 2002, the Company has determined that there has been no impairment of its assets.

Borrowings from and loans to affiliate

The Company borrowed an aggregate of $35 million from PSI in 2001. The note bore interest at 3.25% (per annum) and was repaid along with accrued interest expense of $76,000 in January 2002. A portion of the proceeds from the Series F preferred stock issuance described in Note 9 was used to repay the note.

Stock-based compensation

Until December 31, 2001, the Company elected to adopt the disclosure requirements of FAS 123 but continued to account for stock-based compensation under APB 25. Effective January 1, 2002, the Company adopted the Fair Value Method of accounting for stock options. As required by the transition requirements of FAS 123, the Company will recognize compensation expense in the income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002, but continue to disclose the pro-forma impact of utilizing the Fair Value Method on stock options issued prior to January 1, 2002. As a result, included in the Company's income statement for the year ended December 31, 2002 is approximately $525,000 in stock option compensation expense related to options granted after January 1, 2002. See note 10.

Revenue and expense recognition

All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Deferred rent receivables represents rental revenue accrued on a straight-line basis in excess of rental revenue currently billed. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable costs are incurred.

Costs incurred in connection with leasing (primarily tenant improvements and leasing commissions) are capitalized and amortized over the lease period.

Gains/Losses from sales of real estate

The Company recognizes gains from sales of real estate at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by us with the properties sold are met. If the criteria are not met, the Company defers the gains and recognizes them when the criteria are met or using the installment or cost recovery methods as appropriate under the circumstances.

The Company disposed of a property in San Diego for approximately $9 million in November 2001 and deferred a gain of $5,366,000 which was later recognized in 2002 when the buyer of the property obtained third party financing for the property and paid off most of its note to the Company. The note receivable balance remaining as of December 31, 2002 and 2001 was $0 and $7,450,000, respectively.

General and administrative expense

General and administrative expense includes executive compensation, office expense, professional fees, state income taxes, cost of acquisition personnel and other such administrative items.

Related party transactions

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These costs totaled $337,000, $834,000 and $746,000 in 2002, 2001 and 2000, respectively, and are allocated among PSI and its affiliates in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PSI and its affiliates for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contracts with affiliated parties totaled approximately $561,000 in 2002. In addition, the Company combines its insurance purchasing power with PSI through a captive insurance company controlled by PSI, STOR-Re Mutual Insurance Corporation ("Stor-Re"). Stor-Re provides limited property and liability insurance to the Company at commercially competitive rates. The Company and PSI also utilize unaffiliated insurance carriers to provide property and liability insurance in excess of Stor-Re's limitations.

In June 2002, PSI assigned to the Company PSI's right to acquire from an unaffiliated third party a parcel of undeveloped land. The land is located adjacent to the Company's business park known as Metro Park North in Rockville, Maryland. In consideration for the assignment, the Company reimbursed PSI for all of its costs incurred in connection with the acquisition and development of the land, (approximately $376,000, including $87,000 of land deposits paid by PSI to the unaffilated seller of the land). The land deposits were applied to the $800,000 purchase price for the land.

Income taxes

The Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to its shareholders. A REIT must distribute at least 90% of its taxable income each year. In addition, REIT's are subject to a number of organizational and operating requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) based on its taxable income using corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. The Company believes it met all organization and operating requirements to maintain its REIT status during 2002, 2001 and 2000 and intends to continue to meet such requirements. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Net income per common share

Per share amounts are computed using the weighted average common shares outstanding. "Diluted" weighted average common shares outstanding include the dilutive effect of stock options under the treasury stock method. "Basic" weighted average common shares outstanding excludes such effect. Earnings per share has been calculated as follows:

	For the Years Ended December 31,		
	2002	2001	2000
Net income allocable to common shareholders	$ 42,018,000	$ 41,016,000	$ 46,093,000
Weighted average common shares outstanding:			
Basic weighted average common shares outstanding	21,552,000	22,350,000	23,284,000
Net effect of dilutive stock options - based on treasury stock method using average market price	191,000	85,000	81,000
Diluted weighted average common shares outstanding	21,743,000	22,435,000	23,365,000
Basic earnings per common share	$ 1.95	$ 1.84	$ 1.98
Diluted earnings per common share	$ 1.93	$ 1.83	$ 1.97

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2001and 2000 in order to conform to the 2002 presentation.

3. Real estate facilities

The activity in real estate facilities for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Land	Buildings	Accumulated Depreciation	Total
Balances at December 31, 1999	$194,140,000	$636,261,000	$(50,976,000)	$779,425,000
Property acquisitions	21,517,000	60,818,000	-	82,335,000
Property dispositions	(1,995,000)	(9,748,000)	2,471,000	(9,272,000)
Developed projects	358,000	2,870,000	-	3,228,000
Capital improvements	-	19,127,000	-	19,127,000
Depreciation expense	-	-	(35,336,000)	(35,336,000)
Balances at December 31, 2000	214,020,000	709,328,000	(83,841,000)	839,507,000
Property acquisitions	76,595,000	225,365,000	-	301,960,000
Property dispositions	(930,000)	(2,881,000)	546,000	(3,265,000)
Contribution to joint venture	(3,432,000)	(11,100,000)	436,000	(14,096,000)
Properties held for disposition	(1,860,000)	(9,653,000)	2,015,000	(9,498,000)
Developed projects	4,399,000	25,080,000	-	29,479,000
Capital improvements	-	12,760,000	-	12,760,000
Depreciation expense	-	-	(40,765,000)	(40,765,000)
Balances at December 31, 2001	288,792,000	948,899,000	(121,609,000)	1,116,082,000
Property dispositions	(2,499,000)	(10,668,000)	1,736,000	(11,431,000)
Developed projects	8,000	3,704,000	-	3,712,000
Capital improvements	-	26,538,000	-	26,538,000
Depreciation expense	-	-	(57,356,000)	(57,356,000)
Balances at December 31, 2002	$ 286,301,000	$ 968,473,000	$(177,229,000)	$1,077,545,000

The unaudited basis of real estate facilities for federal income tax purposes was approximately $1 billion at December 31, 2002. Approximately 2% of real estate is encumbered by mortgage debt.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred approximately $3.7 million, $14.9 million, and $19.8 million in development costs, respectively. In 2000, the Company completed a 22,000 square foot development in Beaverton, Oregon at a cost of approximately $3.2 million. In 2001, the Company completed a 97,000 square foot development in Beaverton, Oregon, a 141,000 square foot development in Chantilly, Virginia and a 102,000 square foot development in Dallas, Texas at an aggregate cost of approximately $28.5 million. There were no new development properties in 2002, although the Company continued to incur first generation leasing costs on three of its developments in 2002.

The Company disposed of a property in San Diego for approximately $9 million in November 2001 and deferred a gain of approximately $5.3 million which was later recognized in the first quarter of 2002 when the buyer of the property obtained third party financing for the property and paid off most of its note to the Company.

During 2001, the Company identified two properties in San Antonio, Texas totaling 199,000 square feet that did not meet its ongoing investment strategy. During 2002, the Company sold both of these properties for net proceeds of $8.5 million. The Company recognized a net loss on the sale of the two properties of approximately $1.1 million. During 2002, the Company identified two additional properties that did not meet the Company's ongoing investment criteria. One property located in Overland Park, Kansas with 62,000 square feet was sold for $5.3 million resulting in net proceeds of $5.1 and a gain of approximately $2.1 million. The second property located in Landover Maryland with 125,000 square feet, was sold for $9.6 million generating net proceeds of $9.5 million and a gain of approximately $1.7 million. The disposition properties consisted of both flex and office properties.

The following summarizes the condensed results of operations for discontinued operations as of December 31, 2002, which are also included in the consolidated statements of income:

	For the Years Ended December 31,		
	2002	2001	2000
Rental income	$ 3,372,000	$ 5,453,000	$ 8,837,000
Cost of operations	(1,590,000)	(2,671,000)	(3,825,000)
Depreciation	(486,000)	(1,387,000)	(1,600,000)
Net operating income	$ 1,296,000	$ 1,395,000	$ 3,412,000

4. Leasing activity

The Company leases space in its real estate facilities to tenants primarily under non-cancelable leases generally ranging from one to ten years. Future minimum rental revenues excluding recovery of expenses as of December 31, 2002 under these leases are as follows:

2003	$ 162,737,000
2004	131,534,000
2005	97,241,000
2006	62,971,000
2007	41,299,000
Thereafter	80,310,000
	$ 576,092,000

In addition to minimum rental payments, tenants pay reimbursements for their pro rata share of specified operating expenses, which amount to $26,216,000, $22,764,000, and $19,265,000 for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are included as rental income and cost of operations in the accompanying consolidated statements of income. Leases constituting approximately 5% of the Company's rental revenue are subject to termination options with leases for approximately 3% of the leased square footage having termination options exercisable through December 31, 2003. In general, these leases provide for termination payments should the termination options be exercised. The above table is prepared assuming such options are not exercised.

Two of the Company's top ten tenants representing approximately 2% of future minimum rental revenues have been significantly affected by the downturn in the high-tech and telecommunications industries. One tenant is currently in bankruptcy. Neither tenant was in default on its lease as of December 31, 2002.

5. Bank Loans

In October 2002, the Company extended its unsecured line of credit (the "Credit Facility") with Wells Fargo Bank. The Credit Facility has a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.65% to LIBOR plus 1.25% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee of 0.25% of the borrowing limit. In connection with the extension, the Company paid Wells Fargo Bank a one-time fee of approximately $330,000. The Company had drawn $0 and $100 million on its line of credit at December 31, 2002 and 2001, respectively.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined) of less than 0.50 to 1.00, (ii) maintain interest and fixed charge coverage ratios (as defined) of not less than 2.25 to 1.00 and 1.75 to 1.00, respectively, (iii) maintain a minimum total shareholders' equity (as defined) and (iv) limit distributions to 95% of funds from operations (as defined) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2002.

In February 2002, the Company entered into a seven year $50 million unsecured term note agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% per annum and is due on February 20, 2009. The Company paid a one-time facility fee of 0.35% or $175,000 for the loan. The Company used the proceeds from the loan to reduce the amount drawn on the Credit Facility. During July 2002, the Company entered into an interest rate swap transaction which resulted in a fixed rate for the term loan through July 2004 at 4.46% per annum.

The unsecured note requires the Company to meet covenants that are substantially the same as the covenants in the Credit Facility. The Company was in compliance with the note covenants at December 31, 2002.

6. Mortgage notes payable

Mortgage notes consist of the following:

	December 31, 2002	December 31, 2001
7.050% mortgage note, secured by one commercial property with an approximate carrying amount of $17,380,000, principal and interest payable monthly, due May 2006	$ 8,164,000	$ 8,374,000
8.190% mortgage note, secured by one commercial property with an approximate carrying amount of $11,342,000, principal and interest payable monthly, due March 2007	6,067,000	6,283,000
7.290% mortgage note, secured by one commercial property with an approximate carrying amount of $7,551,000, principal and interest payable monthly, due February 2009	6,048,000	6,164,000
7.280% mortgage note, secured by two commercial properties with approximate carrying amounts totaling $7,282,000, principal and interest paid in December, 2002	-	4,059,000
8.000% mortgage note, secured by one commercial property with an approximate carrying amount of $4,774,000, principal and interest paid in December, 2002	-	1,930,000
8.500% mortgage note, secured by one commercial property with an approximate carrying amount of $3,536,000, principal and interest paid in July, 2002	-	1,797,000
8.000% mortgage note, secured by one commercial property with an approximate carrying amount of $3,798,000, principal and interest paid in December, 2002	-	1,538,000
	$20,279,000	$30,145,000

The mortgage notes have a weighted average interest rate of 7.46% and an average maturity of 4.5 years. At December 31, 2002, approximate principal maturities of mortgage notes payable are as follows:

2003	$ 586,000
2004	631,000
2005	680,000
2006	7,890,000
2007	5,169,000
Thereafter	5,323,000
	$ 20,279,000

7. Minority interests

Common partnership units

The Company presents the accounts of PSB and the Operating Partnership on a consolidated basis. Ownership interests in the Operating Partnership that can be redeemed for common stock, other than PSB's interest, are classified as minority interest – common units in the consolidated financial statements. Minority interest in income common units consists of the minority interests' share of the consolidated operating results after allocation to preferred units and shares.

Beginning one year from the date of admission as a limited partner (common units) and subject to certain limitations described below, each limited partner other than PSB has the right to require the redemption of its partnership interest.

A limited partner (common units) that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the market value (as defined in the Operating Partnership Agreement) of the partnership interests redeemed. In lieu of the Operating Partnership redeeming the partner for cash, PSB, as general partner, has the right to elect to acquire the partnership interest directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above or by issuance of one share of PSB common stock for each unit of limited partnership interest redeemed.

A limited partner cannot exercise its redemption right if delivery of shares of PSB common stock would be prohibited under the applicable articles of incorporation, or if the general partner believes that there is a risk that delivery of shares of common stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

At December 31, 2002, there were 7,305,355 common units owned by PSI and affiliated entities and which are accounted for as minority interests. On a fully converted basis, assuming all 7,305,355 minority interest common units were converted into shares of common stock of PSB at December 31, 2002, the minority interest units would convert into approximately 25% of the common shares outstanding. At the end of each reporting period, the Company determines the amount of equity (book value of net assets) which is allocable to the minority interest based upon the ownership interest and an adjustment is made to the minority interest, with a corresponding adjustment to paid-in capital, to reflect the minority interests' equity in the Company.

Preferred partnership units

Through the Operating Partnership, the Company has issued the following preferred units in separate private placement transactions:

Date of Issuance	Call Date	Series	Number of Units	Face Value	Preferred Distribution Rate
April, 1999	April, 2004	Series B	510	$ 12,750,000	8 7/8%
September, 1999	September, 2004	Series C	3,200	80,000,000	8 3/4%
September, 2001	September, 2006	Series E	2,120	53,000,000	9 1/4%
October, 2002	October, 2007	Series G	800	20,000,000	7 19/20%
September, 1999	September, 2004	Series X	1,600	40,000,000	8 7/8%
July, 2000	July, 2005	Series Y	480	12,000,000	8 7/8%
			8,710	$ 217,750,000	

The Operating Partnership has the right to redeem preferred units on or after the fifth anniversary of the applicable issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. The preferred units are exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PSB on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the respective preferred units. The Cumulative Redeemable Preferred Stock will have the same distribution rate and par value as the corresponding preferred units and will otherwise have equivalent terms to the other series of preferred stock described in Note 9.

8. Property management contracts

The Operating Partnership manages industrial, office and retail facilities for PSI and affiliated entities. These facilities, all located in the United States, operate under the "Public Storage" or "PS Business Parks" names. In addition, the Operating Partnership manages properties for third party owners and a joint venture.

The property management contracts provide for compensation of a percentage of the gross revenues of the facilities managed. Under the supervision of the property owners, the Operating Partnership coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, the Operating Partnership assists and advises the property owners in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including property managers and leasing, billing and maintenance personnel.

The property management contract with PSI is for a seven year term with the term being automatically extended one year on each anniversary. At any time, either party may notify the other that the contract is not to be extended, in which case the contract will expire on the first anniversary of its then scheduled expiration date. For PSI affiliate owned properties, PSI can cancel the property management contract upon 60 days notice while the Operating Partnership can cancel upon seven years notice. Management fee revenues under these contracts totaled $561,000, $562,000 and $500,000 for the years ended December 31, 2002, 2001 and 2000 respectively.

Management fee revenue for unaffiliated third parties and the joint venture were $202,000, $121,000 and $39,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

9. Shareholders' equity

Preferred stock

As of December 31, 2002 and December 31, 2001, the Company had the following series of preferred stock outstanding:

				December 31, 2002		December 31, 2001	
Date of Issuance	Call Date	Series	Dividend	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
April, 1999	April, 2004	Series A	9.250%	2,199	$ 54,962,500	2,200	$ 55,000,000
May, 2001	May, 2006	Series D	9.500%	2,634	$ 65,850,000	2,640	$ 66,000,000
January, 2002	January, 2007	Series F	8.750%	2,000	50,000,000	-	-
				6,833	$ 170,812,500	4,840	$ 121,000,000

Holders of the Company's preferred stock will not be entitled to vote on most matters, except under certain conditions. In the event of a cumulative arrearage equal to six quarterly dividends, the holders of the preferred stock will have the right to elect two additional members to serve on the Company's Board of Directors until all events of default have been cured. At December 31, 2002, there were no dividends in arrears.

The Company may re-purchase shares of its preferred stock from time to time on the open market in separately negotiated transactions. For the year ended December 31, 2002, the Company repurchased 6,000 shares of Series D preferred stock with a face value of $150,000 for $154,619 or $25.77 per share and repurchased 1,500 shares of Series A preferred stock with a face value of $37,500 for $38,266 or $25.51 per share.

The Company paid $15,412,000, $8,854,000 and $5,088,000 in distributions to its preferred shareholders for the years ended December 31, 2002, 2001 and 2000, respectively.

Common Stock

The Company's Board of Directors has authorized the repurchase from time to time of up to 4,500,000 shares of the Company's common stock on the open market or in privately negotiated transactions. In 2002, the Company repurchased 38,800 shares of common stock and no common units in its operating partnership at an aggregate cost of approximately $1.2 million (average cost of $31.04 per share/unit). In addition, during January, 2003, the Company repurchased 161,200 shares at an aggregate cost of $5.1 million. Since the inception of the program (March 2000), the Company has repurchased an aggregate total of 2,521,711 shares of common stock and 30,484 common units in its Operating Partnership at an aggregate cost of approximately $67.7 million (average cost of $26.52 per share/unit).

The Company paid $28,234,000 ($1.16 per common share), $29,027,000 ($1.31 per common share) and $23,241,000 ($1.00 per common share) in distributions to its common shareholders for the years ended December 31, 2002, 2001 and 2000, respectively. Pursuant to restrictions imposed by the Credit Facility, distributions may not exceed 95% of funds from operations, as defined.

Equity stock

In addition to common and preferred stock, the Company is authorized to issue 100,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

10. Stock options

PSB has a 1997 Stock Option and Incentive Plan (the "Plan"). Under the Plan, PSB has granted non-qualified options to certain directors, officers and key employees to purchase shares of PSB's common stock at a price no less than the fair market value of the common stock at the date of grant. Generally, options under the Plan vest over a three-year period from the date of grant at the rate of one third per year and expire ten years after the date of grant. The remaining weighted average contractual lives were 8.2, 8.6 and 8.4 years, respectively, at December 31, 2002, 2001 and 2000.

At December 31, 2002, there were 1,500,000 options authorized to grant. Information with respect to the Plan is as follows:

	Number of Options	Exercise Price	Weighted Average Exercise Price
Outstanding at December 31, 1999	482,358	$16.69 – $25.00	$20.28
Granted	305,500	20.50 – 26.95	25.74
Exercised	(13,237)	16.69 – 25.00	17.72
Forfeited	(135,939)	16.69 – 25.00	21.05
Outstanding at December 31, 2000	638,682	$16.69 – $26.95	$22.78
Granted	322,500	26.40 – 29.19	26.96
Exercised	(94,259)	16.69 – 26.21	17.00
Forfeited	(34,001)	25.00 – 26.95	25.42
Outstanding at December 31, 2001	832,922	$16.69 – $29.19	$24.94
Granted	300,000	31.11 – 36.01	33.47
Exercised	(29,998)	16.69 – 26.71	23.07
Forfeited	(64,168)	23.37 – 26.71	26.01
Outstanding at December 31, 2002	1,038,756	$16.69 – $36.01	$27.36
Exercisable at:			
December 31, 2000	278,340	$16.69 – $25.00	$19.32
December 31, 2001	310,577	$16.69 – $26.80	$22.37
December 31, 2002	120,588	$16.69 – $22.88	$18.48
	346,150	$23.50 – $31.11	$25.72

Until December 31, 2001, the Company elected to adopt the disclosure requirements of FAS 123 but continued to account for stock-based compensation under APB 25. Effective January 1, 2002, the Company adopted the Fair Value Method of accounting for stock options. As required by the transition requirements of FAS 123 as amended by FAS 148 (see note 11), the Company will recognize compensation expense in the income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002, but continue to disclose the pro-forma impact of utilizing the Fair Value Method on stock options issued prior to January 1, 2002. As a result, included in the Company's income statement for the year ended December 31, 2002 is approximately $525,000 in stock option compensation expense related to options granted after January 1, 2002.

The weighted average grant date fair value of the options for 2002, 2001 and 2000 were $4.33, $3.22 and $4.42, respectively. Had compensation cost for the Plan for options granted prior to December 31, 2001 been determined based on the fair value at the grant date for awards under the Plan consistent with the method prescribed by SFAS No. 123, the Company's pro forma net income available to common shareholders would have been:

	For the Years Ended December 31,		
	2002	2001	2000
Net income allocable to common shareholders, as reported......	$ 42,018,000	$ 41,016,000	$ 46,093,000
Deduct: Total stock-based employee compensation expense determined under fair value based method of all awards ..	(802,000)	(686,000)	(548,000)
Net income allocable to common shareholders, as adjusted......	$ 41,216,000	$ 40,330,000	$ 45,545,000
Earnings per share:			
Basic as reported......	$ 1.95	$ 1.84	$ 1.98
Basic as adjusted	$ 1.91	$ 1.80	$ 1.96
Diluted as reported......	$ 1.93	$ 1.83	$ 1.97
Diluted as adjusted......	$ 1.90	$ 1.80	$ 1.96

For these disclosure purposes, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yield of 3.4%, 4.7% and 4.1%; expected volatility of 15.4%, 17.9% and 19.4%; expected lives of five years; and risk-free interest rates of 4.3%, 4.6% and 6.2%. The pro forma effect on net income allocable to common shareholders during 2002, 2001 and 2000 may not be representative of the pro forma effect on net income allocable to common shareholders in future years.

During 2002, 2001 and 2000, the Company also granted 34,750, 30,000 and 36,500 restricted stock units, respectively, to employees under the Plan, of which 81,750 restricted stock units were outstanding at December 31, 2002. The restricted stock units were granted at a zero exercise price. The fair market value of the restricted stock units at the date of grant ranged from $24.02 to $34.74 per restricted stock unit. The restricted stock units issued prior to August, 2002 (88,000 units) are subject to a five-year vesting schedule, at 30% in year three, 30% in year four and 40% in year five. Restricted stock issued subsequent to August, 2002 (13,250 units) are subject to a six year vesting schedule, none in year one and 20% for each of the next five years. Compensation expense of $551,000, $282,000 and $86,000 was recognized during the years ended December 31, 2002, 2001 and 2000, respectively. No restricted stock units were converted to common stock.

In March 2003, the Board of Directors approved the 2003 Stock Option and Incentive Plan covering 1,500,000 shares of PSB's common stock. Adoption of this plan is subject to shareholder approval.

11. Recent accounting pronouncements

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123. Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition should companies elect to adopt the fair value method of accounting which requires companies to record compensation expense when stock options are granted. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based awards entered into on or after January 1, 2002. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The disclosure provisions of SFAS 148 have been adopted by us with appropriate disclosure.

12. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenues, as reported (1)	$ 39,475,000	$ 41,082,000	$ 43,885,000	$ 45,924,000
Revenues from discontinued operations	(1,349,000)	(1,494,000)	(1,406,000)	(1,204,000)
Revenues, as adjusted	$ 38,126,000	$ 39,588,000	$ 42,479,000	$ 44,720,000
Cost of operations (2)	$ 9,948,000	$ 10,058,000	$ 11,509,000	$ 11,752,000
Net income allocable to common shareholders	$ 10,193,000	$ 10,927,000	$ 10,010,000	$ 9,886,000
Net income per share:				
Basic	$ 0.44	$ 0.48	$ 0.45	$ 0.46
Diluted	$ 0.44	$ 0.48	$ 0.45	$ 0.46

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues, as reported (1)	$ 50,825,000	$ 51,504,000	$ 50,763,000	$ 49,567,000
Revenues from discontinued operations	(1,023,000)	(1,091,000)	(1,018,000)	(240,000)
Revenues, as adjusted	$ 49,802,000	$ 50,413,000	$ 49,745,000	$ 49,327,000
Cost of operations (2)	$ 13,482,000	$ 13,339,000	$ 13,084,000	$ 13,575,000
Net income allocable to common shareholders	$ 13,085,000	$ 9,539,000	$ 9,911,000	$ 9,483,000
Net income per share:				
Basic	$ 0.61	$ 0.44	$ 0.46	$ 0.44
Diluted	$ 0.60	$ 0.44	$ 0.46	$ 0.44

(1) Includes rental income, facilities management fees, business services revenue, interest income and dividend income.

(2) Includes cost of operations, cost of facilities management and cost of business services. Discontinued operations is excluded.

13. Commitments and contingencies

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability, except as discussed below.

The Company acquired a property in Beaverton, Oregon ("Creekside Corporate Park") in May 1998. A portion of Creekside Corporate Park, as well as properties adjacent to Creekside Corporate Park, were the subject of an environmental investigation conducted by two current and past owner/operators of an industrial facility on adjacent property, pursuant to a Consent Decree issued by the Oregon Department of Environmental Quality ("ODEQ"). Results of that investigation indicate that the contamination from the industrial facility has migrated onto portions of Creekside Corporate Park owned by the Company. There is no evidence that the Company's past or current use of the Creekside Corporate Park property contributed in any way to the contamination that is the subject of the investigation, nor has the ODEQ alleged any such contribution.

In January, 2003, the Company singed a Consent Decree resolving all potential liability to the ODEQ with respect to Creekside Corporate Park; pursuant to the Decree, the Company will pay approximately $128,000. A former owner of Creekside Corporate Park has agreed to contribute approximately $58,000 to the settlement. The Company has accrued these costs at December 31, 2002.

Although environmental investigations conducted to date on other properties owned by the Company have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, and the Company is not aware of any such liability, it is possible that these investigations did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances, or regulations will not impose any material environmental liability, or (ii) the current environmental condition of the Company's properties has not been, or will not be, affected by tenants and occupants of the Company's properties, by the condition of properties in the vicinity of the Company's properties, or by third parties unrelated to the Company.

The Company currently is neither subject to any other material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation and administrative proceedings arising in the ordinary course of business. Management believes that the environmental issues will not have a material adverse impact on the Company's consolidated financial position or results of operations.

14. Reportable Segments

The Company has three reportable segments: flex properties, office properties and industrial properties located in eight geographical regions. Flex properties can generally be described as facilities that are configured with a combination of office and warehouse space and can be designed to fit an almost limitless number of uses (including office, assembly, showroom, laboratory, light manufacturing and warehouse). Office properties consist primarily of low-rise suburban office buildings. Industrial properties are designed for light manufacturing, assembly, storage and warehousing, distribution and research and development activities. The properties generate rental income through the leasing of space to a diverse group of tenants. The accounting policies of the Company's segments are the same as those described in Note 2.

The Company evaluates the performance of its properties primarily based on net operating income ("NOI"). NOI is defined by the Company as rental income less cost of operations. Accordingly, NOI excludes certain items such as interest income, dividend income, depreciation expense, amortization expense, general and administrative expense, interest expense and minority interest in income which are included in the determination of net income under accounting principles generally accepted in the United States.

	For the Year Ended December 31, 2002			
	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 32,998,000	$ 5,142,000	$ 4,699,000	$ 42,839,000
Northern California	12,001,000	6,452,000	2,676,000	21,129,000
Southern Texas	8,828,000	-	-	8,828,000
Northern Texas	18,421,000	1,965,000	780,000	21,166,000
Virginia	30,964,000	9,211,000	-	40,175,000
Maryland	11,883,000	14,752,000	-	26,635,000
Oregon	24,964,000	5,134,000	-	30,098,000
Other	6,695,000	-	-	6,695,000
	$ 146,754,000	$ 42,656,000	$ 8,155,000	$ 197,565,000
NOI:				
Southern California	$ 25,507,000	$ 3,787,000	$ 3,191,000	$ 32,485,000
Northern California	9,825,000	4,473,000	2,107,000	16,405,000
Southern Texas	5,869,000	-	-	5,869,000
Northern Texas	12,939,000	1,165,000	451,000	14,555,000
Virginia	22,586,000	6,223,000	-	28,809,000
Maryland	9,225,000	9,880,000	-	19,105,000
Oregon	20,427,000	3,285,000	-	23,712,000
Other	3,783,000	-	-	3,783,000
	$ 110,161,000	$ 28,813,000	$ 5,749,000	$ 144,723,000

	For the Year Ended December 31, 2001			
	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 28,587,000	$ 8,410,000	$ 5,824,000	$ 42,821,000
Northern California	15,451,000	1,369,000	2,756,000	19,576,000
Southern Texas	9,517,000	-	-	9,517,000
Northern Texas	18,005,000	1,823,000	-	19,828,000
Virginia	25,747,000	8,591,000	-	34,338,000
Maryland	8,439,000	512,000	-	8,951,000
Oregon	15,432,000	4,436,000	-	19,868,000
Other	6,710,000	-	-	6,710,000
	$ 127,888,000	$ 25,141,000	$ 8,580,000	$ 161,609,000
NOI:				
Southern California	$ 22,357,000	$ 5,374,000	$ 4,555,000	$ 32,286,000
Northern California	11,706,000	942,000	2,228,000	14,876,000
Southern Texas	6,341,000	-	-	6,341,000
Northern Texas	12,602,000	947,000	-	13,549,000
Virginia	19,500,000	5,508,000	-	25,008,000
Maryland	6,529,000	399,000	-	6,928,000
Oregon	12,865,000	3,297,000	-	16,162,000
Other	3,916,000	-	-	3,916,000
	$ 95,816,000	$ 16,467,000	$ 6,783,000	$ 119,066,000

	For the Year Ended December 31, 2000			
	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 27,072,000	$ 5,067,000	$ 4,365,000	$ 36,504,000
Northern California	13,165,000	1,319,000	2,493,000	16,977,000
Southern Texas	8,964,000	-	-	8,964,000
Northern Texas	17,524,000	1,454,000	-	18,978,000
Virginia	18,712,000	3,663,000	-	22,375,000
Maryland	8,372,000	214,000	-	8,586,000
Oregon	13,457,000	3,196,000	-	16,653,000
Other	6,297,000	-	-	6,297,000
	$ 113,563,000	$ 14,913,000	$ 6,858,000	$ 135,334,000
NOI:				
Southern California	$ 21,385,000	$ 3,309,000	$ 3,541,000	$ 28,235,000
Northern California	9,835,000	884,000	1,936,000	12,655,000
Southern Texas	5,914,000		-	5,914,000
Northern Texas	12,455,000	694,000	-	13,149,000
Virginia	14,147,000	2,257,000	-	16,404,000
Maryland	6,310,000	106,000	-	6,416,000
Oregon	11,112,000	2,194,000	-	13,306,000
Other	3,790,000	-	-	3,790,000
	$ 84,948,000	$ 9,444,000	$ 5,477,000	$ 99,869,000

The following table is provided to reconcile total segments NOI to consolidated operating income as determined by GAAP:

	For the Year Ended December 31,		
	2002	2001	2000
Net Operating Income:			
Segmented	$ 144,723,000	$ 119,066,000	$ 99,869,000
Facility management fees	587,000	531,000	428,000
Business services	(326,000)	(219,000)	203,000
Depreciation and amortization	(57,658,000)	(39,680,000)	(34,037,000)
General and administrative	(4,663,000)	(4,320,000)	(3,954,000)
Interest and dividend income	823,000	2,268,000	5,377,000
Interest expense	(5,324,000)	(1,715,000)	(1,481,000)
Equity in income of joint venture	1,978,000	25,000	-
Gain on investment of marketable securities	41,000	8,000	7,849,000
Income before gain on disposal of real estate, discontinued operations and minority interest	$ 80,181,000	$ 75,964,000	$ 74,254,000

Revenues are from external customers and no revenues are generated from transactions between segments. No single tenant accounted for more than 10% of the Company's total revenues. No segment data relative to assets or liabilities is presented since the Company does not evaluate performance based upon the assets or liabilities of the segments. The Company does not believe that historical cost of real estate facilities has any significant bearing upon the performance of the properties.

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2002					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Overland Park	Overland Park, KS	$ -	$0	$0	$0	$0	$0	$0	$0	3/17/98	5-30
Produce	San Francisco, CA	-	770	1,886	40	776	1,926	2,702	333	3/17/98	5-30
Crenshaw II	Torrance, CA	-	2,325	6,069	895	2,318	6,964	9,282	1,507	4/12/97	5-30
Airport	San Francisco, CA	-	899	2,387	285	899	2,672	3,571	540	4/12/97	5-30
Christopher Ave	Gaithersburg, MD	-	475	1,203	201	475	1,404	1,879	303	4/12/97	5-30
Monterey Park	Monterey Park, CA	-	3,078	7,862	569	3,078	8,431	11,509	1,753	1/1/97	5-30
Calle Del Oaks	Monterey, CA	-	287	706	135	287	841	1,128	200	1/1/97	5-30
Milwaukie I	Milwaukie, OR	-	1,125	2,857	643	1,125	3,500	4,625	787	1/1/97	5-30
Edwards Road	Cerritos, CA	-	450	1,217	466	450	1,683	2,133	373	1/1/97	5-30
Rainier	Renton, WA	-	330	889	181	330	1,070	1,400	241	1/1/97	5-30
Lusk	San Diego, CA	-	1,500	3,738	707	1,500	4,445	5,945	951	1/1/97	5-30
Eisenhower	Alexandria, VA	-	1,440	3,635	660	1,440	4,295	5,735	885	1/1/97	5-30
McKellips	Tempe, AZ	-	195	522	167	195	689	884	144	1/1/97	5-30
Old Oakland Rd	San Jose, CA	-	3,458	8,765	1,283	3,458	10,048	13,506	2,058	1/1/97	5-30
Junipero	Signal Hill, CA	-	900	2,510	168	900	2,678	3,578	501	1/1/97	5-30
Watson Plaza	Lakewood, CA	-	930	2,360	304	930	2,664	3,594	536	1/1/97	5-30
Northgate Blvd.	Sacramento, CA	-	1,710	4,567	997	1,710	5,564	7,274	1,135	1/1/97	5-30
Uplander	Culver City, CA	-	3,252	8,157	2,294	3,252	10,451	13,703	2,354	1/1/97	5-30
University	Tempe, AZ	-	2,160	5,454	2,068	2,160	7,522	9,682	1,600	1/1/97	5-30
E. 28th Street	Signal Hill, CA	-	1,500	3,749	490	1,500	4,239	5,739	874	1/1/97	5-30
W. Main	Mesa, AZ	-	675	1,692	849	675	2,541	3,216	485	1/1/97	5-30
S. Edward	Tempe, AZ	-	645	1,653	864	645	2,517	3,162	540	1/1/97	5-30
Leapwood Ave	Carson, CA	-	990	2,496	723	990	3,219	4,209	764	1/1/97	5-30
Downtown Center	Nashville, TN	-	660	1,681	626	660	2,307	2,967	526	1/1/97	5-30
Airport South	Nashville, TN	-	660	1,657	271	660	1,928	2,588	407	1/1/97	5-30
Great Oaks	Woodbridge, VA	-	1,350	3,398	579	1,350	3,977	5,327	796	1/1/97	5-30
Ventura Blvd. II	Studio City, CA	-	621	1,530	180	621	1,710	2,331	380	1/1/97	5-30
Largo 95	Largo, MD	-	3,085	7,332	475	3,085	7,807	10,892	1,618	9/24/97	5-30
Gunston	Lorton, VA	-	4,146	17,872	1,260	4,146	19,132	23,278	4,763	6/17/98	5-30
Canada	Lake Forest, CA	-	5,508	13,785	1,981	5,508	15,766	21,274	2,599	12/23/97	5-30
Ridge Route	Laguna Hills, CA	-	16,261	39,559	1,149	16,261	40,708	56,969	7,178	12/23/97	5-30
Lake Forest Commerce Park	Laguna Hills, CA	-	2,037	5,051	2,653	2,037	7,704	9,741	1,550	12/23/97	5-30
Buena Park Industrial Center	Buena Park, CA	-	3,245	7,703	1,124	3,245	8,827	12,072	1,793	12/23/97	5-30
Cerritos Business Center	Cerritos, CA	-	4,218	10,273	1,248	4,218	11,521	15,739	2,354	12/23/97	5-30
Parkway Commerce Center	Hayward, CA	-	4,398	10,433	1,571	4,398	12,004	16,402	2,319	12/23/97	5-30
Northpointe E	Sterling, VA	-	1,156	2,957	293	1,156	3,250	4,406	619	12/10/97	5-30
Ammendale	Beltsville, MD	-	4,278	18,380	2,611	4,278	20,991	25,269	6,440	1/13/98	5-30
Centrepointe	Landover, MD	8,164	3,801	16,708	2,060	3,801	18,768	22,569	5,191	3/20/98	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2002					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Shaw Road	Sterling, VA	-	2,969	10,008	941	2,969	10,949	13,918	3,372	3/9/98	5-30
Creekside-Phase 1	Beaverton, OR	-	4,519	13,651	869	4,519	14,520	19,039	4,012	5/4/98	5-30
Creekside-Phase 2 Bldg-4	Beaverton, OR	-	807	2,542	200	807	2,742	3,549	747	5/4/98	5-30
Creekside-Phase 2 Bldg-5	Beaverton, OR	-	521	1,603	74	521	1,677	2,198	463	5/4/98	5-30
Creekside-Phase 2 Bldg-1	Beaverton, OR	-	1,326	4,035	209	1,326	4,244	5,570	1,217	5/4/98	5-30
Creekside-Phase 3	Beaverton, OR	-	1,353	4,101	333	1,353	4,434	5,787	1,322	5/4/98	5-30
Creekside-Phase 5	Beaverton, OR	-	1,741	5,301	745	1,741	6,046	7,787	1,687	5/4/98	5-30
Creekside-Phase 6	Beaverton, OR	-	2,616	7,908	629	2,616	8,537	11,153	2,378	5/4/98	5-30
Creekside-Phase 7	Beaverton, OR	-	3,293	9,938	1,127	3,293	11,065	14,358	3,119	5/4/98	5-30
Creekside-Phase 8	Beaverton, OR	-	1,140	3,644	107	1,140	3,751	4,891	1,004	5/4/98	5-30
Woodside-Phase 1	Beaverton, OR	-	2,987	8,982	1,339	2,987	10,321	13,308	2,777	5/4/98	5-30
Woodside-Phase 2 Bldg-6	Beaverton, OR	-	255	784	84	255	868	1,123	267	5/4/98	5-30
Woodside-Phase 2 Bldg-7&8	Beaverton, OR	-	2,101	6,386	554	2,101	6,940	9,041	1,906	5/4/98	5-30
Woodside-Sequent 1	Beaverton, OR	-	2,890	8,672	45	2,890	8,717	11,607	2,418	5/4/98	5-30
Woodside-Sequent 5	Beaverton, OR	-	3,093	9,279	2	3,093	9,281	12,374	2,575	5/4/98	5-30
Northpointe G	Sterling, VA	-	824	2,964	634	824	3,598	4,422	886	6/11/98	5-30
Spectrum 95	Landover, MD	-								9/30/98	5-30
Las Plumas	San Jose, CA	-	4,379	12,889	955	4,379	13,844	18,223	3,587	12/31/98	5-30
Lafayette	Chantilly, VA	-	671	4,179	102	671	4,281	4,952	921	01/29/99	5-30
CreeksideVII	Beaverton, OR	-	358	3,232	83	358	3,315	3,673	357	04/17/00	5-30
Woodside-Greystone	Beaverton, OR	-	1,262	6,966	2,417	1,262	9,383	10,645	1,429	7/15/99	5-30
Dulles South	Chantilly, VA	-	599	3,098	202	599	3,300	3,899	658	6/30/99	5-30
Sullyfield Circle	Chantilly, VA	-	774	3,712	380	774	4,092	4,866	825	6/30/99	5-30
Park East I & II	Chantilly, VA	6,067	2,324	10,875	361	2,324	11,236	13,560	2,218	6/30/99	5-30
Park East III	Chantilly, VA	6,048	1,527	7,154	388	1,527	7,542	9,069	1,518	6/30/99	5-30
Northpointe Business Center A	Sacramento, CA	-	729	3,324	577	729	3,901	4,630	1,208	7/29/99	5-30
Corporate Park Phoenix	Phoenix, AZ	-	2,761	10,269	601	2,761	10,870	13,631	1,685	12/30/99	5-30
Santa Clara Technology Park	Santa Clara, CA	-	7,673	15,645	491	7,673	16,136	23,809	2,476	3/28/00	5-30
Corporate Pointe	Irvine, CA	-	6,876	18,519	1,037	6,876	19,556	26,432	2,630	9/22/00	5-30
Lafayette II/Pleasant Valley Rd	Chantilly, VA	-	1,009	9,219	1,127	1,009	10,346	11,355	988	8/15/01	5-30
Northpointe Business Center B	Sacramento, CA	-	717	3,269	567	717	3,836	4,553	652	7/29/99	5-30
Northpointe Business Center C	Sacramento, CA	-	726	3,313	449	726	3,762	4,488	613	7/29/99	5-30
Northpointe Business Center D	Sacramento, CA	-	427	1,950	214	427	2,164	2,591	350	7/29/99	5-30
Northpointe Business Center E	Sacramento, CA	-	432	1,970	38	432	2,008	2,440	338	7/29/99	5-30
I-95 Building I	Springfield, VA	-	1,308	5,790	367	1,308	6,157	7,465	768	12/20/00	5-30
I-95 Building II	Springfield, VA	-	1,308	5,790	97	1,308	5,887	7,195	738	12/20/00	5-30
I-95 Building III	Springfield, VA	-	919	4,092	1,414	919	5,506	6,425	644	12/20/00	5-30
2700 Prosperity Avenue	Fairfax, VA	-	3,404	9,883	8	3,404	9,891	13,295	836	6/1/01	5-30
2701 Prosperity Avenue	Fairfax, VA	-	2,199	6,374	2	2,199	6,376	8,575	539	6/1/01	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2002					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
2710 Prosperity Avenue	Fairfax, VA	-	969	2,844	5	969	2,849	3,818	244	6/1/01	5-30
2711 Prosperity Avenue	Fairfax, VA	-	1,047	3,099	62	1,047	3,161	4,208	282	6/1/01	5-30
2720 Prosperity Avenue	Fairfax, VA	-	1,898	5,502	114	1,898	5,616	7,514	465	6/1/01	5-30
2721 Prosperity Avenue	Fairfax, VA	-	576	1,673	577	576	2,250	2,826	196	6/1/01	5-30
2730 Prosperity Avenue	Fairfax, VA	-	3,011	8,841	728	3,011	9,569	12,580	831	6/1/01	5-30
2731 Prosperity Avenue	Fairfax, VA	-	524	1,521	6	524	1,527	2,051	129	6/1/01	5-30
2740 Prosperity Avenue	Fairfax, VA	-	890	2,732	28	890	2,760	3,650	264	6/1/01	5-30
2741 Prosperity Avenue	Fairfax, VA	-	786	2,284	197	786	2,481	3,267	213	6/1/01	5-30
2750 Prosperity Avenue	Fairfax, VA	-	4,203	12,190	190	4,203	12,380	16,583	1,051	6/1/01	5-30
2751 Prosperity Avenue	Fairfax, VA	-	3,640	10,632	-4	3,640	10,628	14,268	909	6/1/01	5-30
Woodside Greystone II & III	Beaverton, OR	-	1,558	9,024	287	1,558	9,311	10,869	525	09/30/01	5-30
Greenbrier Court	Beaverton, OR	-	2,771	8,403	7	2,771	8,410	11,181	585	11/20/01	5-30
Parkside	Beaverton, OR	-	4,348	13,502	597	4,348	14,099	18,447	1,024	11/20/01	5-30
The Atrium	Beaverton, OR	-	5,535	16,814	48	5,535	16,862	22,397	1,175	11/20/01	5-30
Waterside	Beaverton, OR	-	4,045	12,419	231	4,045	12,650	16,695	862	11/20/01	5-30
Ridgeview	Beaverton, OR	-	2,478	7,531	8	2,478	7,539	10,017	524	11/20/01	5-30
The Commons	Beaverton, OR	-	1,439	4,566	784	1,439	5,350	6,789	386	11/20/01	5-30
Lamar Boulevard	Austin, TX	-	2,528	6,596	2,298	2,528	8,894	11,422	2,064	1/1/97	5-30
N. Barker's Landing	Houston, TX	-	1,140	3,003	1,770	1,140	4,773	5,913	1,153	1/1/97	5-30
La Prada	Mesquite, TX	-	495	1,235	150	495	1,385	1,880	285	1/1/97	5-30
NW Highway	Garland, TX	-	480	1,203	83	480	1,286	1,766	265	1/1/97	5-30
Quail Valley	Missouri City, TX	-	360	918	117	360	1,035	1,395	213	1/1/97	5-30
Business Parkway I	Richardson, TX	-	799	3,568	615	799	4,183	4,982	1,128	5/4/98	5-30
The Summit	Plano, TX	-	1,536	6,654	1,065	1,536	7,719	9,255	2,406	5/4/98	5-30
Northgate II	Dallas, TX	-	1,274	5,505	893	1,274	6,398	7,672	1,987	5/4/98	5-30
Empire Commerce	Dallas, TX	-	304	1,545	213	304	1,758	2,062	443	5/4/98	5-30
Royal Tech – Digital	Irving, TX	-	319	1,393	279	319	1,672	1,991	498	5/4/98	5-30
Royal Tech – Springwood	Irving, TX	-	894	3,824	449	894	4,273	5,167	1,233	5/4/98	5-30
Royal Tech – Regent	Irving, TX	-	606	2,615	771	606	3,386	3,992	1,072	5/4/98	5-30
Royal Tech – Bldg 7	Irving, TX	-	246	1,061	15	246	1,076	1,322	288	5/4/98	5-30
Royal Tech – NFTZ	Irving, TX	-	1,517	6,499	489	1,517	6,988	8,505	1,933	5/4/98	5-30
Royal Tech – Olympus	Irving, TX	-	1,060	4,531	65	1,060	4,596	5,656	1,243	5/4/98	5-30
Royal Tech – Honeywell	Irving, TX	-	548	2,347	172	548	2,519	3,067	719	5/4/98	5-30
Royal Tech – Bldg 12	Irving, TX	-	1,466	6,263	8	1,466	6,271	7,737	1,708	5/4/98	5-30
Royal Tech – Bldg 13	Irving, TX	-	955	4,080	258	955	4,338	5,293	1,217	5/4/98	5-30
Royal Tech – Bldg 14	Irving, TX	-	2,010	10,242	562	2,010	10,804	12,814	2,640	5/4/98	5-30
Royal Tech – Bldg 15	Irving, TX	-	1,307	5,600	153	1,307	5,753	7,060	1,561	11/4/98	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2002					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Westchase Corporate Park........	Houston, TX	-	2,173	7,338	189	2,173	7,527	9,700	1,237	12/30/99	5-30
Ben White 1..............................	Austin, TX	-	789	3,571	23	789	3,594	4,383	876	12/31/98	5-30
Ben White 5..............................	Austin, TX	-	761	3,444	83	761	3,527	4,288	869	12/31/98	5-30
McKalla 3.................................	Austin, TX	-	662	2,994	252	662	3,246	3,908	793	12/31/98	5-30
McKalla 4.................................	Austin, TX	-	749	3,390	83	749	3,473	4,222	866	12/31/98	5-30
Mopac 6...................................	Austin, TX	-	307	1,390	189	307	1,579	1,886	405	12/31/98	5-30
Waterford A..............................	Austin, TX	-	597	2,752	1	597	2,753	3,350	632	1/06/99	5-30
Waterford B..............................	Austin, TX	-	367	1,672	-	367	1,672	2,039	347	5/20/99	5-30
Waterford C..............................	Austin, TX	-	1,144	5,225	35	1,144	5,260	6,404	1,096	5/20/99	5-30
McNeil 6..................................	Austin, TX	-	437	2,013	-	437	2,013	2,450	462	1/6/9	5-30
Rutland 11...............................	Austin, TX	-	325	1,536	-	325	1,536	1,861	347	1/6/99	5-30
Rutland 12...............................	Austin, TX	-	535	2,487	54	535	2,541	3,076	608	1/6/99	5-30
Rutland 13...............................	Austin, TX	-	469	2,190	30	469	2,220	2,689	515	1/6/99	5-30
Rutland 14...............................	Austin, TX	-	535	2,422	115	535	2,537	3,072	636	12/31/98	5-30
Rutland 19...............................	Austin, TX	-	158	762	139	158	901	1,059	238	1/6/99	5-30
Royal Tech - Bldg 16.............	Irving, TX	-	2,464	2,703	2,017	2,464	4,720	7,184	469	7/1/99	5-30
Royal Tech - Bldg 17.............	Irving, TX	-	1,832	6,901	2,109	1,832	9,010	10,842	618	8/15/01	5-30
Monroe Business Center..........	Herndon, VA	-	5,926	13,944	2,118	5,926	16,062	21,988	3,845	8/1/97	5-30
Lusk II-R&D............................	San Diego, CA	-	1,077	2,644	146	1,077	2,790	3,867	486	3/17/98	5-30
Lusk II-Office..........................	San Diego, CA	-	1,230	3,005	705	1,230	3,710	4,940	698	3/17/98	5-30
Norris Cn-Office......................	San Ramon, CA	-	1,486	3,642	660	1,486	4,302	5,788	773	3/17/98	5-30
Northpointe D..........................	Sterling, VA	-	787	2,857	1,032	787	3,889	4,676	878	6/11/98	5-30
Monroe II.................................	Herndon, VA	-	811	4,967	334	811	5,301	6,112	1,338	1/29/99	5-30
Metro Park I.............................	Rockville, MD	-	5,383	15,404	69	5,383	15,473	20,856	1,023	12/27/01	5-30
Metro Park I R&D....................	Rockville, MD	-	5,404	15,748	407	5,404	16,155	21,559	1,094	12/27/01	5-30
Metro Park II...........................	Rockville, MD	-	1,223	3,490	149	1,223	3,639	4,862	246	12/27/01	5-30
Metro Park II...........................	Rockville, MD	-	2,287	6,533	195	2,287	6,728	9,015	435	12/27/01	5-30
Metro Park III..........................	Rockville, MD	-	4,555	13,039	58	4,555	13,097	17,652	869	12/27/01	5-30
Metro Park IV..........................	Rockville, MD	-	4,188	12,035	60	4,188	12,095	16,283	800	12/27/01	5-30
Metro Park V...........................	Rockville, MD	-	9,813	28,214	23	9,813	28,237	38,050	1,867	12/27/01	5-30
Kearny Mesa-Office................	San Diego, CA	-	785	1,933	657	785	2,590	3,375	515	3/17/98	5-30
Kearny Mesa-R&D..................	San Diego, CA	-	2,109	5,156	158	2,109	5,314	7,423	910	3/17/98	5-30
Bren Mar-Office......................	Alexandria, VA	-	572	1,401	887	572	2,288	2,860	527	3/17/98	5-30
Lusk III....................................	San Diego, CA	-	1,904	4,662	253	1,904	4,915	6,819	847	3/17/98	5-30
Bren Mar-R&D........................	Alexandria, VA	-	1,625	3,979	170	1,625	4,149	5,774	692	3/17/98	5-30
Alban Road-Office..................	Springfield, VA	-	988	2,418	1,173	988	3,591	4,579	676	3/17/98	5-30
Alban Road-R&D....................	Springfield, VA	-	947	2,318	330	948	2,648	3,596	450	3/17/98	5-30
		$20,279	$286,301	$886,441	$82,032	$286,301	$968,473	$1,254,774	$177,229		

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-48313) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 1997 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-50274) of PS Business Parks, Inc. pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-3 (No. 333-78627) and in the related prospectus and the Registration Statement on Form S-3 (No. 333-50463) and the related prospectus of our report dated February 14, 2003 with respect to the consolidated financial statements and schedule of PS Business Parks, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 27, 2003

Exhibit 99.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of PS Business Parks, Inc. (the "Company") for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner Jr., as Chief Executive Officer of the Company, and Jack Corrigan, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer
Date: March 27, 2003

/s/ Jack Corrigan
Name: Jack Corrigan
Title: Chief Financial Officer
Date: March 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald L. Havner, Jr., Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Ronald L. Havner, Jr.
[Signature]
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jack Corrigan, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Jack Corrigan
[Signature]
Chief Financial Officer

CORPORATE DATA

PS Business Parks, Inc.

Corporate Headquarters

701 Western Avenue
Glendale, California 91201
818.244.8080
818.242.0566 Fax

Website

www.psbusinessparks.com

Board of Directors

RONALD L. HAVNER, JR.
Chairman of the Board and
Chief Executive Officer

VERN O. CURTIS
Director

ARTHUR M. FRIEDMAN
Director

JAMES H. KROPP
Director

HARVEY LENKIN
Director

ALAN K. PRIBBLE
Director

JACK D. STEELE
Director

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

Independent Auditors

Ernst & Young LLP
Los Angeles, CA

Stock Listing

PS Business Parks, Inc. is traded on the American Stock Exchange under the symbol "PSB."


PSB
AMEX
LISTED

Executive Officers

RONALD L. HAVNER, JR.
Chairman of the Board and
Chief Executive Officer

JOSEPH D. RUSSELL
President

JACK E. CORRIGAN
Vice President, Chief Financial Officer
and Secretary

J. MICHAEL LYNCH
Vice President and Director of Acquisitions
and Development

STEPHEN S. KING
Vice President, Chief Operating Officer

JOSEPH E. MILLER
Vice President, Corporate Controller

ANGELIQUE A. BENSCHNEIDER
Vice President

MARIA R. HAWTHORNE
Vice President

WILLIAM A. MCFAUL
Vice President

EILEEN M. NEWKIRK
Vice President

Other Corporate Officers

M. BRETT FRANKLIN
Vice President of Aquisitions

EDDIE RUIZ
Vice President, Director of Facilities

STEVEN M. HEATH
Director of MIS

Property Management

RONALD W. GILBREATH
Regional Manager

KURT G. HYSEN
Regional Manager

ROBIN E. MATHER
Regional Manager

VIOLA I. SANCHEZ
Regional Manager

PS Business Parks, Inc.
701 Western Avenue
Glendale, CA 91201
818.244.8080
www.psbusinessparks.com